

ARMADA HOFFLER

2022
ANNUAL
REPORT



EQUITY
CAPITALIZATION*

$1.2B

COMPANY OVERVIEW

Armada Hoffler is a vertically integrated, self-managed real estate investment trust with more than four decades of experience developing, building, acquiring, and managing high-quality office, retail, and multifamily properties located primarily in the Mid-Atlantic and Southeastern United States. The company also provides general construction and development services to third-party clients, in addition to developing and building properties to be placed in our stabilized portfolio.



OUR TEAM

The Armada Hoffler team has strong institutional knowledge ensuring the company is operating efficiently, while developing sustainable projects and maintaining a continued focus on shareholder value creation through our healthy portfolio and tremendous growth. At Armada Hoffler, we think of ourselves as a unique type of REIT.

CURRENT PORTFOLIO

OCCUPANCY

Stabilized Assets

97%

Portfolio also includes properties in Indiana (1).

DEVELOPMENT

Current Development Pipeline

$669M

PORTFOLIO

Rental Square Feet

6M

Multifamily Units

2,254

as of 12/31/22

A MESSAGE TO OUR SHAREHOLDERS

Armada Hoffler is pleased to report that we saw our best operational metrics in our company's history in 2022. The primary drivers of this outperformance were increased NOI from office properties, robust same store NOI, and early payoff of a preferred equity asset, which triggered a minimum interest payment. With a continued eye on a strong balance sheet, we are excited that our success across all verticals provides an enhanced company stability, as well as opportunities for growth.

Armada Hoffler's leasing activity in 2022 reached the highest velocity in company history across all sectors. Our occupancy within our stabilized assets stood at 97% at the end of 2022.

The development pipeline continues to strengthen with projects such as Chronicle Mill and Southern Post well-underway.

We also see many off-market acquisition opportunities within reach. This performance, as well as other opportunities developing in the near term, gives us confidence that Armada Hoffler's metrics will expand beyond 2022's many successes.

Of course, we cannot continue to reach new heights without the tremendous depth of expertise within our organization. Our employees are the foundation of this company, and we are proud to be 12.3% management owned. This past year, we invested in putting 62 of our managers through managerial training to support their leadership skills and growth. Our high-performance in leadership program continues to equip attendees with the skills they need to lead within their departments and across the company. We are proud to have announced our second cohort group at the end of 2022. Additionally, Armada Hoffler enhanced employee benefits through efforts such as expanding our parental leave policy and implementing a hybrid work environment. In recognition of our team and their successes, we were awarded two Best Places to Work awards across the state of Virginia. Several individual team members were also recognized with various prestigious awards.

Let's take some time to reflect on the remarkable accomplishments of 2022.

STRATEGY

As Armada Hoffler's largest equity holder, our management team remains committed to generating long-term value for all shareholders. To that end, our company strategies serve to support these values:

- Invest in and develop top quality real estate in high barrier-to-entry locations to maintain high occupancy and achieve premium rental rates through varying economic cycles.

- Capitalize on public-private partnership, joint venture, mezzanine lending, equity investment, acquisition, and disposition opportunities.

- Maintain full-service capabilities across the real estate spectrum – development, construction, and asset management – to execute on a range of opportunities throughout the investment cycle.

- Remain committed to sustainable and efficient environmental, social, and governance practices.

- Create value and maximize the wholesale-to-retail spread in development projects with our development and construction expertise.

- Maintain a strong balance sheet to provide access to low-cost capital and the flexibility to make opportunistic investments.

2022 COMPANY HIGHLIGHTS

2022 PERFORMANCE

13% Increase from our 2022 guidance

12% Dividend increase

Record net operating income from our multifamily properties combined with robust leasing in the office and retail sector, as well as off-market acquisitions, all played a role in this outstanding achievement.

LEASING HISTORIC HIGH

97% leased of all three of the asset classes in our stabilized portfolio

The multifamily segment performance has been nothing short of spectacular with every 2022 metric registering the highest increases in year-over-year results that we have experienced in our history.

2022 FULL YEAR SAME STORE NET OPERATING INCOME

5.6% GAAP Basis

6.7% Cash Basis

2022 FULL YEAR RELEASING SPREADS ON COMMERCIAL PORTFOLIO

7.1% GAAP Basis

2.7% Cash Basis

DEVELOPMENT AND CONSTRUCTION PROJECTS

Armada Hoffler's goal remains to develop and invest in the highest quality real estate in high-barrier-to-entry locations to maintain a maximum occupancy and achieve premium rental rates through varying economic cycles. It was an impressive year for our adaptive reuse development, Chronicle Mill. This unique rehabilitation project has been a resounding success and was over 93% leased at the end of 2022, with construction being materially complete on the site.

CHRONICLE MILL

This project is a historic textile mill in Belmont, North Carolina with 238 apartments and 14,900 SF of commercial space

THIRD PARTY CONSTRUCTION PROJECTS

Our construction teams celebrated $7.7 million in third party gross profits. We have significant value creation underway and, most importantly, the projects are being executed in a manner that is consistent with the underwriting.

OTHER PROPERTIES DELIVERED

GAINESVILLE APARTMENTS

$52M multifamily joint venture with Terwilliger Pappas in Gainesville, GA with 223 apartments.



CONSTRUCTION UNDERWAY



T. ROWE PRICE

$264M global headquarters office project in Baltimore, MD with 553,000 SF of office space and 20,200 SF of retail space



SOUTHERN POST

Mixed-use project in Roswell, GA with 95,000 SF of office space, 42,000 SF of retail space, 128 apartment units, and 9 townhomes



ALLIED | HARBOR POINT

Mixed-use project in Baltimore, MD with 16,000 SF of retail space and 312 apartment units

STRATEGIC ACQUISITIONS & DISPOSITIONS

ACQUISITIONS

With the acquisition of the Class A+ mixed-use Constellation building, we added a large mixed-use property to our expanding portfolio in Baltimore's Harbor Point. Pembroke Square, 124k square feet of retail, adjacent to Town Center of Virginia Beach.

DISPOSITIONS

In 2021 we announced the closing of the $75 million sale of student housing property Nine East 33rd in Baltimore, Maryland. Since then, we have completely vacated the student housing space with the sales of Hoffler Place and Summit Place, and have focused our investment efforts on more profitable and stable opportunities within the mixed-use, conventional multifamily, and grocery anchored shopping centers. As a result of this decision, we can provide a steady source of inexpensive capital to fund more development and acquisition opportunities.

OTHER DISPOSITIONS

- $24M retail sale in Durham, NC at a 4.0% exit cap rate

- $150M sale of The Residences at Annapolis Junction at a 4.2% exit cap rate

The Constellation Building complements our existing Harbor Point portfolio and development and features:

444,000
Square feet of Class A office space

103
Multifamily units

38,500
Square feet of retail space

750
Parking spaces

SUSTAINABILITY

Armada Hoffler always strives to conduct our business, the development, construction, and operation of new and existing buildings, in a manner that contributes to positive economic, social, and environmental outcomes for our customers, shareholders, employees, and communities we serve. We are guided by our sustainability roadmap, which includes our three priority pillars: People, Planet, and Communities. While there is always more to do, I am proud of the achievements we made in 2022.

In 2022, we continued to improve our employee benefits such as expanding our paid parental leave policy. We also continued to invest in developing our people. We engaged Rice & Associates to put 62 of our managers through leadership training and announced our second High Performance Leadership program to help ensure we have a strong pipeline of future leaders. Additionally, we continued to make progress in our diversity, equity, and inclusion programs to spread a wider net for diverse talent. We remain more committed than ever to minimizing our impact on the environment by aligning with our Climate Change Strategic Plan to help us reduce our greenhouse gas (GHG) emissions and manage the impacts of climate change on our business. And lastly, supporting the communities we do business in. From our earliest days, Armada Hoffler has been grounded in local neighborhoods, cities, and towns. We remain committed to working with local nonprofits, academic institutions, and civic leaders to make our communities a better place to work, live, and play. We continued to support partners such as the Ronald McDonald House of Maryland and other organizations that provide a helping hand to families during these trying times.

Underlying all we do is our commitment to conducting our business ethically and with integrity. I believe this starts with strong governance practices and leadership from our board of directors, whom I want to thank for their ongoing support and guidance during a year that continued to present challenges for business, society, and the environment. Going forward, we remain committed to transparency and disclosure. I encourage you to read our Sustainability Report at **www.armadahoffler.com/sustainability**.



SUSTAINABILITY ACHIEVEMENTS & COMMUNITY OUTREACH

3,796
TOTAL TRAINING HOURS

539
TOTAL HOURS OF HEALTH & SAFETY TRAINING



INTRODUCED HYBRID WORK SCHEDULE



UPDATED PAID PARENTAL LEAVE POLICY

$114,618
CORPORATE CHARITABLE DONATIONS



ADDED JUNETEENTH TO PAID HOLIDAY SCHEDULE

$9,731
EMPLOYEE GIVING

902
EMPLOYEE VOLUNTEER HOURS



LOOKING AHEAD

Our 2022 successes are represented by our strong underlying portfolio; high occupancy, sustained renewal spreads, weighted average lease terms, tenant diversification, and credit quality. This foundation will continue to produce healthy NOI growth in each of our asset classes and record bottom-line per share earnings. It is for these reasons, along with safe and reliable construction services, supported by seamless execution of high-quality development projects, we will continue to create shareholder value for years to come.

GRATITUDE

To all of our stakeholders – investors, tenants, partners, clients, board of directors, and our exceptional team – thank you for your continued support. I am proud to be associated with each one of you, with our talented workforce and depth of institutional knowledge, we look to 2023 as another prosperous year.

Sincerely,

LOUIS S. HADDAD
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022
or
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from   to
Commission file number 001-35908

ARMADA HOFFLER PROPERTIES, INC.
(Exact Name of Registrant as Specified in Its Charter)

Maryland	**46-1214914**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
222 Central Park Avenue , Suite 2100	
Virginia Beach , Virginia	**23462**
(Address of principal executive offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: (757) 366-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	AHH	New York Stock Exchange
6.75% Series A Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share	AHHPrA	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

As of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $855.1 million, based on the closing sales price of $12.84 per share as reported on the New York Stock Exchange. (For purposes of this calculation all of the registrant's directors and executive officers are deemed affiliates of the registrant.)

As of February 17, 2023, the registrant had 67,713,787 shares of common stock outstanding. In addition, as of February 17, 2023, Armada Hoffler, L.P., the registrant's operating partnership subsidiary (the "Operating Partnership"), had 20,611,190 common units of limited partnership interest ("OP Units") outstanding (other than OP Units held by the registrant). Based on the 67,713,787 shares of common stock and 20,611,190 OP Units held by limited partners other than the registrant, the registrant had a total common equity market capitalization of $1,187,970,941 as of February 17, 2023 (based on the closing sales price of $13.45 on the New York Stock Exchange on such date).

Documents Incorporated by Reference

Portions of the registrant's Definitive Proxy Statement relating to its 2023 Annual Meeting of Stockholders are incorporated by reference into Part III of this report. The registrant expects to file its Definitive Proxy Statement with the Securities and Exchange Commission within 120 days after December 31, 2022.

Armada Hoffler Properties, Inc.

Form 10-K
For the Fiscal Year Ended December 31, 2022

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. This report contains forward-looking statements within the meaning of the federal securities laws. We caution investors that any forward-looking statements presented in this report, or which management may make orally or in writing from time to time, are based on beliefs and assumptions made by, and information currently available to, management. When used, the words "anticipate," "believe," "expect," "intend," "may," "might," "plan," "estimate," "project," "should," "will," "result" and similar expressions, which do not relate solely to historical matters, are intended to identify forward-looking statements. Such statements are subject to risks, uncertainties, and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties, and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. We caution you that while forward-looking statements reflect our good faith beliefs when we make them, they are not guarantees of future performance and are impacted by actual events when they occur after we make such statements. We expressly disclaim any responsibility to update forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends.

Forward-looking statements involve numerous risks and uncertainties, and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data, or methods which may be incorrect or imprecise, and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

- adverse economic or real estate developments, either nationally or in the markets in which our properties are located;

- our failure to generate sufficient cash flows to service our outstanding indebtedness;

- defaults on, early terminations of, or non-renewal of leases by tenants, including significant tenants;

- bankruptcy or insolvency of a significant tenant or a substantial number of smaller tenants;

- the inability of one or more mezzanine loan borrowers to repay mezzanine loans in accordance with their contractual terms;

- difficulties in identifying or completing development, acquisition, or disposition opportunities;

- our ability to commence or continue construction and development projects on the timeframes and terms currently anticipated;

- our failure to successfully operate developed and acquired properties;

- our failure to generate income in our general contracting and real estate services segment in amounts that we anticipate;

- fluctuations in interest rates;

- the impact of inflation, including increases in operating costs

- our failure to obtain necessary outside financing on favorable terms or at all;

- our inability to extend the maturity of or refinance existing debt or comply with the financial covenants in the agreements that govern our existing debt;

- financial market fluctuations;

- risks that affect the general retail environment or the market for office properties or multifamily units;

- the competitive environment in which we operate;

- decreased rental rates or increased vacancy rates;

- conflicts of interests with our officers and directors;

- lack or insufficient amounts of insurance;

- environmental uncertainties and risks related to adverse weather conditions and natural disasters;

- other factors affecting the real estate industry generally;

- our failure to maintain our qualification as a real estate investment trust ("REIT") for U.S. federal income tax purposes;

- limitations imposed on our business and our ability to satisfy complex rules in order for us to maintain our qualification as a REIT for U.S. federal income tax purposes;

- changes in governmental regulations or interpretations thereof, such as real estate and zoning laws and increases in real property tax rates and taxation of REITs; and

- potential negative impacts from changes to the U.S. tax laws.

While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We caution investors not to place undue reliance on these forward-looking statements. For a further discussion of these and other factors that could impact our future results, performance, or transactions, see the factors discussed in Item 1A. Risk Factors and Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations herein and in other documents that we file from time to time with the Securities and Exchange Commission (the "SEC").

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. These summary risks provide an overview of many of the risks we are exposed to in the normal course of our business and are discussed more fully in Item 1A. Risk Factors herein. These risks include, but are not limited to, the following:

- Adverse economic and geopolitical conditions and dislocations in the credit markets, including as a result of the novel coronavirus ("COVID-19"), could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

- Our failure to establish new development relationships with public partners and expand our development relationships with existing public partners could have a material adverse effect on our results of operations, cash flow, and growth prospects.

- We may be unable to identify and complete development opportunities and acquisitions of properties that meet our investment criteria, which may materially and adversely affect our results of operations, cash flow, and growth prospects.

- Our real estate development activities are subject to risks particular to development, such as unanticipated expenses, delays, and other contingencies, any of which could materially and adversely affect our financial condition, results of operations, and cash flow.

- The geographic concentration of our portfolio could cause us to be more susceptible to adverse economic or regulatory developments in the markets in which our properties are located than if we owned a more geographically diverse portfolio.

- We have a substantial amount of indebtedness outstanding, which may expose us to the risk of default under our debt obligations and may include covenants that restrict our ability to pay distributions to our stockholders.

- Failure to maintain our current credit rating could adversely affect our cost of funds, related margins, liquidity, and access to the debt capital markets.

- Increases in interest rates, or failure to hedge effectively against interest rate changes, will increase our interest expense and may adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

- Our growth depends on external sources of capital that are outside of our control and may not be available to us on commercially reasonable terms or at all, which could limit our ability to, among other things, meet our capital and operating needs or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.

- We may be unable to renew leases, lease vacant space, or re-lease space on favorable terms or at all as leases expire, which could materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

- The short-term leases in our multifamily portfolio expose us to the effects of declining market rents, which could adversely affect our results of operations, cash flow, and cash available for distribution.

- Mezzanine loans and similar loan investments are subject to significant risks, and losses related to these investments could have a material adverse effect on our financial condition and results of operations.

- Most of our costs, such as operating and general and administrative expenses, interest expense, and real estate acquisition and construction costs, are subject to inflation.

- Adverse economic and regulatory conditions, particularly in the Mid-Atlantic region, could adversely affect our construction and development business, which could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

- There can be no assurance that all of the projects for which our construction business is engaged as general contractor will be commenced or completed in their entirety in accordance with the anticipated cost or that we will achieve the financial results we expect from the construction of such properties.

- There can be no assurance that we will be able to realize the business objectives of our real estate investments through disposition or refinancing of such at attractive prices or within certain time periods, and any related illiquidity of our real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

- Daniel Hoffler and his affiliates own, directly or indirectly, a substantial beneficial interest in our company on a fully diluted basis and have the ability to exercise significant influence on our company and our Operating Partnership, including the approval of significant corporate transactions.

- Our charter contains certain provisions restricting the ownership and transfer of our stock that may delay, defer, or prevent a change of control transaction that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

- Failure to maintain our qualification as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distribution to our stockholders.

- We may be unable to make distributions at expected levels, which could result in a decrease in the market price of our common stock and our 6.75% Series A Cumulative Redeemable Perpetual Preferred Stock, $0.01 par value per share ("Series A Preferred Stock").

Item 1.   Business.

Our Company

References to "we," "our," "us," and "our company" refer to Armada Hoffler Properties, Inc., a Maryland corporation, together with our consolidated subsidiaries, including Armada Hoffler, L.P., a Virginia limited partnership (the "Operating Partnership"), of which we are the sole general partner.

We are a full-service real estate company with extensive experience developing, building, owning, and managing high-quality, institutional-grade office, retail, and multifamily properties in attractive markets primarily throughout the Mid-Atlantic and Southeastern United States. In addition to the ownership of our operating property portfolio, we develop and build properties for our own account and through joint ventures between us and unaffiliated partners and also invest in development projects through mezzanine lending and preferred equity arrangements. We also provide general contracting services to third parties. Our construction and development experience includes mid- and high-rise office buildings, retail strip malls, retail power centers, multifamily apartment communities, hotels and conference centers, single- and multi-tenant industrial, distribution, and manufacturing facilities, educational, medical and special purpose facilities, government projects, parking garages, and mixed-use town centers. Our most recent third-party construction contracts have included the mixed-use project The Interlock in Atlanta, Georgia, Boulder Lake Apartments in Chesterfield, Virginia, and 27th Street Hotel in Virginia Beach. We also are proud to have completed numerous signature properties across the Mid-Atlantic region, such as the Constellation Energy Building in Baltimore, Maryland, the Inner Harbor East development in Baltimore, Maryland and the Mandarin Oriental Hotel in Washington, D.C.

We were formed on October 12, 2012 under the laws of the State of Maryland and are headquartered in Virginia Beach, Virginia. We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with the taxable year ended December 31, 2013. Substantially all of our assets are held by, and all of our operations are conducted through, our Operating Partnership. As of December 31, 2022, we owned, through a combination of direct and indirect interests, 76.7% of the common units of limited partnership interest in our Operating Partnership ("OP Units").

2022 and Recent Highlights

The following highlights our results of operations and significant transactions for the year ended December 31, 2022:

- Net income attributable to common stockholders and OP Unitholders of $82.5 million, or $0.93 per diluted share, compared to $13.9 million, or $0.17 per diluted share, for the year ended December 31, 2021.

- Funds from operations attributable to common stockholders and OP Unitholders ("FFO") of $106.6 million, or $1.21 per diluted share, compared to $85.4 million, or $1.05 per diluted share, for the year ended December 31, 2021, representing a 15% year-over-year increase.

- Normalized funds from operations attributable to common stockholders and OP Unitholders ("Normalized FFO") of $107.2 million, or $1.22 per diluted share, compared to $87.6 million, or $1.08 per diluted share, for the year ended December 31, 2021, representing a 13% year-over-year increase.

- Property segment net operating income ("NOI") of $146.5 million, which represents an 18.3% increase compared to $123.8 million for the year ended December 31, 2021:

  - Office NOI of $47.7 million compared to $28.8 million
  - Retail NOI of $63.7 million compared to $57.6 million
  - Multifamily NOI of $35.1 million compared to $37.3 million

- Same store NOI of $108.7 million, which represents a 5.6% increase compared to $102.9 million for the year ended December 31, 2021:

  - Office same store NOI of $26.4 million compared to $26.5 million
  - Retail same store NOI of $55.0 million compared to $51.6 million
  - Multifamily same store NOI of $27.2 million compared to $24.8 million

- Stabilized portfolio occupancy at 97.0% as of December 31, 2022 compared to 96.7% as of December 31, 2021:

  - Office occupancy at 96.7% compared to 96.8%
  - Retail occupancy at 97.9% compared to 96.0%
  - Multifamily occupancy at 96.1% compared to 97.4%

- Completed the acquisition of the Class A+ mixed-use Constellation Energy Building in Baltimore's Harbor Point. The building features 444,000 square feet of Class A office space, 103 multifamily units, 38,500 square feet of retail space, and 750 parking spaces, which complements the Company's Harbor Point portfolio and development. In January 2022, the Company raised $58.0 million at $14.45 per share through an underwritten common stock offering in conjunction with this acquisition.

- Amended the Company's Bylaws to relax the requirements necessary for stockholders to submit binding proposals.

- Appointed Matthew Barnes-Smith as Chief Financial Officer in accordance with the Company's strategic succession plan. Former Chief Financial Officer, Michael O'Hara was a key contributor to the Company for over 25 years and continued with the Company through the end of 2022 to facilitate an orderly transition of his responsibilities to Mr. Barnes-Smith and oversee the Company's major investments at Harbor Point.

- In April, completed the disposition of two student housing assets in Charleston for $81 million.

- Completed $177 million of sales of noncore assets
  - The Residences at Annapolis Junction in Baltimore for $150 million
  - Two outparcels at North Pointe in Durham, North Carolina for $23.9 million
  - Two outparcels at Sandbridge Commons in Virginia Beach for $3.5 million

- Appointed Dennis H. Gartman, renowned investor, economist, and longtime publisher of "The Gartman Letter," as a member of our board of directors. He is the sixth independent member.

- Executed a new office lease with Franklin Templeton for 60,000 square feet at the Company's Wills Wharf office building in Baltimore's Harbor Point neighborhood. The investment management firm has agreed to lease the entire fifth floor and a portion of the fourth floor of Wills Wharf and will bring the building to 91% occupancy.

- Amended and restated our $355 million unsecured credit facility to increase the borrowing capacity to $550 million, with an option to expand to $1.0 billion (subject to certain conditions), and extend the maturity date of the revolving line of credit and term loan components to 2027 and 2028, respectively.

- Executed a new 46,000 square foot lease with Morgan Stanley at Thames Street Wharf that expands the tenant's space to over 240,000 square feet and extends their lease term to 2035.

- Delivered Chronicle Mill, a 238-unit market rate apartment project in the Charlotte suburb of Belmont, North Carolina. As of December 31, 2022, Chronicle Mill was already 93% leased.

- Reinvested $26.5 million of disposition proceeds to acquire Pembroke Square, a 100% leased grocery-anchored retail property located adjacent to the Town Center of Virginia Beach.

- Closed on a new $100 million unsecured term loan, with an option to expand to $200 million, subject to certain conditions, that matures in January 2027 and bears interest at term Secured Overnight Financing Rate ("SOFR") plus margin, with an effective fixed rate of 4.80% after considering the effect of interest rate swaps. The proceeds were used to repay mortgage debt secured by Wills Wharf and certain retail assets at the Town Center of Virginia Beach.

- Entered into an additional interest rate swap agreement covering $100 million of indebtedness on the senior unsecured term loan facility, resulting in an effective fixed interest rate of 4.73%.

For definitions and discussion of FFO, Normalized FFO, NOI, and same store NOI, see the section below entitled "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our Competitive Strengths

We believe that we distinguish ourselves from other REITs through the following competitive strengths:

- *High-Quality, Diversified Portfolio.* Our portfolio consists of institutional-grade, premier office, retail, and multifamily properties located primarily in the Mid-Atlantic and Southeastern regions. Our properties are generally in the top tier of commercial properties in their markets, many in master planned communities, and offer Class-A amenities and finishes.

- *Seasoned, Committed, and Aligned Senior Management Team with a Proven Track Record.* Our senior management team has extensive experience developing, constructing, owning, operating, renovating, and financing institutional-grade office, retail, and multifamily properties in the Mid-Atlantic and Southeastern regions. As of December 31, 2022, our executive officers and directors collectively owned approximately 12.1% of our company on a fully diluted basis, which we believe aligns their interests with those of our stockholders.

- *Strategic Focus on Attractive Mid-Atlantic and Southeastern Markets.* We focus our activities on our target markets in the Mid-Atlantic and Southeastern regions of the United States that demonstrate attractive fundamentals driven by favorable supply and demand characteristics and limited competition from other large, well-capitalized operators. We believe that our longstanding presence in our target markets provides us with significant advantages in sourcing and executing development opportunities, identifying and mitigating potential risks, and negotiating attractive pricing.

- *Extensive Experience with Construction and Development.* Our platform consists of development, construction, and asset management capabilities, which comprise an integrated delivery system for every project that we build for our own account or for third-party clients. This integrated approach provides a single source of accountability for design and construction, simplifies coordination and communication among the relevant stakeholders in each project, and provides us valuable insight from an operational perspective. We believe that being regularly engaged in construction and development projects provides us significant and distinct advantages, including enhanced market intelligence, greater insight into best practices, enhanced operating leverage, and "first look" access to development and ownership opportunities in our target markets. We also use mezzanine lending and preferred equity arrangements, which may enable us to acquire completed development projects at prices that are below market or at cost and may enable us to realize profit on projects we do not intend to own.

- *Longstanding Public and Private Relationships.* We have extensive experience with public/private real estate development projects dating back to 1984, having worked with the Commonwealth of Virginia, the State of Georgia, and the Kingdom of Sweden, as well as various municipalities. Through our experience and longstanding relationships with governmental entities such as these, we have learned to successfully navigate the often complex and time-consuming government approval process, which has given us the ability to capture opportunities that we believe many of our competitors are unable to pursue.

Our Business and Growth Strategies

Our primary business objectives are to: (i) continue to develop, build, and own class A office, retail, and multifamily properties in our target markets, (ii) finance and operate our portfolio in a manner that increases cash flow and property values, (iii) execute new third-party construction work with consistent operating margins, and (iv) pursue selective acquisition opportunities, particularly when the acquisition involves a significant redevelopment aspect. We seek to achieve our objectives through the following strategies:

- *Pursue a Disciplined, Opportunistic Development and Acquisition Strategy Focused on Office, Retail, and Multifamily Properties.* We intend to continue to grow our asset base through the selective acquisition of high-quality properties that are well-located in their submarkets, and continued strategic development of office, retail, and multifamily properties. Furthermore, we believe our construction and development expertise provides a high level of quality control while ensuring that the projects we construct and develop are completed more quickly and at a lower cost than if we engaged a third-party general contractor.

- *Pursue New, and Expand Existing, Public/Private Relationships*. We intend to continue to leverage our extensive experience in completing large, complex, mixed-use, public/private projects to establish relationships with new public partners while expanding our relationships with existing public partners.

- *Leverage our Construction and Development Platform to Attract Additional Third-Party Clients*. We believe that we have a unique advantage over many of our competitors due to our integrated construction and development business that provides expertise, oversight, and a broad array of client-focused services. We intend to continue to conduct and grow our construction business and other third-party services by pursuing new clients and expanding our relationships with existing clients. We also intend to continue to use our mezzanine lending program to leverage our development and construction expertise in serving clients.

- *Engage in Disciplined Capital Recycling*. We intend to opportunistically divest properties when we believe returns have been maximized and to redeploy the capital into new development, acquisition, repositioning, or redevelopment projects that are expected to generate higher potential risk-adjusted returns.

Our Properties

The table below sets forth certain information regarding our stabilized portfolio as of December 31, 2022. We generally consider a property to be stabilized upon the earlier of: (i) the quarter after the property reaches 80% occupancy or (ii) the thirteenth quarter after the property receives its certificate of occupancy. Additionally, any property that is fully or partially taken out of service for the purpose of redevelopment is no longer considered stabilized until the redevelopment activities are complete, the asset is placed back into service, and the stabilization criteria above are again met.

Property	Location	Year Built / Renovated / Redeveloped	Ownership Interest	Net Rentable Square Feet[1]	Occupancy[2]	ABR[3]	ABR per Leased SF[3]
Retail Properties							
249 Central Park Retail	Virginia Beach, VA	2004	100 %	92,456	100.0 %	$ 2,562,965	$ 27.72
Apex Entertainment	Virginia Beach, VA	2002/2020	100 %	103,335	100.0 %	1,545,919	14.96
Broad Creek Shopping Center[4]	Norfolk, VA	2001	100 %	121,504	95.7 %	2,210,002	19.00
Broadmoor Plaza	South Bend, IN	1980	100 %	115,059	98.2 %	1,354,680	11.99
Brooks Crossing Retail	Newport News, VA	2016	65 %	18,349	78.3 %	219,975	15.31
Columbus Village	Virginia Beach, VA	2013/2020	100 %	62,207	100.0 %	1,899,747	30.54
Columbus Village II	Virginia Beach, VA	1996	100 %	92,061	96.7 %	978,078	10.98
Commerce Street Retail	Virginia Beach, VA	2008	100 %	19,173	100.0 %	963,746	50.27
Delray Beach Plaza [4]	Delray Beach, FL	2021	100 %	87,207	100.0 %	2,997,459	34.37
Dimmock Square	Colonial Heights, VA	1998	100 %	106,166	79.0 %	1,559,633	18.59
Fountain Plaza Retail	Virginia Beach, VA	2004	100 %	35,961	93.7 %	1,101,937	32.69
Greenbrier Square	Chesapeake, VA	2017	100 %	260,710	95.4 %	2,486,750	10.00
Greentree Shopping Center	Chesapeake, VA	2014	100 %	15,719	92.6 %	325,081	22.33
Hanbury Village	Chesapeake, VA	2009	100 %	98,638	100.0 %	2,007,780	20.36
Harrisonburg Regal	Harrisonburg, VA	1999	100 %	49,000	100.0 %	717,850	14.65
Lexington Square	Lexington, SC	2017	100 %	85,440	98.3 %	1,860,608	22.15
Market at Mill Creek	Mount Pleasant, SC	2018	100 %	80,319	97.7 %	1,841,264	23.46
Marketplace at Hilltop [4]	Virginia Beach, VA	2001	100 %	116,953	100.0 %	2,797,454	23.92
Nexton Square	Summerville, SC	2020	100 %	133,608	100.0 %	3,479,320	26.04
North Hampton Market	Taylors, SC	2004	100 %	114,954	97.9 %	1,503,219	13.36
North Pointe Center	Durham, NC	2009	100 %	226,083	100.0 %	2,923,017	12.93
Overlook Village	Asheville, NC	1990	100 %	151,365	100.0 %	2,197,835	14.52
Parkway Centre	Moultrie, GA	2017	100 %	61,200	100.0 %	850,761	13.90
Parkway Marketplace	Virginia Beach, VA	1998	100 %	37,804	100.0 %	780,481	20.65
Patterson Place	Durham, NC	2004	100 %	160,942	97.9 %	2,472,240	15.69
Pembroke Square	Virginia Beach, VA	1966/2015	100 %	124,181	100.0 %	2,096,262	16.88
Perry Hall Marketplace	Perry Hall, MD	2001	100 %	74,256	98.0 %	1,245,907	17.13
Premier Retail	Virginia Beach, VA	2018	100 %	39,015	86.8 %	1,140,886	33.70
Providence Plaza	Charlotte, NC	2008	100 %	103,118	100.0 %	3,059,505	29.67
Red Mill Commons	Virginia Beach, VA	2005	100 %	373,808	96.6 %	6,840,888	18.94
Sandbridge Commons	Virginia Beach, VA	2015	100 %	69,417	100.0 %	943,064	13.59
South Retail	Virginia Beach, VA	2002	100 %	38,515	100.0 %	1,003,080	26.04
South Square	Durham, NC	2005	100 %	109,590	100.0 %	1,984,616	18.11
Southgate Square	Colonial Heights, VA	2016	100 %	260,131	100.0 %	3,755,046	14.44
Southshore Shops	Chesterfield, VA	2006	100 %	40,307	97.5 %	820,402	20.87
Studio 56 Retail	Virginia Beach, VA	2007	100 %	11,594	100.0 %	407,396	35.14
Tyre Neck Harris Teeter [4]	Portsmouth, VA	2011	100 %	48,859	100.0 %	559,948	11.46
Wendover Village	Greensboro, NC	2004	100 %	176,997	98.8 %	3,430,982	19.63
Total / Weighted Average				**3,916,001**	**97.9 %**	**$70,925,783**	**$ 18.51**

	Location	Year Built / Renovated / Redeveloped	Ownership Interest	Net Rentable Square Feet [1]	Occupancy [2]	ABR [3]	ABR per Leased SF [3]
Office Properties							
4525 Main Street	Virginia Beach, VA	2014	100 %	235,088	100.0 %	$ 7,144,928	$ 30.39
Armada Hoffler Tower [5]	Virginia Beach, VA	2002	100 %	315,916	98.7 %	9,551,515	30.62
Brooks Crossing Office	Newport News, VA	2019	100 %	98,061	100.0 %	1,925,167	19.63
Constellation Office [6]	Baltimore, MD	2016	79 %	482,317	97.1 %	15,192,121	32.44
One City Center	Durham, NC	2019	100 %	151,599	89.3 %	4,455,053	32.89
One Columbus	Virginia Beach, VA	1984	100 %	129,066	98.3 %	3,243,789	25.56
Thames Street Wharf [5]	Baltimore, MD	2010	100 %	263,426	100.0 %	7,655,559	29.06
Two Columbus	Virginia Beach, VA	2009	100 %	108,459	98.1 %	2,926,307	27.51
Wills Wharf [4]	Baltimore, MD	2020	91 %	327,991	90.8 %	9,046,394	30.39
Total / Weighted Average				**2,111,923**	**96.7 %**	**$ 61,140,833**	**$ 29.92**

	Location	Year Built / Renovated / Redeveloped	Ownership Interest	Units	Occupancy [2]	AQR [7]	Monthly Rent per Occupied Unit
Multifamily Properties							
1305 Dock Street [6]	Baltimore, MD	2016	79 %	103	92.9 %	$ 2,844,720	$ 2,477
1405 Point [4][8]	Baltimore, MD	2018	100 %	289	94.1 %	8,463,276	2,593
Edison Apartments [8]	Richmond, VA	1919/2014	100 %	174	96.0 %	3,028,380	1,511
Encore Apartments	Virginia Beach, VA	2014	100 %	286	95.6 %	5,605,860	1,709
Gainesville Apartments	Gainesville, GA	2022	100 %	223	98.2 %	4,838,964	1,841
Greenside Apartments	Charlotte, NC	2018	100 %	225	97.5 %	4,755,864	1,807
Liberty Apartments [8]	Newport News, VA	2013	100 %	197	97.0 %	3,645,264	1,590
Premier Apartments	Virginia Beach, VA	2018	100 %	131	98.0 %	2,830,644	1,837
Smith's Landing [4]	Blacksburg, VA	2009	100 %	284	97.4 %	5,546,400	1,671
The Cosmopolitan [8]	Virginia Beach, VA	2006/2020	100 %	342	94.6 %	8,566,536	2,207
Total / Weighted Average				**2,254**	**96.1 %**	**$ 50,125,908**	**$ 1,928**

(1) The net rentable square footage for each of our office and retail properties is the sum of (a) the square footage of existing leases, plus (b) for available space, management's estimate of net rentable square footage based, in part, on past leases. The net rentable square footage included in office leases is generally consistent with the Building Owners and Managers Association 1996 measurement guidelines.

(2) Occupancy for each of our office and retail properties is calculated as (a) square footage under executed leases as of December 31, 2022, divided by (b) net rentable square feet, expressed as a percentage. Occupancy for our multifamily properties is calculated as (a) average of the number of occupied units on the 20th day of each of the trailing three months from the reporting period end date, divided by (b) total units available, as of such date expressed as a percentage.

(3) For the properties in our office and retail portfolios, annualized base rent ("ABR") is calculated by multiplying (a) monthly base rent (defined as cash base rent, before contractual tenant concessions and abatements, and excluding tenant reimbursements for expenses paid by us) as of December 31, 2022 for in-place leases as of such date by (b) 12, and does not give effect to periodic contractual rent increases or contingent rental revenue (e.g., percentage rent based on tenant sales thresholds). ABR per leased square foot is calculated by dividing (a) ABR by (b) square footage under in-place leases as of December 31, 2022. In the case of triple net or modified gross leases, our calculation of ABR does not include tenant reimbursements for real estate taxes, insurance, common area or other operating expenses.

(4) We lease all or a portion of the land underlying this property pursuant to a ground lease.

(5) As of December 31, 2022, we occupied 55,390 square feet at these two properties at an ABR of $1.8 million, or $33.32 per leased square foot, which amounts are reflected in this table. The rent paid by us is eliminated in the consolidated financial statements in accordance with U.S. generally accepted accounting principles ("GAAP").

(6) As of December 31, 2022, we owned a 90% economic interest in this property, including an 11% economic interest through a note receivable. In January 2023, we acquired the additional 11% membership interest in this property.

(7) For the properties in our multifamily portfolio, annualized quarterly rent ("AQR") is calculated by multiplying (a) revenue for the quarter ended December 31, 2022 by (b) 4.

(8) The AQR for Liberty, Cosmopolitan, Edison Apartments, and 1405 Point excludes approximately $0.2 million, $1.0 million, $0.3 million, and $0.4 million, respectively, from ground floor retail leases.

Lease Expirations

The following tables summarize the scheduled expirations of leases in our office and retail operating property portfolios as of December 31, 2022. The information in the following tables does not assume the exercise of any renewal options:

Office Lease Expirations

Year of Lease Expiration[1]	Number of Leases Expiring	Square Footage of Leases Expiring	% Portfolio Net Rentable Square Feet	ABR	% of Office Portfolio ABR
Available	—	68,766	3.3 %	$ —	— %
Month-to-Month	2	1,623	0.1 %	63,329	0.1 %
2023	7	61,898	2.9 %	1,693,941	2.8 %
2024	13	142,077	6.7 %	3,862,140	6.3 %
2025	20	156,165	7.4 %	4,800,586	7.9 %
2026	11	54,355	2.6 %	1,442,176	2.4 %
2027	18	131,322	6.2 %	3,727,300	6.1 %
2028	14	113,036	5.4 %	3,301,082	5.4 %
2029	11	297,348	14.1 %	8,173,497	13.4 %
2030	10	149,487	7.1 %	4,358,881	7.1 %
2031	4	20,270	1.0 %	576,476	0.9 %
2032	3	6,214	0.3 %	182,795	0.3 %
Thereafter	8	909,362	42.9 %	28,958,630	47.3 %
Total / Weighted Average	**121**	**2,111,923**	**100.0 %**	**$ 61,140,833**	**100.0 %**

(1) Excludes leases from development and redevelopment properties that have been delivered but are not yet stabilized.

Retail Lease Expirations

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% Portfolio Net Rentable Square Feet	ABR	% of Retail Portfolio ABR
Available	—	83,600	2.1 %	$ —	— %
Month-to-Month	4	51,737	1.3 %	340,578	0.5 %
2022 [1]	1	1,200	— %	37,818	0.1 %
2023	47	183,357	4.7 %	4,127,714	5.8 %
2024	85	420,397	10.7 %	7,990,879	11.3 %
2025	94	501,116	12.8 %	8,817,185	12.4 %
2026	82	450,350	11.5 %	9,049,900	12.8 %
2027	75	470,148	12.0 %	8,741,304	12.3 %
2028	46	246,109	6.3 %	4,953,704	7.0 %
2029	31	115,967	3.0 %	2,465,625	3.5 %
2030	46	260,461	6.7 %	5,818,903	8.2 %
2031	30	271,334	6.9 %	4,894,065	6.9 %
2032	24	289,109	7.4 %	4,670,093	6.6 %
Thereafter	33	571,116	14.6 %	9,018,015	12.6 %
Total / Weighted Average	**598**	**3,916,001**	**100.0 %**	**$ 70,925,783**	**100.0 %**

(1) Lease expired on December 31, 2022.

Tenant Diversification

The following table lists the 20 largest tenants in each of our office and retail operating property portfolios, based on ABR as of December 31, 2022 ($ in thousands):

Tenant [1]	Number of Leases	Lease Expiration	ABR	% of Total ABR/AQR
Constellation Energy Group	1	2036	$ 14,575	8.0 %
Morgan Stanley	3	2028-2035	7,178	3.9 %
Harris Teeter/Kroger	6	2026-2035	3,766	2.1 %
Canopy by Hilton	1	2045	2,846	1.6 %
Clark Nexsen	1	2029	2,801	1.5 %
WeWork	1	2034	2,180	1.2 %
Lowes Foods	2	2037;2039	1,976	1.1 %
Franklin Templeton	1	2038	1,861	1.0 %
Duke University	1	2029	1,659	0.9 %
Huntington Ingalls Industries	1	2029	1,606	0.9 %
Dick's Sporting Goods	1	2032	1,553	0.9 %
PetSmart	5	2025-2027	1,527	0.8 %
TJ Maxx/Homegoods	5	2023-2027	1,519	0.8 %
Mythics	1	2030	1,260	0.7 %
Johns Hopkins Medicine	1	2023	1,213	0.7 %
Amazon/Whole Foods	1	2040	1,144	0.6 %
Ross Dress for Less	3	2025-2027	1,122	0.6 %
Apex Entertainment	1	2035	1,092	0.6 %
Bed Bath & Beyond	2	2025 ; 2027	1,084	0.6 %
Regal Cinemas	2	MTM ; 2024	1,058	0.6 %
Top 20 Total			**$ 53,020**	**29.1 %**

(1) Excludes leases from development and redevelopment properties that have been delivered but are not yet stabilized.

Development Pipeline

In addition to the properties in our operating property portfolio as of December 31, 2022, we had the following properties in various stages of development and stabilization. We generally consider a property to be stabilized upon the earlier of: (i) the quarter after the property reaches 80% occupancy or (ii) the thirteenth quarter after the property receives its certificate of occupancy.

Development, Not Delivered		($ in '000s)		Schedule [1]				
Property	Location	Estimated Size [1]	Estimated Cost [1]	Incurred Cost	Start	Initial Occupancy	Stabilized Operation [2]	AHH Ownership %	Property Type
Southern Post	Roswell, GA	137 units/137,000 sf	$ 119,000	$ 47,000	4Q21	4Q23	4Q24	100%	Mixed-use

Delivered Not Stabilized		($ in '000s)		Schedule				
Property	Location	Estimated Size [1]	Estimated Cost [1]	Incurred Cost	Start	Initial Occupancy	Stabilized Operation [1][2]	AHH Ownership %	Property Type
Chronicle Mill	Belmont, NC	238 units/14,900 sf	$ 60,000	$ 54,000	1Q21	4Q22	1Q23	85%	Multifamily
		Total	$ 179,000	$ 101,000				

(1) Represents estimates that may change as the development/stabilization process proceeds.
(2) Estimated first full quarter of stabilized operations. Estimates are inherently uncertain, and we can provide no assurance that our assumptions regarding the timing of stabilization will prove accurate.

Our execution on all of the projects identified in the preceding tables are subject to, among other factors, regulatory approvals, financing availability, and suitable market conditions.

Southern Post is a $119 million mixed-use project that includes 137 multifamily units and 137,000 square feet of office and retail space being developed in Roswell, Georgia, with expected delivery in 2023.

Chronicle Mill is a $60 million 238-unit multifamily adaptive-reuse project that includes 14,900 square feet of office and retail space in Belmont, North Carolina. Portions of the Chronicle Mill project were completed and placed in service during 2022. As of December 31, 2022, the overall project was 93.0% leased and 50% occupied.

Equity Method Investments - Development

Equity Method Investments [1] as of December 31, 2022		Estimated Size	($ in '000s)			Schedule			AHH Ownership %	Property Type
			Estimated Project Cost	Equity requirement	Funded to date		Initial	Stabilized		
Property	Location					Start	Occupancy	Operation		
T. Rowe Price Global HQ	Baltimore, MD	553,000 sf office / 20,200 sf retail / 250 parking spaces	264,000	44,600	40,500	2Q22	3Q24	3Q24	50%	Office
Parcel 4 Mixed-Use	Baltimore, MD	312 units / 12,100 sf retail / 1,250 parking spaces	226,000	102,600	32,400	2Q22	3Q24	2Q26	90%	Mixed-use
		Total	$ 490,000	$ 147,200	$ 72,900					

(1) All items in the table (other than funded to date as of December 31, 2022) are estimates that may change as the development and redevelopment process proceeds.

Other Investments

Interlock Commercial

On December 21, 2018, we entered into a mezzanine loan agreement with the developer of the office and retail components of The Interlock, a new mixed-use public-private partnership with Georgia Tech in West Midtown Atlanta. The loan has a maximum principal amount of $70.1 million and a total maximum commitment, including accrued interest reserves, of $107.0 million. The mezzanine loan bears interest at a rate of 15.0% per annum, with $3.0 million of overrun advances bearing interest at a rate of 18.0%. The loan matures on the earlier of (i) 24 months after the original maturity date or earlier termination date of the senior construction loan or (ii) any sale, transfer, or refinancing of the project. In the event that the maturity date is established as being 24 months after the original maturity date or earlier termination date of the senior construction loan, the developer will have the right to extend the maturity date for five years.

The balance on the Interlock Commercial note was $86.6 million as of December 31, 2022. During the year ended December 31, 2022, we recognized $9.9 million of interest income on the note. See Note 6 to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Nexton Multifamily

On April 1, 2021, we entered into a $22.3 million preferred equity investment for the development of a multifamily property located in Summerville, South Carolina, adjacent to our Nexton Square property. The investment had economic terms consistent with a note receivable, including a mandatory redemption or maturity on October 1, 2026, and it is accounted for as a note receivable in our consolidated balance sheets. This investment bore interest at a rate of 11%, compounded annually.

On December 30, 2022, the borrower paid off the Nexton Multifamily note receivable in full. We received a total of $28.9 million, which consisted of $22.3 million outstanding principal, $3.9 million of accrued interest, and a prepayment premium of $2.7 million that resulted from the early payoff of the loan. See Note 6 to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

City Park 2

On March 23, 2022, we entered into a $20.6 million preferred equity investment for the development of a multifamily property located in Charlotte, North Carolina. The investment has economic terms consistent with a note receivable, including a mandatory redemption or maturity on April 28, 2026, and it is accounted for as a note receivable. The Company's investment bears interest at a rate of 13%, compounded annually.

The balance on the City Park 2 note was $19.1 million as of December 31, 2022. During the year ended December 31, 2022, we recognized $1.0 million of interest income on the note. See Note 6 to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Solis Gainesville II

On October 3, 2022, we entered into a $19.6 million preferred equity investment for the development of a multifamily property located in Gainesville, Georgia (Solis Gainesville II). This project is located nearby our recently completed multifamily development project in Gainesville. The preferred equity investment has economic and other terms consistent with a note receivable, including a mandatory redemption or maturity on October 3, 2026, and it is accounted for as a note receivable. Our investment bears interest at a rate of 14.0%, compounded annually, with a minimum preferred return of $5.9 million.

The balance on the Solis Gainesville II note was $6.6 million as of December 31, 2022. During the year ended December 31, 2022, we recognized $0.2 million of interest income on the note. See Note 6 to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K.

Equity Method Investments

Harbor Point Parcel 3

During December 2020, we formed a 50/50 joint venture that will develop and build T. Rowe Price's new global headquarters in Baltimore's Harbor Point. T. Rowe Price agreed to a 15-year lease and plans to relocate its operations in the second half of 2024 to Harbor Point Parcel 3. They will occupy at least 553,000 square feet of office space. Plans for this development may evolve as the development process proceeds. Project costs at this time are subject to change and currently estimated at $264 million. We have a current projected equity commitment of $44.6 million relating to this project, of which we had funded $40.5 million as of December 31, 2022. We provided a completion guarantee to the lender for this project. The construction loan is cross-collateralized with Harbor Point Parcel 4.

Harbor Point Parcel 4

In conjunction with the Harbor Point Parcel 3 project, we acquired a 78% interest in Harbor Point Parcel 4, a real estate venture with Beatty Development Group, for purposes of developing a mixed-use project, which is planned to include 312 apartments units, 13,000 square feet of retail space, and 1,250 spaces of structured parking on a neighboring site to accommodate T. Rowe Price's parking requirements and other parking requirements for the surrounding area. We hold an option to increase our ownership to 90%. We have a current projected equity commitment of $102.6 million relating to this project, of which we had funded $32.4 million as of December 31, 2022. Plans for this project may also evolve as the development process proceeds. Current estimated project costs are $226 million. We will be expected to provide a completion guarantee and a partial payment guarantee to the lender for this project. The construction loan is cross-collateralized with Harbor Point Parcel 3.

Acquisitions

On January 14, 2022, we acquired a 79% membership interest and an additional 11% economic interest in the partnership that owns the Constellation Energy Building (previously referred to as the "Exelon Building") for a purchase price of approximately $92.2 million in cash and a loan to the seller of $12.8 million. The Constellation Energy Building is a mixed-use structure located in Baltimore's Harbor Point and is comprised of an office building, the Constellation Office, that serves as the headquarters for Constellation Energy Corp., which was spun-off from Exelon, a Fortune 100 energy company, in February 2022, as well as a multifamily component, 1305 Dock Street. The Constellation Office includes a parking garage and retail space. The Constellation Energy Building was subject to a $156.1 million loan, which we immediately refinanced following the acquisition with a new $175.0 million loan. The new loan bears interest at a rate of the Bloomberg Short-Term Bank Yield Index ("BSBY") plus a spread of 1.50% and will mature on November 1, 2026. This loan is hedged by an interest rate derivative corridor of 1.00% and 3.00% as well as an interest rate cap of 4.00%.

On January 14, 2022, we acquired the remaining 20% ownership interest in the entity that is developing the Ten Tryon project in Charlotte, North Carolina for a cash payment of $3.9 million.

On April 11, 2022, we exercised our option to acquire an additional 16% of the partnership that owns The Residences at Annapolis Junction, increasing our ownership to 95%. In exchange for this increased partnership interest, the terms of the partnership waterfall calculation in the event of a capital event were modified.

In October 2022, we acquired the remaining 5% ownership interest in the entity that developed Gainesville Apartments. During 2022, we made earn-out payments totaling $4.2 million to our development partner in addition to development cost savings of $0.8 million paid to our development partner.

On November 4, 2022, we acquired Pembroke Square a 124,000 square foot grocery-anchored shopping center in Virginia Beach, Virginia for a purchase price of $26.5 million in cash, reinvested from disposition proceeds.

On December 31, 2022, we acquired the remaining 30% of the partnership that owns the Market at Mill Creek shopping center in Mount Pleasant, South Carolina for total consideration of $1.5 million.

Subsequent to December 31, 2022

On January 14, 2023, we acquired the additional 11% membership interest in the Constellation Energy Building in exchange for full satisfaction of the $12.8 million loan that was extended to the seller upon the acquisition of the property in January 2022.

Dispositions

During the year ended December 31, 2022, we realized $53.5 million of net gain on the sales of $259.8 million of properties:

Date of Disposition	Property	Sales Price (in millions)	
April 1, 2022	Hoffler Place	$	43.1
April 25, 2022	Summit Place		37.8
June 29, 2022	North Pointe Outparcels		23.9
July 22, 2022	The Residences at Annapolis Junction		150.0
July 26, 2022	Sandbridge Commons Outparcels		3.5
September 23, 2022	Gainesville Apartments - Retail Portion	$	1.5
	Total	$	259.8

Tax Status

We have elected and qualified to be taxed as a REIT for U.S. federal income tax purposes commencing with our taxable year ended December 31, 2013. Our continued qualification as a REIT will depend upon our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Internal Revenue Code of 1986, as amended (the "Code"), relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels, and the diversity of ownership of our capital stock. We believe that we are organized in conformity with the requirements for qualification as a REIT under the Code and that our manner of operation will enable us to maintain the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes. In addition, we have elected to treat AHP Holding, Inc., which, through its wholly-owned subsidiaries, operates our construction, development, and third-party asset management businesses, as a taxable REIT subsidiary ("TRS").

As a REIT, we generally will not be subject to U.S. federal income tax on our net taxable income that we distribute currently to our stockholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute at least 90% of their REIT taxable income each year, determined without regard to the deduction for dividends paid and excluding any net capital gains. If we fail to qualify for taxation as a REIT in any taxable year and do not qualify for certain statutory relief provisions, our income for that year will be taxed at regular corporate rates, and we would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. Even if we qualify as a REIT for U.S. federal income tax purposes, we may still be subject to state and local taxes on our income and assets and to federal income and excise taxes on our undistributed income. Additionally, any income earned by our services company, and any other TRS we form in the future, will be fully subject to federal, state, and local corporate income tax.

Insurance

We carry comprehensive liability, fire, extended coverage, business interruption, and rental loss insurance covering all of the properties in our portfolio under a blanket insurance policy in addition to other coverage that may be appropriate for certain of our properties. We believe the policy specifications and insured limits are appropriate and adequate for our properties given the relative risk of loss, the cost of the coverage, and industry practice; however, our insurance coverage may not be sufficient to fully cover our losses. We do not carry insurance for certain losses, including, but not limited to, losses caused by riots or war. Some of our policies, such as those covering losses due to terrorism and earthquakes, are insured subject to limitations involving large deductibles or co-payments and policy limits that may not be sufficient to cover losses for such events. In addition, all but one of the properties in our portfolio as of December 31, 2022 were located in Maryland, Virginia, North Carolina, South Carolina, Florida and Georgia, which are areas subject to an increased risk of hurricanes. While we will carry hurricane insurance on certain of our properties, the amount of our hurricane insurance coverage may not be sufficient to fully cover losses from hurricanes. We may reduce or discontinue hurricane, terrorism, or other insurance on some or all of our properties in the future if the cost of premiums for any of these policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss. Also, if destroyed, we may not be able to rebuild certain of our properties due to current zoning and land use regulations. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. In addition, our title insurance policies may not insure for the current aggregate market value of our portfolio, and we do not intend to increase our title insurance coverage as the market value of our portfolio increases. If we or one or more of our tenants experiences a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. Furthermore, we may not be able to obtain adequate insurance coverage at reasonable costs in the future as the costs associated with property and casualty renewals may be higher than anticipated.

Regulation

General

Our properties are subject to various covenants, laws, ordinances, and regulations, including regulations relating to common areas and fire and safety requirements. We believe that each of the properties in our portfolio has the necessary permits and approvals to operate its business.

Americans With Disabilities Act

Our properties must comply with Title III of the Americans with Disabilities Act of 1990 (the "ADA"), to the extent that such properties are "public accommodations" as defined by the ADA. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. Although we believe that the properties in our portfolio in the aggregate substantially comply with present requirements of the ADA, we have not conducted a comprehensive audit or investigation of all of our properties to determine our compliance, and we are aware that some particular properties may currently be in non-compliance with the ADA. Noncompliance with the ADA could result in the incurrence of additional costs to attain compliance, the imposition of fines, an award of damages to private litigants, and a limitation on our ability to refinance outstanding indebtedness. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Environmental Matters

Under various federal, state, and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste, or petroleum products at, on, in, under, or migrating from such property, including costs to investigate and clean up such contamination and liability for harm to natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial, and the cost of any required remediation, removal, fines, or other costs could exceed the value of the property and our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for costs of remediation and personal or property damage or materially adversely affect our ability to sell, lease, or develop our properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures.

Some of our properties contain, have contained, or are adjacent to or near other properties that have contained or currently contain storage tanks for the storage of petroleum products, propane, or other hazardous or toxic substances. Similarly, some of our properties were used in the past for commercial or industrial purposes, or are currently used for commercial purposes, that involve or involved the use of petroleum products or other hazardous or toxic substances, or are adjacent to or near properties that have been or are used for similar commercial or industrial purposes. As a result, some of our properties have been or may be impacted by contamination arising from the releases of such hazardous substances or petroleum products. Where we have deemed appropriate, we have taken steps to address identified contamination or mitigate risks associated with such contamination; however, we are unable to ensure that further actions will not be necessary. As a result of the foregoing, we could potentially incur material liability.

Environmental laws also govern the presence, maintenance, and removal of asbestos-containing building materials ("ACBM"), and may impose fines and penalties for failure to comply with these requirements or expose us to third-party liability. Such laws require that owners or operators of buildings containing ACBM (and employers in such buildings) properly manage and maintain the asbestos, adequately notify or train those who may come into contact with asbestos, and undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. In addition, the presence of ACBM in our properties may expose us to third-party liability (e.g. liability for personal injury associated with exposure to asbestos). We are not presently aware of any material adverse issues at our properties including ACBM.

Similarly, environmental laws govern the presence, maintenance, and removal of lead-based paint in residential buildings, and may impose fines and penalties for failure to comply with these requirements. Such laws require, among other things, that owners or operators of residential facilities that contain or potentially contain lead-based paint notify residents of the presence or potential presence of lead-based paint prior to occupancy and prior to renovations and manage lead-based paint waste appropriately. In addition, the presence of lead-based paint in our buildings may expose us to third-party liability (e.g., liability for personal injury associated with exposure to lead-based paint). We are not presently aware of any material adverse issues at our properties involving lead-based paint.

In addition, the properties in our portfolio also are subject to various federal, state, and local environmental and health and safety requirements, such as state and local fire requirements. Moreover, some of our tenants may handle and use hazardous or regulated substances and wastes as part of their operations at our properties, which are subject to regulation. Such environmental and health and safety laws and regulations could subject us or our tenants to liability resulting from these activities. Environmental liabilities could affect a tenant's ability to make rental payments to us. In addition, changes in laws could increase the potential liability for noncompliance. Our leases sometimes require our tenants to comply with environmental and health and safety laws and regulations and to indemnify us for any related liabilities. However, in the event of the bankruptcy or inability of any of our tenants to satisfy such obligations, we may be required to satisfy such obligations. In addition, we may be held directly liable for any such damages or claims regardless of whether we knew of, or were responsible for, the presence or disposal of hazardous or toxic substances or waste and irrespective of tenant lease provisions. The costs associated with such liability could be substantial and could have a material adverse effect on us.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses, and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants, or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at our properties.

Competition

We compete with a number of developers, owners, and operators of office, retail, and multifamily real estate, many of which own properties similar to ours in the same markets in which our properties are located and some of which have greater financial resources than we do. In operating and managing our portfolio, we compete for tenants based on a number of factors, including location, rental rates, security, flexibility, and expertise to design space to meet prospective tenants' needs and the manner in which the property is operated, maintained, and marketed. As leases at our properties expire, we may encounter significant competition to renew or re-lease space in light of the large number of competing properties within the markets in which we operate. As a result, we may be required to provide rent concessions or abatements, incur charges for tenant improvements and other inducements, including early termination rights or below-market renewal options, or we may not be able to timely lease vacant space.

We also face competition when pursuing development, acquisition, and lending opportunities. Our competitors may be able to pay higher property acquisition prices, may have private access to opportunities not available to us, may have more financial resources than we do, and may otherwise be in a better position to acquire or develop a property. Competition may also have the effect of reducing the number of suitable development and acquisition opportunities available to us or increasing the price required to consummate a development or acquisition opportunity.

In addition, we face competition in our construction business from other construction companies in the markets in which we operate, including small local companies and large regional and national companies. In our construction business, we compete for construction projects based on several factors, including cost, reputation for quality and timeliness, access to machinery and equipment, access to and relationships with high-quality subcontractors, financial strength, knowledge of local markets, and project management abilities. We believe that we compete favorably on the basis of the foregoing factors and that our construction business is well-positioned to compete effectively in the markets in which we operate. However, some of the construction companies with which we compete have different cost structures and greater financial and other resources than we do, which may put them at an advantage when competing with us for construction projects. Competition from other construction companies may reduce the number of construction projects that we are hired to complete and increase pricing pressure, either of which could reduce the profitability of our construction business.

Human Capital

As of December 31, 2022, we had 161 employees. Armada Hoffler is committed to providing each employee with a safe, welcoming, and inclusive work environment and culture that enables them to contribute fully and develop to their highest potential. The Company invests heavily in its employees by providing quality training and learning opportunities; promoting inclusion and diversity; and upholding a high standard of ethics and respect for human rights.

Attracting, developing, and retaining team members is crucial to executing the Company's strategy. Armada Hoffler offers a comprehensive total rewards program aimed at the varying health, home-life, and financial services. This program includes market-competitive pay, broad-based stock grants and bonuses, healthcare benefits with company paid premiums, retirement savings plans, paid time off, paid parental leave, flexible work schedules, free flu vaccinations, an Employee Assistance Program and other mental health services. Additionally, Armada Hoffler invests in developing employees through programs such as the High-Performance Leadership program, to help ensure they have a strong pipeline of future leaders.

Additional information regarding Armada Hoffler's activities related to its people and sustainability, as well as its workforce diversity data, can be found in Armada Hoffler's latest Sustainability Report, which is located on its website at https://armadahoffler.com/sustainability/. The Sustainability Report is updated periodically. This website address is intended to be an inactive textual reference only. None of the information on, or accessible through, Armada Hoffler's website is part of this Form 10-K or is incorporated by reference herein.

Corporate Information

Our principal executive office is located at 222 Central Park Avenue, Suite 2100, Virginia Beach, Virginia 23462 in the Armada Hoffler Tower at the Town Center of Virginia Beach. In addition, we have a construction office located at 1300 Thames Street, Suite 30, Baltimore, Maryland 21231 in Thames Street Wharf at Harbor Point. The telephone number for our principal executive office is (757) 366-4000. We maintain a website located at ArmadaHoffler.com. The information on, or accessible through, our website is not incorporated into and does not constitute a part of this Annual Report on Form 10-K or any other report or document we file with or furnish to the SEC.

Available Information

We file our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports with the SEC. You may obtain copies of these documents by accessing the SEC's website at www.sec.gov. In addition, as soon as reasonably practicable after such materials are furnished to the SEC, we make copies of these documents available to the public free of charge through our website or by contacting our Corporate Secretary at the address set forth above under "—Corporate Information."

Our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and the charters of our audit committee, compensation committee and nominating and corporate governance committee are all available in the Corporate Governance section of the Investor Relations section of our website. Any amendment to or waiver of our Code of Business Conduct and Ethics will be disclosed in the Corporate Governance section of the Investor Relations section of our website within four business days of the amendment or waiver. In addition, we maintain a variety of other governance documents, including, among others, a Human Rights Policy, an Environmental Policy, a Vendor Conduct Policy, and the charter of our Sustainability Committee, all of which are available in the Corporate Governance section of the Investor Relations section of our website.

Financial Information

For required financial information related to our operations, please refer to our consolidated financial statements, including the notes thereto, included with this Annual Report on Form 10-K.

Item 1A.   Risk Factors

Set forth below are the risks that we believe are material to our stockholders. You should carefully consider the following risks in evaluating our Company and our business. The occurrence of any of the following risks could materially and adversely impact our financial condition, results of operations, cash flow, the market price of shares of our common stock, and our ability to, among other things, satisfy our debt service obligations and to make distributions to our stockholders, which in turn could cause our stockholders to lose all or a part of their investment. Some statements in this Annual Report on Form 10-K, including statements in the following risk factors constitute forward-looking statements. Please refer to the section entitled "Special Note Regarding Forward-Looking Statements" at the beginning of this Annual Report on Form 10-K.

Risks Related to Our Business

Adverse economic and geopolitical conditions and dislocations in the credit markets could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

Our business has been, and may in the future be, affected by market and economic challenges experienced by the U.S. economy or the real estate industry as a whole, including as a result of the COVID-19 pandemic and measures intended to mitigate its spread. Such conditions may materially and adversely affect us as a result of the following potential consequences, among others:

- decreased demand for office, retail and multifamily space, which would cause market rental rates and property values to be negatively impacted;
- reduced values of our properties may limit our ability to dispose of assets at attractive prices or obtain debt financing secured by our properties and may reduce the availability of unsecured loans;
- our ability to obtain financing on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to pursue acquisition and development opportunities and refinance existing debt, reduce our returns from our acquisition and development activities, and increase our future debt service expense; and
- one or more lenders under our credit facility could refuse to fund their financing commitment to us or could otherwise fail to do so, and we may not be able to replace the financing commitment of any such lenders on favorable terms or at all.

If the U.S. economy experiences an economic downturn, we may see increases in bankruptcies and defaults by our tenants, and we may experience higher vacancy rates and delays in re-leasing vacant space, which could negatively impact our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

Our failure to establish new development relationships with public partners and expand our development relationships with existing public partners could have a material adverse effect on our results of operations, cash flow, and growth prospects.

Our growth strategy depends significantly on our ability to leverage our extensive experience in completing large, complex, mixed-use public/private projects to establish new relationships with public partners and expand our relationships with existing public partners. Future increases in our revenues may depend significantly on our ability to expand the scope of the work we do with the state and local government agencies with which we currently have partnered and attract new state and local government agencies to undertake public/private development projects with us. Our ability to obtain new work with state and local governmental authorities on new public/private development and financing partnerships could be adversely affected by several factors, including decreases in state and local budgets, changes in administrations, the departure of government personnel with whom we have worked, and negative public perceptions about public/private partnerships. In addition, to the extent that we engage in public/private partnerships in states or local communities in which we have not previously worked, we could be subject to risks associated with entry into new markets, such as lack of market knowledge or understanding of the local economy, lack of business relationships in the area, competition with other companies that already have an established presence in the area, difficulties in hiring and retaining key personnel, difficulties in evaluating quality tenants in the area, and unfamiliarity with local governmental and permitting procedures. If we fail to establish new relationships with public partners and expand our relationships with existing public partners, it could have a material adverse effect on our results of operations, cash flow, and growth prospects.

We may be unable to identify and complete development opportunities and acquisitions of properties that meet our investment criteria, which may materially and adversely affect our results of operations, cash flow, and growth prospects.

Our business and growth strategy involves the development and selective acquisition of office, retail, and multifamily properties. We may expend significant management time and other resources, including out-of-pocket costs, in pursuing these investment opportunities. Our ability to complete development projects or acquire properties on favorable terms, or at all, may be exposed to the following significant risks:

- we may incur significant costs and divert management attention in connection with evaluating and negotiating potential development opportunities and acquisitions, including those that we are subsequently unable to complete;
- we have agreements for the development or acquisition of properties that are subject to conditions, which we may be unable to satisfy; and
- we may be unable to obtain financing on favorable terms or at all.

If we are unable to identify attractive investment opportunities and successfully develop new properties, our results of operations, cash flow, and growth prospects could be materially and adversely affected.

The success of our activities to design, construct and develop properties in which we will retain an ownership interest is dependent, in part, on the availability of suitable undeveloped land at acceptable prices as well as our having sufficient liquidity to fund investments in such undeveloped land and subsequent development.

Our success in designing, constructing, and developing projects for our own account depends, in part, upon the continued availability of suitable undeveloped land at acceptable prices. The availability of undeveloped land for purchase at favorable prices depends on a number of factors outside of our control, including the risk of competitive over-bidding on land and governmental regulations that restrict the potential uses of land. If the availability of suitable land opportunities decreases, the number of development projects we may be able to undertake could be reduced. In addition, our ability to make land purchases will depend upon our having sufficient liquidity or access to external sources of capital to fund such purchases. Thus, the lack of availability of suitable land opportunities and insufficient liquidity to fund the purchases of any such available land opportunities could have a material adverse effect on our results of operations and growth prospects.

Our real estate development activities are subject to risks particular to development, such as unanticipated expenses, delays and other contingencies, any of which could materially and adversely affect our financial condition, results of operations, and cash flow.

We engage in development and redevelopment activities and will be subject to the following risks associated with such activities:

- unsuccessful development or redevelopment opportunities could result in direct expenses to us and cause us to incur losses;
- construction or redevelopment costs of a project may exceed original estimates, possibly making the project less profitable than originally estimated, or unprofitable;
- the inability to obtain or delays in obtaining necessary governmental or quasi-governmental permits and authorizations could result in increased costs or abandonment of the project if necessary permits or authorizations are not obtained;
- delayed construction may give tenants the right to terminate pre-development leases, which may adversely impact the financial viability of the project;
- occupancy rates, rents and concessions of a completed project may fluctuate depending on a number of factors and may not be sufficient to make the project profitable; and
- the availability and pricing of financing to fund our development activities on favorable terms or at all may result in delays or even abandonment of certain development activities.

These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development or redevelopment activities once undertaken, any of which could have a material adverse effect on our financial condition, results of operations, and cash flow.

The geographic concentration of our portfolio could cause us to be more susceptible to adverse economic or regulatory developments in the markets in which our properties are located than if we owned a more geographically diverse portfolio.

The majority of the properties in our portfolio are located in Virginia, Maryland, and North Carolina, which expose us to greater economic risks than if we owned a more geographically diverse portfolio. As of December 31, 2022, our properties in the Virginia, Maryland and North Carolina markets represented approximately 46%, 28%, and 15%, respectively, of the total net operating income of the properties in our portfolio. Furthermore, many of our properties are located in the Town Center of Virginia Beach and Harbor Point at Baltimore, and net operating income from each represented 23% and 19%, respectively, of our total net operating income for the year ended December 31, 2022. As a result of this geographic concentration, we are particularly susceptible to adverse economic, regulatory or other conditions in the Virginia, Maryland and North Carolina markets (such as periods of economic slowdown or recession, business layoffs or downsizing, industry slowdowns, relocations of businesses, increases in real estate and other taxes, and the cost of complying with governmental regulations or increased regulation), as well as to natural disasters that occur in these markets (such as hurricanes and other events). For example, the markets in Virginia, Maryland, and North Carolina in which many of the properties in our portfolio are located contain high concentrations of military personnel and operations, and a reduction of the military presence or cuts in defense spending in these markets could have a material adverse effect on us. If there is a downturn in the economy in Virginia, Maryland or North Carolina, our operations, revenue, and cash available for distribution, including cash available to pay distributions to our stockholders, could be materially and adversely affected. We cannot assure you that these markets will grow or that underlying real estate fundamentals will be favorable to owners and operators of office, retail, or multifamily properties. Our operations may also be adversely affected if competing properties are built in these markets. Moreover, submarkets within any of our target markets may be dependent upon a limited number of industries. Any adverse economic or real estate developments in our markets, or any decrease in demand for office, retail or multifamily space resulting from the regulatory environment, business climate or energy or fiscal problems, could materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to satisfy our debt service obligations.

We may not be able to rebuild our existing properties to their existing specifications if we experience a substantial or comprehensive loss of such properties, including as a result of hurricanes or other disasters.

In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications. For example, all but one of the properties in our portfolio as of December 31, 2022 are located in Maryland, Virginia, North Carolina, South Carolina, Georgia, and Florida, which are areas particularly susceptible to hurricanes. While we carry insurance on certain of our properties, the amount of our insurance coverage may not be sufficient to fully cover losses from hurricanes and will be subject to limitations involving large deductibles or co-payments. Further, reconstruction or improvement of properties would likely require significant upgrades to meet zoning and building code requirements. Environmental and legal restrictions could also restrict the rebuilding of our properties.

We have a substantial amount of indebtedness outstanding, which may expose us to the risk of default under our debt obligations and may include covenants that restrict our ability to pay distributions to our stockholders.

As of December 31, 2022, we had total debt of approximately $1.1 billion, including amounts drawn under our credit facility, a substantial portion of which is guaranteed by our Operating Partnership, and we may incur significant additional debt to finance future acquisition and development activities. Excluding unamortized fair value adjustments and debt issuance costs, the aggregate outstanding principal balance of our debt was $1.1 billion as of December 31, 2022. Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties or to pay the dividends currently contemplated or necessary to maintain our REIT qualification. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

- our cash flow may be insufficient to meet our required principal and interest payments;
- we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to meet operational needs;
- we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness, particularly if interest rates remain elevated;
- we may be forced to dispose of one or more of our properties, possibly on unfavorable terms or in violation of certain covenants to which we may be subject;
- we may default on our obligations, in which case the lenders or mortgagees may have the right to foreclose on any properties that secure the loans or collect rents and other income from our properties;
- we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations or reduce our ability to pay, or prohibit us from paying, distributions to our stockholders; and
- our default under any loan with cross-default provisions could result in a default on other indebtedness.

If any one of these events were to occur, our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations could be materially and adversely affected. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Failure to maintain our current credit rating could adversely affect our cost of funds, related margins, liquidity, and access to the debt capital markets.

DBRS Morningstar is expected to periodically evaluate our debt levels and other factors, which likely will include DBRS Morningstar's assessment of our financial strength, liquidity, capital structure, asset quality, and sustainability of cash flow and earnings. Due to changes in these factors and market conditions, we may not be able to maintain our current credit rating, which could adversely affect our cost of funds and related margins, liquidity, and access to the debt capital markets.

Increases in interest rates, or failure to hedge effectively against interest rate changes, will increase our interest expense and may adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

We have incurred, and may in the future incur, additional indebtedness that bears interest at a variable rate. An increase in interest rates would increase our interest expense and increase the cost of refinancing existing debt and issuing new debt, which would adversely affect our cash flow and ability to make distributions to our stockholders. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments at times that may not permit realization of the maximum return on such investments. The effect of prolonged interest rate increases could adversely impact our ability to make acquisitions and develop properties.

Subject to maintaining our qualification as a REIT, we expect to continue to enter into hedging transactions to protect us from the effects of interest rate fluctuations on floating rate debt. Our existing hedging transactions have included, and future hedging transactions may include, entering into interest rate cap agreements or interest rate swap agreements, which involve risk. Our failure to hedge effectively against interest rate changes may adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. Additionally, as a result of rising interest rates, the cost of hedging transactions has increased significantly and may continue to increase.

Our growth depends on external sources of capital that are outside of our control and may not be available to us on commercially reasonable terms or at all, which could limit our ability to, among other things, meet our capital and operating needs or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.

In order to maintain our qualification as a REIT, we are required under the Code to, among other things, distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our REIT taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary capital expenditures, from operating cash flow. Consequently, we intend to rely on third-party sources to fund our capital needs. We may not be able to obtain such financing on favorable terms or at all and any additional debt we incur will increase our leverage and likelihood of default. Our access to third-party sources of capital depends, in part, on:

- general market conditions;
- the market's perception of our growth potential;
- our current debt levels;
- our current and expected future earnings;
- our cash flow and cash distributions; and
- the market price per share of our common stock and Series A Preferred Stock.

If we cannot obtain capital from third-party sources, we may not be able to acquire or develop properties when strategic opportunities exist, meet the capital and operating needs of our existing properties, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.

We may be unable to renew leases, lease vacant space, or re-lease space on favorable terms or at all as leases expire, which could materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

As of December 31, 2022, approximately 2.5% of the square footage of the stabilized properties in our office and retail portfolios was available. Additionally, 2.8% and 6.3% of the ABR in our office portfolio was scheduled to expire in 2023 and 2024, respectively, and 5.8% and 11.3% of the ABR in our retail portfolio was scheduled to expire in 2023 and 2024, respectively. We cannot assure you that new leases will be entered into, that leases will be renewed, or that our properties will be re-leased at net effective rental rates equal to or above the current average net effective rental rates or that substantial rent abatements, tenant improvements, early termination rights or below-market renewal options will not be offered to attract new tenants or retain existing tenants. In addition, our ability to lease our multifamily properties at favorable rates, or at all, may be adversely affected by the increase in supply of multifamily properties in our target markets. Our ability to lease our properties depends upon the overall level of spending in the economy, which is adversely affected by, among other things, job losses and unemployment levels, fears of a recession, personal debt levels, the housing market, stock market volatility, and uncertainty about the future. If rental rates for our properties decrease, our existing tenants do not renew their leases, or we do not re-lease a significant portion of our available space and space for which leases expire, our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations could be materially and adversely affected.

Tenant demand in our office portfolio may decline due to disruptions to the office sector, which could materially and adversely affect us.

Companies have been increasing their utilization of shared office spaces, co-working spaces, telecommuting, flexible work schedules, work-from-home alternatives and videoconferencing. To the extent these trends continue, tenant demand for our office space may be reduced, which could materially and adversely affect us.

The short-term leases in our multifamily portfolio expose us to the effects of declining market rents, which could adversely affect our results of operations, cash flow and cash available for distribution.

Substantially all of the leases in our multifamily portfolio are for terms of 12 months or less. As a result, even if we are able to renew or re-lease apartment and student housing units as leases expire, our rental revenues will be impacted by declines in market rents more quickly than if all of our leases had longer terms, which could adversely affect our results of operations, cash flow, and cash available for distribution.

Competition for property acquisitions and development opportunities may reduce the number of opportunities available to us and increase our costs, which could have a material adverse effect on our growth prospects.

The current market for property acquisitions and development opportunities continues to be extremely competitive. This competition may increase the demand for the types of properties in which we typically invest and, therefore, reduce the number of suitable investment opportunities available to us and increase the purchase prices for such properties in the event we are able to acquire or develop such properties. We face significant competition for attractive investment opportunities from an indeterminate number of investors, including publicly traded and privately held REITs, private equity investors, and institutional investment funds, some of which have greater financial resources than we do, a greater ability to borrow funds to make investments in properties than we do, and the ability to accept more risk than we can prudently manage, including risks with respect to the geographic proximity of investments and the payment of higher acquisition prices. This competition will increase if investments in real estate become more attractive relative to other forms of investment. If the level of competition for investment opportunities is significant in our target markets, it could have a material adverse effect on our growth prospects.

Increased competition and increased affordability of residential homes could limit our ability to retain our residents, lease apartment units, or increase or maintain rents at our multifamily apartment communities.

Our multifamily apartment communities compete with numerous housing alternatives in attracting residents, including other multifamily apartment communities and single-family rental units, as well as owner-occupied single-family and multifamily units. Competitive housing in a particular area and an increase in affordability of owner-occupied single-family and multifamily units due to, among other things, declining housing prices, oversupply, mortgage interest rates, and tax incentives and government programs to promote home ownership, could adversely affect our ability to retain residents, lease apartment units, and increase or maintain rents at our multifamily properties, which could adversely impact our results of operations, cash flow, and cash available for distribution.

The failure of properties that we develop or acquire to meet our financial expectations could have a material adverse effect on us, including our financial condition, results of operations, cash flow, cash available for distribution, ability to service our debt obligations, the per share trading price of our common stock and Series A Preferred Stock, and growth prospects.

Our acquisitions and development projects and our ability to successfully operate these properties may be exposed to the following significant risks, among others:

- we may acquire or develop properties that are not accretive to our results upon acquisition, and we may not successfully manage and lease those properties to meet our expectations;
- our cash flow may be insufficient to enable us to pay the required principal and interest payments on the debt secured by the property;
- we may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties or to develop new properties;
- we may be unable to quickly and efficiently integrate new acquisitions or developed properties into our existing operations;
- market conditions may result in higher-than-expected vacancy rates and lower than expected rental rates; and
- we may acquire properties subject to liabilities without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors, or other persons dealing with the former owners of the properties, liabilities incurred in the ordinary course of business, and claims for indemnification by general partners, directors, officers, and others indemnified by the former owners of the properties.

If we cannot operate acquired or developed properties to meet our financial expectations, our financial condition, results of operations, cash flow, cash available for distribution, ability to service our debt obligations, the per share trading price of our common stock and Series A Preferred Stock, and growth prospects could be materially and adversely affected.

Failure to succeed in new markets may limit our growth.

We have acquired in the past, and we may acquire in the future if appropriate opportunities arise, properties that are outside of our primary markets. Entering into new markets exposes us to a variety of risks, including difficulty evaluating local market conditions and local economies, developing new business relationships in the area, competing with other companies that already have an established presence in the area, hiring and retaining key personnel, evaluating quality tenants in the area, and a lack of familiarity with local governmental and permitting procedures. Furthermore, expansion into new markets may divert management time and other resources away from our current primary markets. As a result, we may not be successful in expanding into new markets, which could adversely impact our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

Mezzanine loans and similar loan investments are subject to significant risks, and losses related to these investments could have a material adverse effect on our financial condition and results of operations.

We have originated, and in the future expect to originate or acquire, mezzanine or similar loans, which take the form of subordinated loans secured by second mortgages on the underlying property or loans secured by a pledge of the ownership interests of either the entity owning the property or a pledge of the ownership interests of the entity that owns the interest in the entity owning the property. As of December 31, 2022, we had approximately $112.3 million in outstanding mezzanine loans or similar investments. These types of loans involve a higher degree of risk than long-term senior mortgage loans secured by income-producing real property because the loan may become unsecured as a result of foreclosure by the senior lender. In addition, these loans may have higher loan-to-value ratios than conventional mortgage loans, with little or no equity invested by the borrower, increasing the risk of loss of principal. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt is paid in full. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. As a result, we may not recover some or all of our initial investment. Additionally, in conjunction with certain mezzanine loans, we issue partial payment guarantees to the senior lender for the property, which may require us to make payments to the senior lender in the event of a default on the senior note. Finally, in connection with our loan investments, we may have options to purchase all or a portion of the underlying property upon maturity of the loan; however, if a developer's costs for a project are higher than anticipated, exercising such options may not be attractive or economically feasible, or we may not have sufficient funds to exercise such options even if we desire to do so. Significant losses related to mezzanine or similar loan investments could have a material adverse effect on our financial condition and results of operations.

A bankruptcy or insolvency of any of our significant tenants in our office or retail properties could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

If a significant tenant in our office or retail properties becomes bankrupt or insolvent, federal law may prohibit us from evicting such tenant based solely upon such bankruptcy or insolvency. In addition, a bankrupt or insolvent tenant may be authorized to reject and terminate its lease with us. Any claim against such tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. If any of these tenants were to experience a downturn in its business or a weakening of its financial condition resulting in its failure to make timely rental payments or causing it to default under its lease, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. In many cases, we may have made substantial initial investments in the applicable leases through tenant improvement allowances and other concessions that we may not be able to recover. Any such event could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

Many of our operating costs and expenses are fixed and will not decline if our revenues decline.

Our results of operations depend, in large part, on our level of revenues, operating costs, and expenses. The expense of owning and operating a property is not necessarily reduced when circumstances such as market factors and competition cause a reduction in revenue from the property. As a result, if revenues decline, we may not be able to reduce our expenses to keep pace with the corresponding reductions in revenues. Many of the costs associated with real estate investments, such as real estate taxes, insurance, loan payments, and maintenance generally will not be reduced if a property is not fully occupied or other circumstances cause our revenues to decrease, which could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

Most of our costs, such as operating and general and administrative expenses, interest expense, and real estate acquisition and construction costs, are subject to inflation.

In 2022, the consumer price index rose by approximately 7% over the previous year, which was the largest annual inflation surge in 40 years. The recent rise in inflation has been due to, among other things, the disruption in global supply chains, labor shortages, and resulting increasing consumer demand, many of which were exacerbated by the COVID-19 pandemic. A significant portion of our operating expenses and construction-related costs are sensitive to inflation. Operating expenses include those for property-related contracted services such as janitorial and engineering services, utilities, repairs and maintenance, and insurance. Property taxes are also impacted by inflationary changes as taxes are regularly reassessed based on changes in the fair value of our properties. We also have ground lease expenses in certain of our properties. Ground lease costs are contractual, but in some cases, lease payments reset every few years based on changes on consumer price indices.

Our operating expenses, with the exception of ground lease rental expenses and multifamily properties, are typically recoverable through our lease arrangements, which allow us to pass through substantially all expenses associated with property taxes, insurance, utilities, repairs and maintenance, and other operating expenses (including increases thereto) to our tenants. Our remaining leases are generally gross leases, which provide for recoveries of operating expenses above the operating expenses from the initial year within each lease. During inflationary periods, we expect to recover increases in operating expenses from our triple net leases and our gross leases. In addition, our multifamily leases generally have lease terms ranging from 7 to 15 months with a majority having 12-month lease terms allowing negotiation of rental rates at term end, which we believe reduces our exposure to the effects of inflation, although an extreme and sustained escalation in costs could have a negative impact on our residents and their ability to absorb rent increases. As a result, we do not believe that inflation would result in a significant adverse effect on our net operating income and operating cash flows at the property level. However, there is no guarantee that our tenants would be able to absorb these expense increases and be able to continue to pay us their portion of operating expenses, capital expenditures, and rent.

Our general and administrative expenses consist primarily of compensation costs, technology services, and professional service fees. Annually, our employee compensation is adjusted to reflect merit increases; however, to maintain our ability to successfully compete for the best talent, rising inflation rates may require us to provide compensation increases beyond historical annual merit increases, which may unexpectedly or significantly increase our compensation costs. Similarly, technology services and professional service fees are also subject to the impact of inflation and expected to increase proportionately with increasing market prices for such services. Consequently, inflation is expected to increase our general and administrative expenses over time and may adversely impact our results of operations and operating cash flows.

Adverse conditions in the general retail environment could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

Approximately 41.3% of our net operating income for the year ended December 31, 2022 is from retail properties. As a result, we are subject to factors that affect the retail sector generally as well as the market for retail space. The retail environment and the market for retail space have been, and in the future could be, adversely affected by weakness in the national, regional, and local economies, the level of consumer spending and consumer confidence, the adverse financial condition of some large retail companies, the ongoing consolidation in the retail sector, the excess amount of retail space in a number of markets, increasing competition from discount retailers, outlet malls, internet retailers, and other online businesses, and epidemics, pandemics and other health crises and measures intended to mitigate their spread. Increases in consumer spending via the internet may significantly affect our retail tenants' ability to generate sales in their stores. New and enhanced technologies, including new digital and web services technologies, may increase competition for certain of our retail tenants.

Any of the foregoing factors could adversely affect the financial condition of our retail tenants and the willingness of retailers to lease space in our retail properties, including the anchor stores or major tenants in our retail shopping center properties, the loss of which could result in a material impact on our retail tenants. In turn, these conditions could negatively affect market rents for retail space and could materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

The phase-out of LIBOR and the transition to alternative benchmark interest rates, such as SOFR and BSBY, could have adverse effects.

The interest rate on some of our variable rate debt is based on LIBOR (the London Inter-Bank Offered Rate). It is expected that no new contracts will reference LIBOR and will instead use alternative benchmark interest rates, such as SOFR and the Bloomberg Short-Term Bank Yield Index ("BSBY"). In 2018, the Alternative Reference Rate Committee identified SOFR as the alternative to LIBOR. SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. Treasury securities, published by the Federal Reserve Bank of New York. BSBY is a new series of reference rates made available by Bloomberg Index Services Limited that aims to measure the average yields at which investors are willing to invest U.S. dollar funds on a senior, unsecured basis in certain global, systemically important banks, and certain other systemically relevant banks, at various tenors. In connection with the phase-out of LIBOR, we have incurred floating-rate indebtedness that bears interest based on SOFR and BSBY. Due to the broad use of LIBOR as a reference rate, all financial market participants, including us, are impacted by the risks associated with this transition and, therefore, it could adversely affect our operations and cash flows.

Mortgage debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

Mortgage and other secured debt obligations increase our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our portfolio of properties. For tax purposes, a foreclosure on any of our properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. Foreclosures could also trigger our tax indemnification obligations under the terms of our tax protection agreements with respect to the sales of certain properties.

Our credit facility restricts our ability to engage in certain business activities, including our ability to incur additional indebtedness, make capital expenditures, and make certain investments.

Our credit facility contains customary negative covenants and other financial and operating covenants that, among other things:

- restrict our ability to incur additional indebtedness;
- restrict our ability to incur additional liens;
- restrict our ability to make certain investments (including certain capital expenditures);
- restrict our ability to merge with another company;
- restrict our ability to sell or dispose of assets;
- restrict our ability to make distributions to our stockholders; and
- require us to satisfy minimum financial coverage ratios, minimum tangible net worth requirements, and maximum leverage ratios.

These limitations restrict our ability to engage in certain business activities, which could materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. In addition, our credit facility may contain specific cross-default provisions with respect to specified other indebtedness, giving the lenders the right, in certain circumstances, to declare a default if we are in default under other loans.

An epidemic, pandemic or other health crisis, including the ongoing COVID-19 pandemic, and measures intended to prevent the spread of such an event could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

We face risks related to an epidemic, pandemic or other health crisis, including the ongoing COVID-19 pandemic, which has impacted, and in the future could impact, the markets in which we operate and could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. The impact of an epidemic, pandemic or other health crisis, including the COVID-19 pandemic, and measures intended to prevent the spread of such an event could materially and adversely affect our business in a number of ways. Our rental revenue and operating results depend significantly on the occupancy levels at our properties and the ability of our tenants to meet their rent obligations to us, which have been in certain cases, and could in the future be, adversely affected by, among other things, job losses, furloughs, store closures, lower incomes, uncertainty about the future as a result of an epidemic, pandemic or other health crisis and related governmental actions including eviction moratoriums, shelter-in-place orders, prohibitions on charging certain fees, and limitations on collection laws and rent increases, which have affected, and, if such restrictions are not lifted, or are reinstated, or new restrictions imposed, may continue to affect our ability to collect rent or enforce legal or contractual remedies for the failure to pay rent, which have negatively impacted, and may continue to negatively impact, our ability to remove tenants who are not paying rent and our ability to rent their space to new tenants. In addition, the federal government has in the past allocated, and may in the future allocate, funds to rent relief programs to be run by state and local authorities. In certain locations, the funds available may not be sufficient to pay all past due rent and reallocation of such funds may result in markets in which we operate not having access to the funds anticipated. Further, certain of our tenants with past due rent have not qualified, and may not in the future qualify, to participate in such programs. In addition, some of such programs have required, and programs in the future may require, the forgiveness of a portion of the past due rent or agreeing to other limitations that may adversely affect our business in order to participate or may only provide funds to pay a portion of the past due rent. In addition, while certain locations have adopted programs that may reimburse past due rent owed by tenants who have left a community, such programs have only been adopted in a minority of our markets. It is uncertain how the rent relief programs will impact our business. Our development and construction projects also have been and could in the future be adversely affected by factors related to an epidemic, pandemic or other health crisis, including the COVID-19 pandemic, although, to date, such impacts have not been material. An epidemic, pandemic or other health crisis, including the COVID-19 pandemic, or related impacts thereof also could adversely affect the businesses and financial conditions of our counterparties, including our joint venture partners and general contractors and their subcontractors, and their ability to satisfy their obligations to us and to complete transactions or projects with us as intended.

A cybersecurity incident or other technology disruptions could negatively impact our business, our relationships, and our reputation.

We use computers and computer networks in most aspects of our business operations. We also use mobile devices to communicate with our employees, suppliers, business partners, and tenants. These devices are used to transmit sensitive and confidential information including financial and strategic information about us, employees, business partners, tenants, and other individuals and organizations. Additionally, we utilize third-party service providers that host personally identifiable information and other confidential information of our employees, business partners, tenants, and others. We also maintain confidential financial and business information regarding us and persons and entities with which we do business on our information technology systems. Cybersecurity incidents, including physical or electronic break-ins, computer viruses, malware, attacks by hackers, ransomware attacks, phishing attacks, supply chain attacks, breaches due to employee error or misconduct and other similar breaches can create system disruptions, shutdowns or unauthorized access to information maintained in our information technology systems and in the information technology systems of our third-party service providers. We have in the past experienced cybersecurity incidents involving information technology systems, but we have not experienced any material cybersecurity incidents. We expect cybersecurity incidents to continue to occur in the future and we are constantly managing efforts to infiltrate and compromise our information technology systems and data. The theft, destruction, loss, or release of sensitive and confidential information or operational downtime of the systems used to store and transmit our or our tenants' confidential business information could result in disruptions to our business, negative publicity, brand damage, violation of privacy laws, financial liability, difficulty attracting and retaining tenants, loss of business partners, and loss of business opportunities, any of which may materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. Although we carry cybersecurity insurance that is designed to protect us against certain losses related to cybersecurity incidents, that insurance coverage may not be sufficient or available to cover all expenses or other losses or all types of claims that may arise in connection with cybersecurity incidents. Furthermore, in the future, such insurance may not be available on commercially reasonable terms, or at all.

Any material weakness in our internal control over financial reporting could have an adverse effect on the trading price of our common stock and Series A Preferred Stock.

Management is required to have an independent auditor assess the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act"). We cannot give any assurances that material weaknesses will not be identified in the future in connection with our compliance with the provisions of Section 404 of the Sarbanes-Oxley Act. The existence of any material weakness described above would preclude a conclusion by management and our independent auditors that we maintained effective internal control over financial reporting. Our management may be required to devote significant time and expense to remediate any material weaknesses that may be discovered and may not be able to remediate such material weaknesses in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations, and cause investors to lose confidence in our reported financial information, any of which could lead to a decline in the per share trading price of our common stock and Series A Preferred Stock.

We may be required to make rent or other concessions or significant capital expenditures to improve our properties in order to retain and attract tenants, which may materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

Upon expiration of our leases to our tenants, we may be required to make rent or other concessions, accommodate requests for renovations, build-to-suit remodeling, and other improvements, or provide additional services to our tenants, any of which would increase our costs. As a result, we may have to make significant capital or other expenditures in order to retain tenants whose leases expire and to attract new tenants in sufficient numbers. Additionally, we may need to raise capital to make such expenditures. If we are unable to do so or capital is otherwise unavailable, we may be unable to make the required expenditures. This could result in non-renewals by tenants upon expiration of their leases. If any of the foregoing were to occur, it could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

Our use of units in our Operating Partnership as consideration to acquire properties could result in stockholder dilution or limit our ability to sell such properties, which could have a material adverse effect on us.

We have acquired, and in the future may acquire, properties or portfolios of properties through tax deferred contribution transactions in exchange for OP Units. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties and requiring that we agree to protect the contributors' ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions also could limit our ability to sell properties at a time, or on terms, that would be favorable absent such restrictions. In addition, future issuances of OP Units would reduce our ownership percentage in our Operating Partnership and affect the amount of distributions made to us by our Operating Partnership and, therefore, the amount of distributions we can make to our stockholders. To the extent that our stockholders do not directly own OP Units, our stockholders will not have any voting rights with respect to any such issuances or other partnership level activities of our Operating Partnership.

Our success depends on key personnel whose continued service is not guaranteed, and the loss of one or more of our key personnel could adversely affect our ability to manage our business and to implement our growth strategies or could create a negative perception of our company in the capital markets.

Our continued success and our ability to manage anticipated future growth depend, in large part, upon the efforts of key personnel who have extensive market knowledge and relationships and exercise substantial influence over our operational, financing, development, and construction activity. Individuals currently considered key personnel each has a national or regional industry reputation that attracts business and investment opportunities and assists us in negotiations with lenders, existing and potential tenants, and industry personnel, and we have not currently entered into employment agreements with any of these individuals. If we lose their services, our relationships with such industry personnel could diminish.

Many of our other senior executives also have extensive experience and strong reputations in the real estate industry, which aid us in identifying opportunities, having opportunities brought to us, and negotiating with tenants and build-to-suit prospects. The loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities, and weaken our relationships with lenders, business partners, existing and prospective tenants, and industry participants, which could materially and adversely affect our financial condition, results of operations, cash flow, and the per share trading price of our common stock and Series A Preferred Stock.

Joint venture investments could be materially and adversely affected by our lack of sole decision-making authority, our reliance on co-venturers' financial condition, and disputes between us and our co-venturers.

In the past, we have, and in the future, we expect to, co-invest with third parties through partnerships, joint ventures or other entities, acquiring noncontrolling interests in or sharing responsibility for developing properties and managing the affairs of a property, partnership, joint venture, or other entity. In particular, in connection with the formation transactions related to our initial public offering, we provided certain of the prior investors with the right to co-develop certain projects with us in the future and the right to acquire a minority equity interest in certain properties that we may develop in the future, in each case under certain circumstances and subject to certain conditions set forth in the applicable agreement. Furthermore, we are often a joint venture partner in development projects. In the event that we co-develop a property together with a third party, we would be required to share a portion of the development fee. With respect to any such arrangement or any similar arrangement that we may enter into in the future, we may not be in a position to exercise sole decision-making authority regarding the development, property, partnership, joint venture, or other entity.

Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives, and they may have competing interests in our markets that could create conflicts of interest. Such investments may also have the potential risk of impasses on decisions, such as a sale or financing, because neither we nor the partner(s) or co-venturer(s) would have full control over the partnership or joint venture. In addition, a sale or transfer by us to a third party of our interests in the joint venture may be subject to consent rights or rights of first refusal, in favor of our joint venture partners, which would in each case restrict our ability to dispose of our interest in the joint venture.

Where we are a limited partner or non-managing member in any partnership or limited liability company, if such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers. Our joint ventures may be subject to debt and, during periods of volatile credit markets, the refinancing of such debt may require equity capital calls.

Expectations of our company relating to environmental, social and governance factors may impose additional costs and expose us to new risks.

There is an increasing focus from certain investors, tenants, employees, and other stakeholders concerning corporate responsibility, specifically related to environmental, social and governance factors. In addition, there is an increased focus on such matters by various regulatory authorities, including the SEC, and the activities and expense required to comply with new regulations or standards may be significant. Some investors may use these factors to guide their investment strategies and, in some cases, may choose not to invest in us if they believe our policies relating to corporate responsibility are inadequate. Third-party providers of corporate responsibility ratings and reports on companies have increased to meet growing investor demand for measurement of corporate responsibility performance. In addition, the criteria by which companies' corporate responsibility practices are assessed may change, which could result in greater expectations of us and cause us to undertake costly initiatives to satisfy such new criteria. Alternatively, if we elect not to or are unable to satisfy such new criteria, investors may conclude that our policies with respect to corporate responsibility are inadequate. We may face reputational damage in the event that our corporate responsibility procedures or standards do not meet the standards set by various constituencies. Furthermore, if our competitors' corporate responsibility performance is perceived to be greater than ours, potential or current investors may elect to invest with our competitors instead. In addition, in the event that we communicate certain initiatives and goals regarding environmental, social and governance matters, we could fail, or be perceived to fail, in our achievement of such initiatives or goals, or we could be criticized for the scope of such initiatives or goals. If we fail to satisfy the expectations of investors, tenants and other stakeholders or our initiatives are not executed as planned, our reputation and financial results could be materially and adversely affected.

We may be subject to ongoing or future litigation, including existing claims relating to the entities that owned the properties prior to our initial public offering and otherwise in the ordinary course of business, which could have a material adverse effect on our financial condition, results of operations, cash flow, the per share trading price of our common stock and Series A Preferred Stock, cash available for distribution, and ability to service our debt obligations.

We may be subject to ongoing or future litigation, including existing claims relating to the entities that owned the properties and operated the businesses prior to our initial public offering and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We generally intend to vigorously defend ourselves; however, we cannot be certain of the ultimate outcomes of currently asserted claims or of those that may arise in the future. In addition, we may become subject to litigation in connection with the formation transactions related to our initial public offering in the event that prior investors dispute the valuation of their respective interests, the adequacy of the consideration received by them in the formation transactions or the interpretation of the agreements implementing the formation transactions. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if the fines, judgments, and settlements exceed insured levels, could adversely impact our earnings and cash flow, thereby having an adverse effect on our financial condition, results of operations, cash flow, the per share trading price of our common stock and Series A Preferred Stock, cash available for distribution, and ability to service our debt obligations. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could materially and adversely affect our results of operations and cash flow, expose us to increased risks that would be uninsured, and adversely impact our ability to attract officers and directors.

Risks Related to Our Third-Party Construction Business

Adverse economic and regulatory conditions, particularly in the Mid-Atlantic region, could adversely affect our construction and development business, which could have a material adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

Our third-party construction activities have been, and are expected to continue to be, primarily focused in the Mid-Atlantic region, although we have also historically undertaken construction projects in various states in the Southeast, Northeast, and Midwest regions of the U.S. As a result of our concentration of construction projects in the Mid-Atlantic region of the U.S., we are particularly susceptible to adverse economic or other conditions in markets in this region (such as periods of economic slowdown or recession, business layoffs or downsizing, industry slowdowns, relocations of businesses, labor disruptions, and the costs of complying with governmental regulations or increased regulation), as well as to natural disasters that occur in this region. We cannot assure you that our target markets will support construction and development projects of the type in which we typically engage. While we have the ability to provide a wide range of development and construction services, any adverse economic or real estate developments in the Mid-Atlantic region could materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

There can be no assurance that all of the projects for which our construction business is engaged as general contractor will be commenced or completed in their entirety in accordance with the anticipated cost, or that we will achieve the financial results we expect from the construction of such properties, which could materially and adversely affect our results of operations, cash flow, and growth prospects.

For serving as general contractor, our construction business earns profit equal to the difference between the total construction fees that we charge and the costs that we incur to build a property. If the decision is made by a third-party client to abandon a construction project for any reason, our anticipated fee revenue from such project could be significantly lower than we expect. In addition, we defer pre-contract costs when such costs are directly associated with specific anticipated construction contracts and their recovery is deemed probable. In the event that we determine that the execution of a construction contract is no longer probable, we would be required to expense those pre-contract costs in the period in which such determination is made, which could materially and adversely affect our results of operations in such period. Our ability to complete the projects in our construction pipeline on time and on budget could be materially and adversely affected as a result of the following factors, among others:

- shortages of subcontractors, equipment, materials, or skilled labor;
- unscheduled delays in the delivery of ordered materials and equipment;
- unanticipated increases in the cost of equipment, labor, and raw materials;
- unforeseen engineering, environmental, or geological problems;
- weather interferences;
- difficulties in obtaining necessary permits or in meeting permit conditions;
- client acceptance delays; or
- work stoppages and other labor disputes.

If we do not complete construction projects on time and on budget, it could have a material adverse effect on us, including our results of operations, cash flow, and growth prospects.

We recognize revenue for the majority of our construction projects based on estimates; therefore, variations of actual results from our assumptions may reduce our profitability.

In accordance with GAAP, we record revenue as work on the contract progresses. The cumulative amount of revenues recorded on a contract at a specified point in time is that percentage of total estimated revenues that costs incurred to date bear to estimated total costs. Accordingly, contract revenues and total cost estimates are reviewed and revised as the work progresses. Adjustments are reflected in contract revenues in the period when such estimates are revised. Estimates are based on management's reasonable assumptions and experience, but are only estimates. Variations of actual results from assumptions on an unusually large project or on a number of average size projects could be material. We are also required to immediately recognize the full amount of the estimated loss on a contract when estimates indicate such a loss. Such adjustments and accrued losses could result in reduced profitability, which could negatively impact our cash flow from operations.

Construction project sites are inherently dangerous workplaces, and, as a result, our failure to maintain safe construction project sites could result in deaths or injuries, reduced profitability, the loss of projects or clients, and possible exposure to litigation, any of which could materially and adversely affect our financial condition, results of operations, cash flow, and reputation.

Construction and maintenance sites often put our employees, employees of subcontractors, our tenants, and members of the public in close proximity with mechanized equipment, moving vehicles, chemical and manufacturing processes, and highly regulated materials. On many sites, we are responsible for safety and, accordingly, must implement appropriate safety procedures. If we fail to implement these procedures or if the procedures we implement are ineffective, we may suffer the loss of or injury to our employees, fines, or expose our tenants and members of the public to potential injury, thereby creating exposure to litigation. As a result, our failure to maintain adequate safety standards could result in reduced profitability or the loss of projects, clients, and tenants, which may materially and adversely affect our financial condition, results of operations, cash flow, and reputation.

Our failure to successfully and profitably bid on construction contracts could materially and adversely affect our results of operations and cash flow.

Many of the costs related to our construction business, such as personnel costs, are fixed and are incurred by us irrespective of the level of activity of our construction business. The success of our construction business depends, in part, on our ability to successfully and profitably bid on construction contracts for private and public sector clients. Contract proposals and negotiations are complex and frequently involve a lengthy bidding and selection process, which can be impacted by a number of factors, many of which are outside our control, including market conditions, financing arrangements, and required governmental approvals. If we are unable to maintain a consistent backlog of third-party construction contracts, our results of operations and cash flow could be materially and adversely affected.

If we fail to timely complete a construction project, miss a required performance standard, or otherwise fail to adequately perform on a construction project, we may incur losses or financial penalties, which could materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, ability to service our debt obligations, and reputation.

We may contractually commit to a construction client that we will complete a construction project by a scheduled date at a fixed cost. We may also commit that a construction project, when completed, will achieve specified performance standards. If the construction project is not completed by the scheduled date or fails to meet required performance standards, we may either incur significant additional costs or be held responsible for the costs incurred by the client to rectify damages due to late completion or failure to achieve the required performance standards. In addition, completion of projects can be adversely affected by a number of factors beyond our control, including unavoidable delays from governmental inaction, public opposition, inability to obtain financing, weather conditions, unavailability of vendor materials, availabilities of subcontractors, changes in the project scope of services requested by our clients, industrial accidents, environmental hazards, labor disruptions, and other factors. In some cases, if we fail to meet required performance standards or milestone requirements, we may also be subject to agreed-upon financial damages in the form of liquidated damages, which are determined pursuant to the contract governing the construction project. To the extent that these events occur, the total costs of the project could exceed our estimates and our contracted cost and we could experience reduced profits or, in some cases, incur a loss on a project, which may materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations. Failure to meet performance standards or complete performance on a timely basis could also adversely affect our reputation.

Unionization or work stoppages could have a material adverse effect on us.

From time to time, our construction business and the subcontractors we engage may use unionized construction workers, which requires us to pay the prevailing wage in a jurisdiction to such workers. Due to the highly labor-intensive and price-competitive nature of the construction business, the cost of unionization or prevailing wage requirements for new developments could be substantial, which could adversely affect our profitability. In addition, the use of unionized construction workers could cause us to become subject to organized work stoppages, which would materially and adversely affect our ability to meet our construction timetables and could significantly increase the cost of completing a construction project.

Risks Related to the Real Estate Industry

Our business is subject to risks associated with real estate assets and the real estate industry, which could materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

Our ability to pay expected dividends to our stockholders depends on our ability to generate revenues in excess of expenses, scheduled principal payments on debt, and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include many of the risks set forth above under "—Risks Related to Our Business," as well as the following:

- oversupply or reduction in demand for office, retail, or multifamily space in our markets;
- adverse changes in financial conditions of buyers, sellers, and tenants of properties;
- vacancies or our inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights, or below-market renewal options, and the need to periodically repair, renovate, and re-lease space;
- increased operating costs, including insurance premiums, utilities, real estate taxes, and state and local taxes;
- increased property taxes due to property tax changes or reassessments;
- a favorable interest rate environment that may result in a significant number of potential residents of our multifamily apartment communities deciding to purchase homes instead of renting;
- rent control or stabilization laws or other laws regulating rental housing, which could prevent us from raising rents to offset increases in operating costs;

- civil unrest, acts of war, terrorist attacks, and natural disasters, including hurricanes, which may result in uninsured or underinsured losses;
- decreases in the underlying value of our real estate;
- changing submarket demographics; and
- changing traffic patterns.

In addition, periods of economic downturn or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which could materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

Illiquidity of real estate investments could significantly impede our ability to respond to adverse changes in the performance of our properties and harm our financial condition.

The real estate investments made, and to be made, by us are difficult to sell quickly. As a result, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial, and investment conditions is limited. Return of capital and realization of gains, if any, from an investment generally will occur upon disposition or refinancing of the underlying property. We may be unable to realize our investment objectives by disposition or refinancing at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. In particular, our ability to dispose of one or more properties within a specific time period is subject to certain limitations imposed by our tax protection agreements, as well as weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located.

In addition, the Code imposes restrictions on a REIT's ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs effectively require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of properties that otherwise would be in our best interests. Therefore, we may not be able to vary our portfolio in response to economic or other conditions promptly or on favorable terms.

Our tax protection agreements could limit our ability to sell or otherwise dispose of certain properties.

In connection with the formation transactions related to our initial public offering, our Operating Partnership entered into tax protection agreements that provide that if we dispose of any interest in certain protected properties in a taxable transaction prior to the seventh (or, in a limited number of cases, the tenth) anniversary of the completion of the formation transactions, subject to certain exceptions, we will indemnify certain contributors, including Messrs. Hoffler, Haddad, Kirk, and Apperson and their respective affiliates and certain of our other officers, for their tax liabilities attributable to the built-in gain that existed with respect to such property interests as of the time of our initial public offering, and the tax liabilities incurred as a result of such tax protection payment. In addition, in connection with certain acquisitions completed since our initial public offering, we entered into tax protection agreements that require us to indemnify the contributors for their tax liabilities in the event that we dispose of the properties subject to the tax protection agreements, and may enter into similar agreements in connection with future property acquisitions. Therefore, although it may be in our stockholders' best interests that we sell one of these properties, it may be economically prohibitive or unattractive for us to do so because of these obligations. Moreover, as a result of these potential tax liabilities, Messrs. Hoffler, Haddad, Kirk, and Apperson and certain of our other officers may have a conflict of interest with respect to our determination as to certain of our properties.

As an owner of real estate, we could incur significant costs and liabilities related to environmental matters.

Under various federal, state, and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste, or petroleum products at, on, in, under, or migrating from such property, including costs to investigate and clean up such contamination and liability for harm to natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required remediation, removal, fines, or other costs could exceed the value of the property and our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for costs of remediation and personal or property damage or materially and adversely affect our ability to sell, lease, or develop our properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which the properties may be used or businesses may be operated, and these restrictions may require substantial expenditures. See "Part I—Business—Regulation."

Some of our properties have been or may be impacted by contamination arising from current or prior uses of the property, or adjacent properties, for commercial or industrial purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. For example, some of the tenants of properties in our retail portfolio operate gas stations or other businesses that utilize storage tanks to store petroleum products, propane, or wastes typically associated with automobile service or other operations conducted at the properties, and spills or leaks of hazardous materials from those storage tanks could expose us to liability. See "Part I—Business—Regulation—Environmental Matters." In addition to the foregoing, while we obtained Phase I Environmental Site Assessments for each of the properties in our portfolio, the assessments are limited in scope and may have failed to identify all environmental conditions or concerns. For example, they do not generally include soil sampling, subsurface investigations or hazardous materials surveys. Furthermore, we do not have current Phase I Environmental Site Assessment reports for all of the properties in our portfolio and, as such, may not be aware of all potential or existing environmental contamination liabilities at the properties in our portfolio. As a result, we could potentially incur material liability for these issues.

As the owner of the buildings on our properties, we could face liability for the presence of hazardous materials, such as asbestos or lead, or other adverse conditions, such as poor indoor air quality, in our buildings. Environmental laws govern the presence, maintenance, and removal of hazardous materials in buildings, and if we do not comply with such laws, we could face fines for such noncompliance. Also, we could be liable to third parties, such as occupants of the buildings, for damages related to exposure to hazardous materials or adverse conditions in our buildings, and we could incur material expenses with respect to abatement or remediation of hazardous materials or other adverse conditions in our buildings. In addition, some of our tenants may routinely handle and use hazardous or regulated substances and wastes as part of their operations at our properties, which are subject to regulation. Such environmental and health and safety laws and regulations could subject us or our tenants to liability resulting from these activities. Environmental liabilities could affect a tenant's ability to make rental payments to us, and changes in laws could increase the potential liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect our operations, or those of our tenants, which could in turn have an adverse effect on us. If we incur material environmental liabilities in the future, we may face significant remediation costs, and we may find it difficult to sell any affected properties.

We are subject to risks from natural disasters, such as hurricanes and flooding, and the risks associated with the physical effects of climate change.

Natural disasters and severe weather such as flooding, earthquakes, tornadoes or hurricanes may result in significant damage to our properties. Many of our properties are located in Virginia Beach, Virginia, Baltimore, Maryland, and elsewhere in the Mid-Atlantic, which historically have experienced heightened risk for natural disasters like hurricanes and flooding. The extent of our casualty losses and loss in operating income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. When we have geographic concentration of exposures, a single catastrophe (such as an earthquake) or destructive weather event (such as a tornado or hurricane) affecting a region may have a significant negative effect on our financial condition and results of operations. Our financial results may be adversely affected by our exposure to losses arising from natural disasters or severe weather.

We also are exposed to risks associated with inclement winter weather, particularly in the Mid-Atlantic, including increased costs for the removal of snow and ice. Inclement weather also could increase the need for maintenance and repair of our properties.

Lastly, to the extent that climate change does occur, its physical effects could have a material adverse effect on our properties, operations, and business. To the extent climate change causes changes in weather patterns, our markets could experience increases in storm intensity. These conditions could result in physical damage to our properties or declining demand for space in our buildings or the inability of us to operate the buildings at all in the areas affected by these conditions. Climate change also may have indirect effects on our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable, increasing the cost of energy, and increasing the cost of snow removal or related costs at our properties. Proposed legislation and regulatory actions to address climate change could increase utility and other costs of operating our properties which, if not offset by rising rental income, would reduce our net income. Should the impact of climate change be material in nature or occur for lengthy periods of time, our properties, operations, or business would be adversely affected.

We may be subject to unknown or contingent liabilities related to acquired properties and properties that we may acquire in the future, which could have a material adverse effect on us.

Properties that we have acquired and properties that we may acquire in the future may be subject to unknown or contingent liabilities for which we may have no recourse, or only limited recourse, against the sellers. In general, the representations and warranties provided under the transaction agreements related to the purchase of properties that we acquire may not survive the completion of the transactions. Furthermore, indemnification under such agreements may be limited and subject to various materiality thresholds, a significant deductible, or an aggregate cap on losses. As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that may be incurred with respect to liabilities associated with these properties may exceed our expectations, and we may experience other unanticipated adverse effects, all of which may materially and adversely affect us.

Our properties may contain or develop harmful mold or suffer from other air quality issues, which could lead to liability for adverse health effects and costs of remediation.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses, and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants, or others if property damage or personal injury is alleged to have occurred.

We may incur significant costs complying with various federal, state, and local laws, regulations, and covenants that are applicable to our properties.

Properties are subject to various covenants and federal, state, and local laws and regulatory requirements, including permitting and licensing requirements. Local regulations, including municipal or local ordinances, zoning restrictions, and restrictive covenants imposed by community developers may restrict our use of our properties and may require us to obtain approval from local officials or community standards organizations at any time with respect to our properties, including prior to developing or acquiring a property or when undertaking renovations of any of our existing properties. Among other things, these restrictions may relate to fire and safety, seismic, or hazardous material abatement requirements. There can be no assurance that existing laws and regulatory policies will not adversely affect us or the timing or cost of any future development, acquisitions, or renovations, or that additional regulations will not be adopted that increase such delays or result in additional costs. Our growth strategy may be affected by our ability to obtain permits, licenses, and zoning relief.

In addition, federal and state laws and regulations, including laws such as the ADA and the Fair Housing Amendment Act of 1988 ("FHAA"), impose further restrictions on our properties and operations. Under the ADA and the FHAA, all public accommodations must meet federal requirements related to access and use by disabled persons. Some of our properties may currently be in non-compliance with the ADA or the FHAA. If one or more of the properties in our portfolio is not in compliance with the ADA, the FHAA, or any other regulatory requirements, we may incur additional costs to bring the property into compliance, incur governmental fines or the award of damages to private litigants, or be unable to refinance such properties. In addition, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will adversely impact our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

Risks Related to Our Organizational Structure

Daniel Hoffler and his affiliates own, directly or indirectly, a substantial beneficial interest in our company on a fully diluted basis and have the ability to exercise significant influence on our company and our Operating Partnership, including the approval of significant corporate transactions.

As of December 31, 2022, Daniel Hoffler, our Executive Chairman, owned approximately 5.8% and, collectively, Messrs. Hoffler, Haddad, and Kirk owned approximately 10.1% of the combined outstanding shares of our common stock and OP Units of our Operating Partnership (which OP Units may be redeemable for shares of our common stock). Consequently, these individuals may be able to significantly influence the outcome of matters submitted for stockholder action, including the approval of significant corporate transactions, including business combinations, consolidations, and mergers.

Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of units in our Operating Partnership, which may impede business decisions that could benefit our stockholders.

Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, and our Operating Partnership or any partner thereof. Our directors and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we, as the general partner of our Operating Partnership, have fiduciary duties and obligations to our Operating Partnership and its limited partners under Virginia law and the partnership agreement of our Operating Partnership in connection with the management of our Operating Partnership. Our fiduciary duties and obligations as the general partner of our Operating Partnership may come into conflict with the duties of our directors and officers to our company. Messrs. Hoffler, Haddad, and Kirk own a significant interest in our Operating Partnership as limited partners and may have conflicts of interest in making decisions that affect both our stockholders and the limited partners of our Operating Partnership.

Under Virginia law, a general partner of a Virginia limited partnership has fiduciary duties of loyalty and care to the partnership and its partners and must discharge its duties and exercise its rights as general partner under the partnership agreement or Virginia law consistently with the obligation of good faith and fair dealing. The partnership agreement provides that, in the event of a conflict between the interests of our Operating Partnership or any partner, and the separate interests of our company or our stockholders, we, in our capacity as the general partner of our Operating Partnership, are under no obligation not to give priority to the separate interests of our company or our stockholders, and that any action or failure to act on our part or on the part of our directors that gives priority to the separate interests of our company or our stockholders that does not result in a violation of the contractual rights of the limited partners of the Operating Partnership under its partnership agreement does not violate the duty of loyalty that we, in our capacity as the general partner of our Operating Partnership, owe to the Operating Partnership and its partners.

Additionally, the partnership agreement provides that we will not be liable to the Operating Partnership or any partner for monetary damages for losses sustained, liabilities incurred, or benefits not derived by the Operating Partnership or any limited partner, except for liability for our intentional harm or gross negligence. Our Operating Partnership must indemnify us, our directors and officers, and our designees from and against any and all claims that relate to the operations of our Operating Partnership, unless: (i) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (ii) the person actually received an improper personal benefit in violation or breach of the partnership agreement, or (iii) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. Our Operating Partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person's good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our Operating Partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person's right to indemnification under the partnership agreement) or if the person is found to be liable to our Operating Partnership on any portion of any claim in the action.

Our charter contains certain provisions restricting the ownership and transfer of our stock that may delay, defer, or prevent a change of control transaction that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

Our charter contains certain ownership limits with respect to our stock. Our charter, among other restrictions, prohibits the beneficial or constructive ownership by any person of more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our stock, excluding any shares that are not treated as outstanding for federal income tax purposes. Our board of directors, in its sole and absolute discretion, may exempt a person, prospectively or retroactively, from this ownership limit if certain conditions are satisfied. This ownership limit as well as other restrictions on ownership and transfer of our stock in our charter may:

- discourage a tender offer or other transactions or a change in management or of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests; and
- result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of certain of the benefits of owning the additional shares.

We could increase the number of authorized shares of stock, classify and reclassify unissued stock, and issue stock without stockholder approval.

Our board of directors, without stockholder approval, has the power under our charter to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue. In addition, under our charter, our board of directors, without stockholder approval, has the power to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and set the preference, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms or conditions of redemption for such newly classified or reclassified shares. As a result, we may issue series or classes of common stock or preferred stock with preferences, dividends, powers, and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of our common stock. Although our board of directors has no such intention at the present time, it could establish a class or series of preferred stock that could, depending on the terms of such series, delay, defer, or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

Certain provisions of Maryland law could inhibit changes of control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

Certain provisions of the Maryland General Corporation Law (the "MGCL") may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

- "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting shares or an affiliate or associate of ours who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding stock at any time within the two-year period immediately prior to the date in question) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose certain fair price and supermajority stockholder voting requirements on these combinations; and
- "control share" provisions that provide that holders of "control shares" of our company (defined as shares of stock that, when aggregated with other shares of stock controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") have no voting rights with respect to their control shares, except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

By resolution of our board of directors, we have opted out of the business combination provisions of the MGCL and provided that any business combination between us and any other person is exempt from the business combination provisions of the MGCL, provided that the business combination is first approved by our board of directors (including a majority of directors who are not affiliates or associates of such persons). In addition, pursuant to a provision in our bylaws, we have opted out of the control share provisions of the MGCL. However, our board of directors may by resolution elect to opt in to the business combination provisions of the MGCL and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future.

Certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain corporate governance provisions, some of which are not currently applicable to us. If implemented, these provisions may have the effect of limiting or precluding a third party from making an unsolicited acquisition proposal for us or of delaying, deferring, or preventing a change in control of us under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then current market price. Our charter contains a provision whereby we elect, at such time as we become eligible to do so, to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors.

Certain provisions in the partnership agreement of our Operating Partnership may delay, make more difficult, or prevent unsolicited acquisitions of us.

Provisions in the partnership agreement of our Operating Partnership may delay, make more difficult, or prevent unsolicited acquisitions of us or changes of our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some of our stockholders might consider such proposals, if made, desirable. These provisions include, among others:

- redemption rights;
- a requirement that we may not be removed as the general partner of our Operating Partnership without our consent;
- transfer restrictions on OP Units;
- our ability, as general partner, in some cases, to amend the partnership agreement and to cause the Operating Partnership to issue units with terms that could delay, defer, or prevent a merger or other change of control of us or our Operating Partnership without the consent of the limited partners; and
- the right of the limited partners to consent to direct or indirect transfers of the general partnership interest, including as a result of a merger or a sale of all or substantially all of our assets, in the event that such transfer requires approval by our common stockholders.

The limited partners in our Operating Partnership (other than us) owned approximately 23.3% of the outstanding OP Units of our Operating Partnership as of December 31, 2022.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Under Maryland law, generally, a director will not be liable if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter limits the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or
- active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

Our charter authorizes us to indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each director and officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to advance the defense costs incurred by our directors and officers. We have entered into indemnification agreements with each of our executive officers and directors whereby we agreed to indemnify our directors and executive officers to the fullest extent permitted by Maryland law against all expenses and liabilities incurred in their capacity as an officer or director, subject to limited exceptions. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter and bylaws and the indemnification agreements or that might exist with other companies.

We are a holding company with no direct operations and, as such, we will rely on funds received from our Operating Partnership to pay liabilities, and the interests of our stockholders will be structurally subordinated to all liabilities and obligations of our Operating Partnership and its subsidiaries.

We are a holding company and conduct substantially all of our operations through our Operating Partnership. We do not have, apart from an interest in our Operating Partnership, any independent operations. As a result, we rely on cash distributions from our Operating Partnership to pay any dividends we might declare on shares of our common stock and preferred stock. We also rely on distributions from our Operating Partnership to meet any of our obligations, including any tax liability on taxable income allocated to us from our Operating Partnership. In addition, because we are a holding company, your claims as a stockholder will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our Operating Partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation, or reorganization, our assets and those of our Operating Partnership and its subsidiaries will be available to satisfy the claims of our stockholders only after all of our and our Operating Partnership's and its subsidiaries' liabilities and obligations have been paid in full.

Our Operating Partnership may issue additional OP Units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our Operating Partnership and could have a dilutive effect on the amount of distributions made to us by our Operating Partnership and, therefore, the amount of distributions we can make to our stockholders.

As of December 31, 2022, we owned 76.7% of the outstanding OP Units in our Operating Partnership. We regularly have issued OP Units to third parties as consideration for acquisitions, and we may continue to do so in the future. Any such future issuances would reduce our ownership percentage in our Operating Partnership and could affect the amount of distributions made to us by our Operating Partnership and, therefore, the amount of distributions we can make to our stockholders. Because stockholders do not directly own OP Units, you do not have any voting rights with respect to any such issuances or other partnership level activities of our Operating Partnership.

Risks Related to Our Status as a REIT

Failure to maintain our qualification as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distribution to our stockholders.

We have elected to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with our taxable year ended December 31, 2013. We have not requested and do not plan to request a ruling from the Internal Revenue Service (the "IRS") that we qualify as a REIT. Therefore, we cannot be assured that we will qualify as a REIT, or that we will remain qualified as such in the future. If we fail to qualify as a REIT or otherwise lose our REIT status in any taxable year, we will face serious tax consequences that would substantially reduce the funds available for distribution to our stockholders for each of the years involved because:

- we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;
- we could be subject to increased state and local taxes; and
- unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our common stock and Series A Preferred Stock.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows.

Even if we qualify for taxation as a REIT, we may be subject to certain federal, state, and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property, and transfer taxes. In addition, our TRS will be subject to regular corporate federal, state, and local taxes. Any of these taxes would decrease cash available for distribution to our stockholders.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders, and the ownership of our capital stock. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities, and qualified real estate assets. The remainder of our investment in securities (other than government securities, securities of TRSs, and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of TRSs, and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total assets can be represented by the securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

The prohibited transactions tax may limit our ability to dispose of our properties.

A REIT's net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transaction tax equal to 100% of the net gain upon a disposition of real property. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, we cannot assure you that we can comply with the safe harbor or that we will avoid owning property that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our properties or may conduct such sales through our TRS, which would be subject to federal and state income taxation.

Changes to the U.S. federal income tax laws, including the enactment of certain tax reform measures, could have an adverse impact on our business and financial results.

In recent years, numerous legislative, judicial and administrative changes have been made to the U.S. federal income tax laws applicable to investments in real estate and REITs, and it is possible that additional legislation may be enacted in the future. There can be no assurance that future changes to the U.S. federal income tax laws or regulatory changes will not be proposed or enacted that could impact our business and financial results. The REIT rules are regularly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, which may result in revisions to regulations and interpretations in addition to statutory changes. If enacted, certain of such changes could have an adverse impact on our business and financial results.

We cannot predict whether, when, or to what extent any new U.S. federal tax laws, regulations, interpretations, or rulings will impact the real estate investment industry or REITs. Prospective investors are urged to consult their tax advisors regarding the effect of potential future changes to the federal tax laws on an investment in our shares.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on the total return to our stockholders.

Our ownership of our TRS will be subject to limitations and our transactions with our TRS will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm's-length terms.

Overall, no more than 20% of the value of a REIT's assets may consist of stock or securities of one or more TRS. In addition, the Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. We will monitor the value of our respective investments in our TRS for the purpose of ensuring compliance with TRS ownership limitations and will structure our transactions with our TRS on terms that we believe are arm's length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 20% REIT subsidiaries limitation or to avoid application of the 100% excise tax.

Shareholders may be restricted from acquiring or transferring certain amounts of our capital stock.

The restrictions on ownership and transfer in our charter may inhibit market activity in our capital stock and restrict our business combination opportunities.

In order to qualify as a REIT for each taxable year after 2013, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our capital stock under this requirement. Additionally, at least 100 persons must beneficially own our capital stock during at least

335 days of a taxable year for each taxable year after 2013. To help ensure that we meet these tests, our charter restricts the acquisition and ownership of shares of our capital stock.

Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary to preserve our qualification as a REIT. Unless exempted by our board of directors, our charter prohibits any person from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital or preferred stock. Our board of directors may not grant an exemption from this restriction to any proposed transferee whose ownership in excess of 9.8% of the value of our outstanding shares would result in our failing to qualify as a REIT. This restriction, as well as other restrictions on transferability and ownership will not apply, however, if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to "qualified dividend income" payable to U.S. stockholders that are taxed at individual rates is 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates on qualified dividend income. Instead, our ordinary dividends generally are taxed at the higher tax rates applicable to ordinary income, the current maximum rate of which is 37%. However, for taxable years prior to 2026, individual stockholders are generally allowed to deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations, which would reduce the maximum marginal effective tax rate for individuals on the receipt of such ordinary dividends to 29.6%.

If our Operating Partnership failed to qualify as a partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.

We believe that our Operating Partnership will be treated as a partnership for federal income tax purposes. As a partnership, our Operating Partnership will not be subject to federal income tax on its income. Instead, each of its partners, including us, will be allocated, and may be required to pay tax with respect to, its share of our Operating Partnership's income. We cannot assure you, however, that the IRS will not challenge the status of our Operating Partnership or any other subsidiary partnership in which we own an interest as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our Operating Partnership or any such other subsidiary partnership as an entity taxable as a corporation for federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of our Operating Partnership or any subsidiary partnerships to qualify as a partnership could cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions, and the unavailability of such capital on favorable terms at the desired times, or at all, may cause us to curtail our investment activities or dispose of assets at inopportune times or on unfavorable terms, which could materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, excluding net capital gains, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of (1) 85% of our ordinary income, (2) 95% of our capital gain net income and (3) 100% of our undistributed income from prior years. In order to maintain our REIT status and avoid the payment of income and excise taxes, we may need to borrow funds to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from, among other things, differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required principal or amortization payments. These sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market's perception of our growth potential, our current debt levels, the market price of our common stock and Series A Preferred Stock, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities or dispose of assets at inopportune times or on unfavorable terms, which could materially and adversely affect our financial condition, results of operations, cash flow, cash available for distribution, and ability to service our debt obligations.

Risks Related to Our Capital Stock

We may be unable to make distributions at expected levels, which could result in a decrease in the market price of our common stock and Series A Preferred Stock.

We intend to continue to pay regular quarterly distributions to our stockholders. All distributions will be made at the discretion of our board of directors and will be based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, maintenance of our REIT qualification and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations, applicable law, and such other matters as our board of directors may deem relevant from time to time. If sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital, borrow to provide funds for such distributions, or reduce the amount of such distributions. To the extent we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. If cash available for distribution generated by our assets is less than our current estimate, or if such cash available for distribution decreases in future periods from expected levels, our inability to make the expected distributions could result in a decrease in the market price of our common stock and Series A Preferred Stock.

Our ability to make distributions may also be limited by our amended credit facility (as defined below). Under the terms of the amended credit facility, we may not pay cash dividends if a default has occurred and is continuing or would result therefrom. However, if certain defaults or events of default exist, we may pay cash dividends to the extent necessary to (i) maintain our status as a REIT and (ii) avoid federal or state income excise taxes.

As a result of the foregoing, we may not be able to make distributions in the future, and our inability to make distributions, or to make distributions at expected levels, could result in a decrease in the per share price of our common stock and Series A Preferred Stock.

The market price and trading volume of our common stock and Series A Preferred Stock may be volatile and could decline substantially in the future.

The market price of our common stock and Series A Preferred Stock may be volatile in the future. In addition, the trading volume in our common stock and Series A Preferred Stock may fluctuate and cause significant price variations to occur. We cannot assure stockholders that the market price of our common stock and Series A Preferred Stock will not fluctuate or decline significantly in the future, including as a result of factors unrelated to our operating performance or prospects in 2023 compared to 2022. In particular, the market price of our common stock and Series A Preferred Stock could be subject to wide fluctuations in response to a number of factors, including, among others, the following:

- actual or anticipated variations in our quarterly operating results or dividends;
- changes in our FFO, Normalized FFO, or earnings estimates;
- publication of research reports about us or the real estate industry;
- increases in market interest rates that lead purchasers of our shares to demand a higher yield;
- changes in market valuations of similar companies;
- adverse market reaction to any additional debt we incur in the future;
- additions or departures of key management personnel;
- actions by institutional stockholders;
- speculation in the press or investment community;
- the realization of any of the other risk factors presented in this Annual Report on Form 10-K;
- the extent of investor interest in our securities;
- the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;
- changes in the federal government;
- our underlying asset value;
- investor confidence in the stock and bond markets generally;
- further changes in tax laws;
- future equity issuances;
- failure to meet earnings estimates;
- failure to meet and maintain REIT qualifications;
- changes in our credit ratings;
- general market and economic conditions;
- our issuance of debt securities or additional preferred equity securities; and

- our financial condition, results of operations, and prospects.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have a material and adverse effect on our financial condition, results of operations, cash flow, cash available for distribution, ability to service our debt obligations, and the per share trading price of our common stock and Series A Preferred Stock.

Increases in market interest rates may have an adverse effect on the trading prices of our common stock and Series A Preferred Stock as prospective purchasers of our common stock and Series A Preferred Stock may expect a higher dividend yield and as an increased cost of borrowing may decrease our funds available for distribution.

One of the factors that will influence the trading prices of our common stock and Series A Preferred Stock will be the dividend yield on the stock (as a percentage of the price of our common stock or Series A Preferred Stock, as applicable) relative to market interest rates. An increase in market interest rates may lead prospective purchasers of our common stock or Series A Preferred Stock to expect a higher dividend yield (with a resulting decline in the trading prices of our common stock or Series A Preferred Stock, as applicable) and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock or Series A Preferred Stock to decrease.

Our Series A Preferred Stock is subordinate to our existing and future debt, and the interests of holders of our Series A Preferred Stock could be diluted by the issuance of additional shares of preferred stock and by other transactions.

Our Series A Preferred Stock ranks junior to all of our existing and future indebtedness, any classes and series of our capital stock expressly designated as ranking senior to our Series A Preferred Stock as to distribution rights and rights upon our liquidation, dissolution or winding up, and other non-equity claims on us and our assets available to satisfy claims against us, including claims in bankruptcy, liquidation, or similar proceedings. Subject to limitations prescribed by Maryland law and our charter, our board of directors is authorized to issue, from our authorized but unissued shares of capital stock, preferred stock in such classes or series as our board of directors may determine and to establish from time to time the number of shares of preferred stock to be included in any such class or series. The issuance of additional shares of Series A Preferred Stock or additional shares of capital stock ranking on parity with our Series A Preferred Stock would dilute the interests of the holders of our Series A Preferred Stock, and the issuance of shares of any class or series of our capital stock expressly designated as ranking senior to our Series A Preferred Stock as to distribution rights and rights upon our liquidation, dissolution or winding up, or the incurrence of additional indebtedness could adversely affect our ability to pay dividends on, redeem, or pay the liquidation preference on our Series A Preferred Stock. Other than the conversion right afforded to holders of our Series A Preferred Stock that may become exercisable in connection with a change of control (as defined in the articles supplementary designating the terms of our Series A Preferred Stock), none of the provisions relating to our Series A Preferred Stock contain any terms relating to or limiting our indebtedness or affording the holders of our Series A Preferred Stock protection in the event of a highly leveraged or other transaction, including a merger or the sale, lease, or conveyance of all or substantially all our assets, that might adversely affect the holders of our Series A Preferred Stock, so long as the rights of the holders of our Series A Preferred Stock are not materially and adversely affected.

Holders of our Series A Preferred Stock have extremely limited voting rights.

Our common stock is the only class of our securities that carry full voting rights. Voting rights for holders of our Series A Preferred Stock exist primarily with respect to the ability to elect, together with holders of our capital stock ranking on parity with our Series A Preferred Stock and having similar voting rights, two additional directors to our board of directors in the event that six quarterly dividends (whether or not consecutive) payable on our Series A Preferred Stock are in arrears, and with respect to voting on amendments to our charter or articles supplementary relating to our Series A Preferred Stock that materially and adversely affect the rights of the holders of our Series A Preferred Stock or create additional classes or series of our capital stock expressly designated as ranking senior to our Series A Preferred Stock as to distribution rights and rights upon our liquidation, dissolution, or winding up. Other than as described above and as set forth in more detail in the articles supplementary designating the terms of our Series A Preferred Stock, holders of our Series A Preferred Stock will not have any voting rights.

Holders of our Series A Preferred Stock may not be permitted to exercise conversion rights upon a change of control. If exercisable, the change of control conversion feature of our Series A Preferred Stock may not adequately compensate preferred stockholders, and the change of control conversion and redemption features of our Series A Preferred Stock may make it more difficult for a party to take over our company or discourage a party from taking over our company

Upon the occurrence of a change of control (as defined in the articles supplementary designating the terms of our Series A Preferred Stock), holders of our Series A Preferred Stock will have the right to convert some or all of their Series A Preferred Stock into shares of our common stock (or equivalent value of alternative consideration). Notwithstanding that we generally may not redeem our Series A Preferred Stock prior to June 18, 2024, we have a special optional redemption right to redeem our Series A Preferred Stock in the event of a change of control, and holders of our Series A Preferred Stock will not have the right to convert any shares of our Series A Preferred Stock that we have elected to redeem prior to the change of control conversion date. Upon such a conversion, the holders will be limited to a maximum number of shares of our common stock equal to the 2.97796 (i.e. the "Share Cap"), subject to certain adjustments, multiplied by the number of our Series A Preferred Stock converted. If the Common Stock Price (as defined in the articles supplementary designating the terms of our Series A Preferred Stock) is less than $8.395 (which is approximately 50% of the per-share closing sale price of our common stock on June 10, 2019), subject to adjustment, each holder will receive a maximum of 2.97796 shares of our common stock per share of our Series A Preferred Stock, which may result in a holder receiving value that is less than the liquidation preference of our Series A Preferred Stock. In addition, those features of our Series A Preferred Stock may have the effect of inhibiting a third party from making an acquisition proposal for our company or of delaying, deferring or preventing a change of control of our company under circumstances that otherwise could provide the holders of our common stock and Series A Preferred Stock with the opportunity to realize a premium over the then-current market price or that stockholders may otherwise believe is in their best interests.

Item 1B.   **Unresolved Staff Comments.**

None.

Item 2.   **Properties.**

The information set forth under the captions "Our Properties" and "Development Pipeline" in Item 1 of this Annual Report on Form 10-K is incorporated by reference herein.

Item 3.   **Legal Proceedings.**

The nature of our business exposes our properties, us and the Operating Partnership to the risk of claims and litigation in the normal course of business. Other than routine litigation arising out of the ordinary course of business, we are not presently subject to any material litigation nor, to our knowledge, is any material litigation threatened against us.

Item 4.   **Mine Safety Disclosures.**

Not Applicable.

Item 5.   **Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

Market Information

      Our common stock trades on the New York Stock Exchange under the symbol "AHH" and our Series A Preferred Stock trades on the New York Stock Exchange under the symbol "AHHPrA."

Stock Performance Graph

      The following graph sets forth the cumulative total stockholder return (assuming reinvestment of dividends) to our stockholders during the period December 31, 2017 through December 31, 2022, as well as the corresponding returns on an overall stock market index (Russell 2000) and a peer group index (MSCI US REIT Index). The stock performance graph assumes that $100 was invested on December 31, 2017. Historical total stockholder return is not necessarily indicative of future results. The information in this paragraph and the following graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, other than as provided in Item 201 of Regulation S-K, or to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent we specifically request that such information be treated as soliciting material or specifically incorporate it by reference into a filing under the Securities Act of 1933, as amended, or the Exchange Act.



Index	Period Ending					
	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
Armada Hoffler Properties, Inc.	100.00	95.78	131.32	84.16	119.61	95.89
MSCI US REIT	100.00	95.43	120.09	110.99	158.79	119.87
Russell 2000	100.00	88.99	111.70	134.00	153.85	122.41

Distribution Information

Since our initial quarter as a publicly-traded REIT, we have made regular quarterly distributions to our stockholders, other than in the second and third quarters of 2020 in order to preserve liquidity due to the uncertainty caused by the COVID-19 pandemic. Declared cash dividends were $0.72 per share for the year ended December 31, 2022. We intend to continue to declare quarterly distributions. However, we cannot provide any assurance as to the amount or timing of future distributions.

Any future distributions will be at the sole discretion of our board of directors, and their form, timing, and amount, if any, will depend upon a number of factors, including our actual and projected financial condition, liquidity, operating cash flows, results of operations, the revenue we actually receive from our properties, our operating expenses, our debt service requirements, our capital expenditures, prohibitions and other limitations under our financing arrangements, as described above, our REIT taxable income, the annual REIT distribution requirements, applicable law, and such other factors as our board of directors deems relevant. To the extent that our cash available for distribution is less than 90% of our REIT taxable income, we may consider various means to cover any such shortfall, including borrowing under our credit facility or other loans, selling certain of our assets, or using a portion of the net proceeds we receive from offerings of equity, equity-related, or debt securities, or declaring taxable share dividends.

To the extent that we make distributions in excess of our earnings and profits, as computed for federal income tax purposes, these distributions will represent a return of capital, rather than a dividend, for federal income tax purposes. Distributions that are treated as a return of capital for federal income tax purposes will reduce the stockholder's basis in its shares (but not below zero) and therefore can result in the stockholder having a higher gain upon a subsequent sale of such shares. Return of capital distributions in excess of a stockholder's basis generally will be treated as gain from the sale of such shares for federal income tax purposes.

Stockholder Information

As of February 17, 2023, there were approximately 99 holders of record of our common stock. However, because many shares of our common stock are held by brokers and other institutions on behalf of stockholders, we believe there are substantially more beneficial holders of our common stock than record holders. As of February 17, 2023, there were 98 holders (other than our company) of our OP units. Our OP units are redeemable for cash or, at our election, for shares of our common stock.

Unregistered Sales of Equity Securities

None.

Issuer Purchases of Equity Securities

None.

Item 6. **[Reserved].**

Not applicable.

Item 7. **Management's Discussion and Analysis of Financial Condition and Results of Operations.**

Business Description

We are a full-service real estate company with extensive experience developing, building, owning, and managing high-quality, institutional-grade office, retail, and multifamily properties in attractive markets throughout the Mid-Atlantic and Southeastern United States. As of December 31, 2022, our stabilized operating property portfolio was comprised of 38 retail properties, 9 office properties, and 10 multifamily properties. In addition to our operating property portfolio, we had one mixed-use property and one multifamily property in various stages of predevelopment, development, redevelopment, or stabilization as of December 31, 2022. We also provide general contracting services to third parties and invest in development projects through mezzanine lending arrangements and equity investments.

Substantially all of our assets are held by, and all of our operations are conducted through, our Operating Partnership. We are the sole general partner of our Operating Partnership and, as of December 31, 2022, we owned, through a combination of direct and indirect interests, 76.7% of the outstanding OP units in our Operating Partnership.

We elected to be taxed as a REIT for U.S. federal income tax purposes commencing with the taxable year ended December 31, 2013.

Our principal executive office is located at 222 Central Park Avenue, Suite 2100, Virginia Beach, Virginia 23462 in the Armada Hoffler Tower at the Virginia Beach Town Center. In addition, we have a construction office located at 1300 Thames Street, Suite 30, Baltimore, Maryland 21231 in Thames Street Wharf at Harbor Point. The telephone number for our principal executive office is (757) 366-4000. We maintain a website at ArmadaHoffler.com. The information on, or accessible through, our website is not incorporated into and does not constitute a part of this report.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements that have been prepared in accordance with GAAP. The Company's accounting policies are more fully described in Note 2 of our consolidated financial statements in Item 8 of this Annual Report on Form 10-K. As disclosed in Note 2, the preparation of these financial statements requires us to exercise our best judgment in making estimates that affect the reported amounts of assets, liabilities, revenues, and expenses. We base our estimates on historical experience and other assumptions that we believe to be reasonable under the circumstances. We evaluate our estimates on an ongoing basis, based upon current available information. Actual results could differ from these estimates.

We believe the following accounting policies and estimates are the most critical to understanding our reported financial results as their effect on our financial condition and results of operations is material.

Rental Revenues

We lease our properties under operating leases and recognize base rents on a straight-line basis over the lease term. We also recognize revenue from tenant recoveries, through which tenants reimburse us for expenses paid by us such as utilities, janitorial, repairs and maintenance, security and alarm, parking lot and grounds, general and administrative, management fees, insurance, and real estate taxes on an accrual basis. Our rental revenues are reduced by the amount of any leasing incentives on a straight-line basis over the term of the applicable lease. We include a renewal period in the lease term only if it appears at lease inception that the renewal is reasonably certain. We begin recognizing rental revenue when the tenant has the right to take possession of or controls the physical use of the property under lease.

Rental revenue is recognized subject to management's evaluation of tenant credit risk. The extended collection period for accrued straight-line rental revenue along with our evaluation of tenant credit risk may result in the nonrecognition of all or a portion of straight-line rental revenue until the collection of substantially all such revenue for a tenant is probable.

General Contracting and Real Estate Services Revenues

We recognize general contracting revenues as a customer obtains control of promised goods or services in an amount that reflects the consideration we expect to receive in exchange for those goods or services. For each construction contract, we identify the performance obligations, which typically include the delivery of a single building constructed according to the specifications of the contract. We estimate the total transaction price, which generally includes a fixed contract price and may also include variable components such as early completion bonuses, liquidated damages, or cost savings to be shared with the customer. Variable components of the contract price are included in the transaction price to the extent that it is probable that a significant reversal of revenue will not occur. We recognize the estimated transaction price as revenue as we satisfy our performance obligations; we estimate our progress in satisfying performance obligations for each contract using the input method, based on the proportion of incurred costs relative to total estimated construction costs at completion. Construction contract costs include all direct material, direct labor, subcontract costs, and overhead costs directly related to contract performance. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, are all significant judgments that may result in revisions to costs and income and are recognized in the period in which they are determined. Additionally, the estimated costs at completion are affected by management's forecasts of anticipated costs to be incurred and contingency reserves for exposures related to unknown costs, such as design deficiencies and subcontractor defaults. The estimated variable consideration is also affected by claims and unapproved change orders, which may result from changes in the scope of the contract. Provisions for estimated losses on uncompleted contracts are recognized immediately in the period in which such losses are determined.

We recognize real estate services revenues from property development and management as we satisfy our performance obligations under these service arrangements.

We assess whether multiple contracts with a single counterparty may be combined into a single contract for the revenue recognition purposes based on factors such as the timing of the negotiation and execution of the contracts and whether the economic substance of the contracts was contemplated separately or in tandem.

Operating Property Acquisitions

Acquisitions of operating properties have been and will generally be accounted for as acquisitions of a group of assets, with costs incurred to effect an acquisition, including title, legal, accounting, brokerage commissions, and other related costs being capitalized as part of the cost of the assets acquired. In connection with operating property acquisitions, we identify and recognize all assets acquired and liabilities assumed at their relative fair values as of the acquisition date. The purchase price allocations to tangible assets, such as land, site improvements, and buildings and improvements, are presented within income producing property in the consolidated balance sheets and depreciated over their estimated useful lives. Acquired lease intangible assets are presented as a separate component of assets on the consolidated balance sheets. Acquired lease intangible liabilities are presented within other liabilities in the consolidated balance sheets. We amortize in-place lease assets as depreciation and amortization expense on a straight-line basis over the remaining term of the related leases. We amortize above-market lease assets as reductions to rental revenues on a straight-line basis over the remaining term of the related leases. We amortize below-market lease liabilities as increases to rental revenues on a straight-line basis over the remaining term of the related leases. We amortize above and below-market ground lease assets as amortization of right-of-use assets – finance leases on a straight-line basis over the remaining term of the related leases. We capitalize the costs related to operating property acquisitions that do not meet the definition of a business.

We value land based on a market approach, looking to recent sales of similar properties, adjusting for differences due to location, the state of entitlement, and the shape and size of the parcel. Improvements to land are valued using a replacement cost approach. The approach applies industry standard replacement costs adjusted for geographic specific considerations and reduced by estimated depreciation. The value of buildings acquired is estimated using the replacement cost approach, assuming the buildings were vacant at acquisition. The replacement cost approach considers the composition of the structures acquired, adjusted for an estimate of depreciation. The estimate of depreciation is made considering industry standard information and the expected useful lives of the assets. The value of acquired lease intangible assets and liabilities considers the estimated cost of leasing the properties as if the acquired buildings were vacant, as well as the value of the current leases relative to market-rate leases. The in-place lease value is determined using an estimated total lease-up time and lost rental revenues during such time. The value of current leases relative to market-rate leases is based on market rents obtained for comparable leases. Given the significance of unobservable inputs used in the valuation of acquired real estate assets, we classify them as Level 3 inputs in the fair value hierarchy.

We value debt assumed in connection with operating property acquisitions based on a discounted cash flow analysis of the expected cash flows of the debt. Such analysis considers the contractual terms of the debt, including the period to maturity, credit characteristics, and other terms of the arrangements, which are Level 3 inputs in the fair value hierarchy (as described in Note 12 to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K).

Real Estate Impairment

We evaluate our real estate assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If such an evaluation is necessary, we compare the carrying amount of any such real estate asset with the undiscounted expected future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition. Our estimate of the expected future cash flows attributable to a real estate asset is based upon, among other things, our estimates regarding future market conditions, rental rates, occupancy levels, tenant improvements, leasing commissions, tenant concessions, and assumptions regarding the residual value of our properties. If the carrying amount of a real estate asset exceeds its associated undiscounted expected future cash flows, we recognize an impairment loss to reduce the carrying amount of the real estate asset to its fair value based on marketplace participant assumptions.

Interest Income

Interest income on notes receivable is accrued based on the contractual terms of the loans and when, in the opinion of management, it is deemed collectible. Many loans provide for accrual of interest that will not be paid until maturity of the loan. Interest is recognized on these loans at the accrual rate subject to management's determination that accrued interest is ultimately collectible, based on the underlying collateral and the status of development activities, as applicable. If management cannot make this determination, recognition of interest income may be fully or partially deferred until it is ultimately paid.

Expected Credit Losses

We evaluate the collectability of both the interest on and principal of each of our notes receivable based primarily upon the value of the underlying development project. We consider factors such as the progress of development activities, including leasing activities, projected development costs, current and projected loan balances. We also consider historical industry data, such as loan defaults and losses experienced on loans secured by other development projects, and current economic conditions that may affect the collectability of the remaining cash flows. We measure expected credit losses to be incurred over the remaining contractual term based on the risk rating of each loan. See Note 2 to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for details on risk rating determination. If a loan is rated as substandard, we then estimate expected credit losses as the difference between the amortized cost basis of the outstanding loan and the estimated projected sales proceeds of the underlying collateral.

Recent Accounting Pronouncements

For a summary of recent accounting pronouncements and the anticipated effects on our consolidated financial statements see Note 2 to our consolidated financial statements included in Item 8 of this Form 10-K.

Segment Results of Operations

As of December 31, 2022, we operated our business in four segments: (i) office real estate, (ii) retail real estate, (iii) multifamily residential real estate, and (iv) general contracting and real estate services that are conducted through our TRSs. NOI (segment revenues minus segment expenses) is the measure used by management to assess segment performance and allocate our resources among our segments. NOI is not a measure of operating income or cash flows from operating activities as measured by GAAP and is not indicative of cash available to fund cash needs. As a result, NOI should not be considered an alternative to cash flows as a measure of liquidity. Not all companies calculate NOI in the same manner. We consider NOI to be an appropriate supplemental measure to net income because it assists both investors and management in understanding the core operations of our real estate and construction businesses. See Note 3 to our consolidated financial statements in Item 8 of this Annual Report on Form 10-K for a reconciliation of NOI to net income, the most directly comparable GAAP measure.

We define same store properties as those that we owned and operated and that were stabilized for the entirety of both periods compared. We generally consider a property to be stabilized upon the earlier of: (i) the quarter after the property reaches 80% occupancy or (ii) the thirteenth quarter after the property receives its certificate of occupancy. Additionally, any property that is substantially taken out of service for the purpose of redevelopment is no longer considered stabilized until the redevelopment activities are complete, the asset is placed back into service, and the stabilization criteria above are again met. A property may also be fully or partially taken out of service as a result of a partial disposition, depending on the significance of the portion of the property disposed. Finally, any property classified as held for sale is taken out of service for the purpose of computing same store operating results.

This section of this Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. Discussions of 2020 items and year-to-year comparisons between 2021 and 2020 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Office Segment Data

Office rental revenues, property expenses, and NOI for the years ended December 31, 2022, 2021, and 2020 were as follows ($ in thousands):

	Years Ended December 31,		
	2022	2021	2020
Rental revenues	$ 74,036	$ 47,363	$ 43,494
Property expenses	26,335	18,524	15,910
NOI	$ 47,701	$ 28,839	$ 27,584
Square feet[1]	2,111,923	1,301,319	1,305,933
Occupancy[1]	96.7 %	96.8 %	97.0 %

_____

(1) Stabilized properties as of the end of the periods presented.

Rental revenues for the year ended December 31, 2022 increased $26.7 million, or 56.3%, compared to the year ended December 31, 2021. NOI for the year ended December 31, 2022 increased $18.9 million, or 65.4%, compared to the year ended December 31, 2021. The increases in rental revenues and NOI resulted primarily due to the acquisition of the Constellation Office in January 2022.

Office Same Store Results

Office same store rental revenues, property expenses, and NOI for the comparative years ended December 31, 2022 and 2021 and December 31, 2021, and 2020 were as follows (in thousands):

	Years Ended December 31,			Years Ended December 31,		
	2022[1]	2021[1]	Change	2021[2]	2020[2]	Change
Rental revenues	$ 41,705	$ 40,965	$ 740	$ 40,965	$ 40,420	$ 545
Property expenses	15,326	14,513	813	14,513	14,060	453
Same Store NOI	$ 26,379	$ 26,452	$ (73)	$ 26,452	$ 26,360	$ 92
Non-Same Store NOI	21,322	2,387	18,935	2,387	1,224	1,163
Segment NOI	$ 47,701	$ 28,839	$ 18,862	$ 28,839	$ 27,584	$ 1,255

_____

(1) Same store excludes Wills Wharf and the Constellation Office.
(2) Same store excludes Wills Wharf.

Same store rental revenues for the year ended December 31, 2022 increased compared to the year ended December 31, 2021 due to increased occupancy at Thames Street Wharf and Armada Hoffler Tower. Same store NOI for the year ended December 31, 2022 was materially consistent with the year ended December 31, 2021.

Retail Segment Data

Retail rental revenues, property expenses, and NOI for the years ended December 31, 2022, 2021 and 2020 were as follows ($ in thousands):

	Years Ended December 31,		
	2022	2021	2020
Rental revenues	$ 86,344	$ 78,572	$ 73,032
Property expenses	22,642	20,928	18,813
NOI	$ 63,702	$ 57,644	$ 54,219
Square feet[1]	3,916,001	4,067,355	3,651,213
Occupancy[1]	97.9 %	96.0 %	94.7 %

_____

(1) Stabilized properties as of the end of the periods presented.

Rental revenues for the year ended December 31, 2022 increased $7.8 million, or 9.9%, compared to the year ended December 31, 2021. NOI for the year ended December 31, 2022 increased $6.1 million, or 10.5%, compared to the year ended December 31, 2021. The increases in rental revenues and NOI resulted primarily due to the acquisitions of Delray Beach Plaza, Greenbrier Square, Overlook Village in 2021 and Pembroke Square in 2022 as well as increased occupancy in the same store portfolio. The increases were partially offset by the 2022 dispositions of the Home Depot and Costco outparcels at North Pointe, as well as the 2021 dispositions of Socastee Commons and Courthouse 7-Eleven for which revenue was earned prior to disposition in the year ended December 31, 2021.

Retail Same Store Results

Retail same store rental revenues, property expenses, and NOI for the comparative years ended December 31, 2022 and 2021 and December 31, 2021 and 2020 were as follows (in thousands):

	Years Ended December 31,			Years Ended December 31,		
	2022 [1]	2021 [1]	Change	2021 [2]	2020 [2]	Change
Rental revenues	$ 73,436	$ 69,256	$ 4,180	$ 64,006	$ 63,147	$ 859
Property expenses	18,400	17,636	764	15,898	15,469	429
Same Store NOI	$ 55,036	$ 51,620	$ 3,416	$ 48,108	$ 47,678	$ 430
Non-Same Store NOI	8,666	6,024	2,642	9,536	6,541	2,995
Segment NOI	$ 63,702	$ 57,644	$ 6,058	$ 57,644	$ 54,219	$ 3,425

(1) Same store excludes Greenbrier Square, Overlook Village, Delray Beach Plaza, Premier Retail, and Pembroke Square.

(2) Same store excludes Apex Entertainment, Delray Beach Plaza, Greenbrier Square, Nexton Square, Overlook Village, and Premier Retail. In addition, same store excludes the seven-property retail portfolio that was disposed in May 2020 (Alexander Pointe, Bermuda Crossroads, Gainsborough Square, Harper Hill Commons, Indian Lakes Crossing, Renaissance Square, and Stone House Square) as well as Oakland Marketplace, Socastee Commons, and Courthouse 7-Eleven, each of which were disposed in 2021.

Same store rental revenues and NOI for the year ended December 31, 2022 increased compared to the year ended December 31, 2021 primarily as a result of increased occupancy in the same store portfolio.

Multifamily Segment Data

Multifamily rental revenues, property expenses, and NOI for the years ended December 31, 2022, 2021, and 2020 were as follows ($ in thousands):

	Years Ended December 31,		
	2022	2021	2020
Rental revenues	$ 58,914	$ 66,205	$ 49,962
Property expenses	23,822	28,894	22,373
NOI	$ 35,092	$ 37,311	$ 27,589
Apartment units/beds	2,254	2,959	3,527
Occupancy	96.1 %	97.4 %	92.5 %

Rental revenues for the year ended December 31, 2022 decreased $7.3 million, or 11.0%, compared to the year ended December 31, 2021. NOI decreased $2.2 million, or 5.9%, compared to the year ended December 31, 2021. The decreases in rental revenues and NOI resulted primarily from the dispositions of The Residences at Annapolis Junction, John Hopkins Village, Hoffler Place, and Summit Place. The decreases were partially offset by the acquisition of 1305 Dock Street and commencement of operations at Gainesville Apartments and Chronicle Mill.

Multifamily Same Store Results

Multifamily same store rental revenues, property expenses, and NOI for the comparative years ended December 31, 2022 and 2021 and December 31, 2021 and 2020 were as follows (in thousands):

	Years Ended December 31,			Years Ended December 31,		
	2022 [1]	2021 [1]	Change	2021 [2]	2020 [2]	Change
Rental revenues	$ 44,098	$ 41,008	$ 3,090	$ 28,727	$ 26,834	$ 1,893
Property expenses	16,858	16,226	632	11,188	11,021	167
Same Store NOI	$ 27,240	$ 24,782	$ 2,458	$ 17,539	$ 15,813	$ 1,726
Non-Same Store NOI	7,852	12,529	(4,677)	19,772	11,776	7,996
Segment NOI	$ 35,092	$ 37,311	$ (2,219)	$ 37,311	$ 27,589	$ 9,722

_____

(1) Same store excludes 1305 Dock Street, Chronicle Mill, and Gainesville Apartments as well as properties that were disposed in 2022.

(2) Same store excludes The Residences at Annapolis Junction, Edison Apartments, Hoffler Place, Summit Place, Johns Hopkins Village, and The Cosmopolitan.

Same store rental revenues and NOI for the year ended December 31, 2022 increased compared to the year ended December 31, 2021 primarily as a result of increased rental rates across multiple properties.

General Contracting and Real Estate Services Segment Data

General contracting and real estate services revenues, expenses, and gross profit for the years ended December 31, 2022, 2021, and 2020 were as follows ($ in thousands):

	Years Ended December 31,		
	2022	2021	2020
Segment revenues	$ 234,859	$ 91,936	$ 217,146
Gross profit	$ 7,701	$ 3,836	$ 7,674
Operating margin	3.3 %	4.2 %	3.5 %
Construction backlog	$ 665,565	$ 215,519	$ 71,258

Segment revenues for the year ended December 31, 2022 increased $142.9 million compared to the year ended December 31, 2021. Gross profit for the year ended December 31, 2022 increased $3.9 million compared to the year ended December 31, 2021. The increase in segment revenues and gross profit resulted primarily from the execution and commencement of new projects in 2022 including the Harbor Point development with Beatty Development Group, as well as four new projects with Dominion Realty Partners, a southeast multifamily developer.

The changes in construction backlog for each of the years ended December 31, 2022, 2021, and 2020 were as follows (in thousands):

	Years Ended December 31,		
	2022	2021	2020
Beginning backlog	$ 215,519	$ 71,258	$ 242,622
New contracts/change orders	685,753	236,077	45,882
Work performed	(235,707)	(91,816)	(217,246)
Ending backlog	$ 665,565	$ 215,519	$ 71,258

During the year ended December 31, 2022, we executed new contracts with Beatty Development Group related to the Harbor Point development in Baltimore totaling $423.8 million in addition to $246.9 million of new contracts with Dominion Realty Partners. Ending backlog as of December 31, 2022 included $353.7 million in contracts with Beatty Development Group and $292.9 million in contracts with Dominion Realty Partners.

During the year ended December 31, 2021, we executed $181.6 million of new contracts with Dominion Realty Partners and $16.1 million in contracts with Beatty Development Group. Ending backlog as of December 31, 2021 included $15.2 million in contracts with Beatty Development Group and $173.3 million in contracts with Dominion Realty Partners.

Consolidated Results of Operations

The following table summarizes our results of operations for the years ended December 31, 2022, 2021, and 2020 (in thousands):

	Years Ended December 31,			2022	2021
	2022	2021	2020	Change	Change
Revenues					
Rental revenues	$ 219,294	$ 192,140	$ 166,488	$ 27,154	$ 25,652
General contracting and real estate services revenues	234,859	91,936	217,146	142,923	(125,210)
Total revenues	454,153	284,076	383,634	170,077	(99,558)
Expenses					
Rental expenses	50,742	46,494	38,960	4,248	7,534
Real estate taxes	22,057	21,852	18,136	205	3,716
General contracting and real estate services expenses	227,158	88,100	209,472	139,058	(121,372)
Depreciation and amortization	72,974	68,853	59,972	4,121	8,881
Amortization of right-of-use assets - finance leases	1,110	1,022	586	88	436
General and administrative expenses	15,691	14,610	12,905	1,081	1,705
Acquisition, development and other pursuit costs	37	112	584	(75)	(472)
Impairment charges	416	21,378	666	(20,962)	20,712
Total expenses	390,185	262,421	341,281	127,764	(78,860)
Gain on real estate dispositions	53,466	19,040	6,388	34,426	12,652
Operating income	117,434	40,695	48,741	76,739	(8,046)
Interest income	16,978	18,457	19,841	(1,479)	(1,384)
Interest expense	(39,680)	(33,905)	(31,035)	(5,775)	(2,870)
Loss on extinguishment of debt	(3,374)	(3,810)	—	436	(3,810)
Change in fair value of derivatives and other	8,698	2,182	(1,130)	6,516	3,312
Unrealized credit loss release (provision)	(626)	792	(256)	(1,418)	1,048
Other income (expense), net	378	302	515	76	(213)
Income before taxes	99,808	24,713	36,676	75,095	(11,963)
Income tax benefit	145	742	283	(597)	459
Net income	99,953	25,455	36,959	74,498	(11,504)
Net (income) loss attributable to noncontrolling interests in investment entities	(5,948)	5	230	(5,953)	(225)
Preferred stock dividends	(11,548)	(11,548)	(7,349)	—	(4,199)
Net income attributable to common stockholders and OP Unitholders	$ 82,457	$ 13,912	$ 29,840	$ 68,545	$ (15,928)

Rental revenues. Rental revenues by segment for the years ended December 31, 2022, 2021, and 2020 were as follows (in thousands):

	Years Ended December 31,			2022	2021
	2022	2021	2020	Change	Change
Office	$ 74,036	$ 47,363	$ 43,494	$ 26,673	$ 3,869
Retail	86,344	78,572	73,032	7,772	5,540
Multifamily	58,914	66,205	49,962	(7,291)	16,243
	$ 219,294	$ 192,140	$ 166,488	$ 27,154	$ 25,652

Rental revenues increased $27.2 million during the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase in office rental revenues resulted primarily from the acquisition of the Constellation Energy Building and increased occupancy at Wills Wharf, Thames Street Wharf, and Armada Hoffler Tower. The increase in retail rental revenues resulted primarily from the acquisitions of Greenbrier Square, Overlook Village, Delray Beach Plaza and Pembroke Square, as well as increased occupancy across the retail portfolio. The decrease in multifamily rental revenues resulted primarily from the dispositions of John Hopkins Village, The Residences at Annapolis Junction, Summit Place and Hoffler Place. The decrease was partially offset by the acquisition of 1305 Dock Street and the commencement of operations at Gainesville Apartments and Chronicle Mill, as well as increased rental rates across the portfolio.

General contracting and real estate services revenues. General contracting and real estate services revenues increased $142.9 million during the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase resulted primarily from the commencement of new projects in 2022, including Harbor Point Parcels 3 and 4 with Beatty Development Group as well as four new projects with Dominion Realty Partners.

Rental expenses. Rental expenses by segment for each of the three years ended December 31, 2022 were as follows (in thousands):

| | Years Ended December 31, | | | 2022 | 2021 |
	2022	2021	2020	Change	Change
Office	$ 18,710	$ 12,412	$ 10,799	$ 6,298	$ 1,613
Retail	13,769	12,512	11,029	1,257	1,483
Multifamily	18,263	21,570	17,132	(3,307)	4,438
	$ 50,742	$ 46,494	$ 38,960	$ 4,248	$ 7,534

Rental expenses increased $4.2 million during the year ended December 31, 2022 compared to the year ended December 31, 2021. Office rental expenses increased primarily as a result of the acquisition of the Constellation Office and increased occupancy at Wills Wharf. Retail rental expenses increased primarily as a result of the acquisitions of Greenbrier Square, Overlook Village, and Delray Beach Plaza. Multifamily rental expenses decreased primarily as a result of the dispositions of John Hopkins Village, Summit Place, Hoffler Place, and The Residences at Annapolis Junction, partially offset by the acquisition of 1305 Dock Street and the commencement of operations at Gainesville Apartments and Chronicle Mill.

Real estate taxes. Real estate taxes by segment for the years ended December 31, 2022, 2021, and 2020 were as follows (in thousands):

| | Years Ended December 31, | | | 2022 | 2021 |
	2022	2021	2020	Change	Change
Office	$ 7,625	$ 6,112	$ 5,111	$ 1,513	$ 1,001
Retail	8,873	8,416	7,784	457	632
Multifamily	5,559	7,324	5,241	(1,765)	2,083
	$ 22,057	$ 21,852	$ 18,136	$ 205	$ 3,716

Real estate taxes increased $0.2 million during the year ended December 31, 2022 compared to the year ended December 31, 2021. Office real estate taxes increased primarily as a result of the acquisition of the Constellation Office. Retail real estate taxes increased primarily as a result of the acquisitions of Greenbrier Square and Delray Beach Plaza, in addition to an increased assessment at Wendover Village. Multifamily real estate taxes decreased primarily as a result of the dispositions of John Hopkins Village, The Residences at Annapolis Junction, Summit Place and Hoffler Place, partially offset by the acquisition of 1305 Dock Street and the commencement of operations at Gainesville Apartments.

General contracting and real estate services expenses for the year ended December 31, 2022 increased $139.1 million compared to the year ended December 31, 2021. The increase resulted primarily from the commencement of new projects in 2022 including Harbor Point Parcels 3 and 4 with Beatty Development Group as well as four new projects with Dominion Realty Partners.

Depreciation and amortization for the year ended December 31, 2022 increased $4.1 million compared to the year ended December 31, 2021. The increase was attributable to property acquisitions and development deliveries. The increase was partially offset by dispositions in 2022.

Amortization of right-of-use assets - finance leases for the years ended December 31, 2022 and 2021 were materially consistent.

General and administrative expenses for the year ended December 31, 2022 increased $1.1 million compared to the year ended December 31, 2021. The increase resulted primarily from higher compensation costs due to increased investment in human capital and legal fees associated with 2022 transactions.

Acquisition, development and other pursuit costs for the years ended December 31, 2022 and 2021 was materially consistent.

Impairment charges during the year ended December 31, 2022 totaled $0.4 million and primarily related to impairment charges recognized on acquired lease intangibles of certain properties.

Gain on real estate dispositions for the year ended December 31, 2022 totaled $53.5 million and related primarily to the disposition of The Residences at Annapolis Junction, the AutoZone and Valvoline outparcels at Sandbridge Commons, and the Home Depot and Costco parcels at North Pointe. During the year ended December 31, 2021, we recognized gains on real estate dispositions of $19.0 million, related to the dispositions of Hanbury 7-Eleven, Oakland Marketplace, Courthouse 7-Eleven, and Johns Hopkins Village.

Interest income for the year ended December 31, 2022 decreased $1.5 million compared to the year ended December 31, 2021, as a result of lower loan balances from principal repayments on the Interlock Commercial loan, partially offset by the prepayment premium received from the repayment of the Nexton Multifamily loan and funding of the City Park 2 and Solis Gainesville II loans. As of December 31, 2022 and 2021, our outstanding mezzanine loan balances were $112.3 million and $118.9 million, respectively.

Interest expense for the year ended December 31, 2022 increased $5.8 million compared to the year ended December 31, 2021 primarily due to loans obtained and assumed in connection with acquisitions and increased amortization of interest rate cap premiums.

Loss on extinguishment of debt decreased $0.4 million compared to the year ended December 31, 2021 primarily due to less loss recognized on the loan payoffs and refinances in 2022, compared to the loss recognized in 2021 in conjunction with the disposition of John Hopkins Village and the termination of the related interest rate swap.

Change in fair value of derivatives and other for the year ended December 31, 2022 was a gain of $8.7 million, which arose from increases in forward LIBOR, SOFR and BSBY. During the year ended December 31, 2021, we recognized gain on changes in fair value of interest rate derivatives of $2.2 million due to significant increases in forward LIBOR during 2021.

Unrealized credit loss provision for the year ended December 31, 2022 relates to the reserves recorded for the City Park 2 and Solis Gainesville II investments, offset by a release in the allowance for the Nexton Multifamily preferred equity investment.

Other income (expense), net for the years ended December 31, 2022 and 2021 was materially consistent.

The income tax benefit recognized during the years ended December 31, 2022 and 2021 is attributable to the taxable profits and losses of our development and construction businesses that we operate through our TRS.

Liquidity and Capital Resources

Overview

We believe our primary short-term liquidity requirements consist of general contractor expenses, operating expenses, and other expenditures associated with our properties, including tenant improvements, leasing commissions and leasing incentives, dividend payments to our stockholders required to maintain our REIT qualification, debt service, capital expenditures, new real estate development projects, mezzanine loan funding requirements, and strategic acquisitions. We expect to meet our short-term liquidity requirements through net cash provided by operations, reserves established from existing cash, borrowings under construction loans to fund new real estate development and construction, borrowings available under our credit facility, and net proceeds from the sale of common stock through our at-the-market continuous equity offering program (the "ATM Program"), which is discussed below.

Our long-term liquidity needs consist primarily of funds necessary for the repayment of debt at or prior to maturity, general contracting expenses, property development and acquisitions, tenant improvements, and capital improvements. We expect to meet our long-term liquidity requirements with net cash from operations, long-term secured and unsecured indebtedness, and the issuance of equity and debt securities. We also may fund property development and acquisitions and capital improvements using our credit facility pending long-term financing.

As of December 31, 2022, we had unrestricted cash and cash equivalents of $48.1 million available for both current liquidity needs as well as development activities. As of December 31, 2022, we also had restricted cash in escrow of $3.7 million, some of which is available for capital expenditures at our operating properties. As of December 31, 2022, we had $233.5 million available under our credit facility to meet our short-term liquidity requirements and $81.1 million available under construction loans to fund development activities.

ATM Program

On March 10, 2020, we commenced the ATM Program through which we may, from time to time, issue and sell shares of our common stock and shares of our Series A Preferred Stock having an aggregate offering price of up to $300.0 million, to or through our sales agents and, with respect to shares of our common stock, may enter into separate forward sales agreements to or through the forward purchaser.

During the year ended December 31, 2022, we issued and sold 475,074 shares of common stock at a weighted average price of $15.21 per share under the ATM Program, receiving net proceeds, after offering costs and commissions, of $7.1 million. During the year ended December 31, 2022, we did not issue any shares of Series A Preferred Stock under the ATM Program.

As of December 31, 2022, we had $205.0 million in availability under the ATM Program.

Common Stock Issuance

On January 11, 2022, we completed an underwritten public offering of 4,025,000 shares of common stock, which were purchased from us at a purchase price of $14.45 per share of common stock, which resulted in net proceeds after offering costs of $58.0 million.

Amended Credit Facility

On August 23, 2022, we entered into an amended and restated credit agreement (the "Credit Agreement"), which provides for a $550.0 million credit facility comprised of a $250.0 million senior unsecured revolving credit facility (the "revolving credit facility") and a $300.0 million senior unsecured term loan facility (the "term loan facility" and, together with the revolving credit facility, the "amended credit facility"), with a syndicate of banks. The amended credit facility replaces the prior $150.0 million revolving credit facility, which was scheduled to mature on January 24, 2024, and the prior $205.0 million term loan facility, which was scheduled to mature on January 24, 2025. The additional borrowings under the term loan facility were used to pay off the loans secured by 1405 Point, Brooks Crossing Office, and One City Center. Subject to available borrowing capacity, we intend to use future borrowings under the amended credit facility for general corporate purposes, including funding acquisitions, mezzanine lending, and development and redevelopment of properties in our portfolio, and for working capital.

The amended credit facility includes an accordion feature that allows the total commitments to be increased to $1.0 billion, subject to certain conditions, including obtaining commitments from any one or more lenders. The revolving credit facility has a scheduled maturity date of January 22, 2027, with two six-month extension options, subject to certain conditions, including payment of a 0.075% extension fee at each extension. The term loan facility has a scheduled maturity date of January 21, 2028.

The revolving credit facility bears interest at SOFR plus a margin ranging from 1.30% to 1.85%, and the term loan facility bears interest at SOFR plus a margin ranging from 1.25% to 1.80%, in each case depending on our total leverage. These interest rates approximate the terms of the previous credit facility despite market pressures at the time the Credit Agreement was executed. We also are obligated to pay an unused commitment fee of 15 or 25 basis points on the unused portions of the commitments under the revolving credit facility, depending on the amount of borrowings under the revolving credit facility. If the Company or the Operating Partnership attains investment grade credit ratings from both S&P Global Ratings and Moody's Investors Service, Inc., we may elect to have borrowings become subject to interest rates based on such credit ratings. We may, at any time, voluntarily prepay any loan under the amended credit facility in whole or in part without premium or penalty. Our unencumbered borrowing pool will support revolving borrowings of up to $250.0 million as of December 31, 2022.

The Operating Partnership is the borrower under the amended credit facility, and its obligations under the amended credit facility are guaranteed by us and certain of our subsidiaries that are not otherwise prohibited from providing such guaranty.

The Credit Agreement contains customary representations and warranties and financial and other affirmative and negative covenants. Our ability to borrow under the amended credit facility is subject to our ongoing compliance with a number of financial covenants, affirmative covenants and other restrictions, including the following:

- Total leverage ratio of not more than 60% (or 65% for the two consecutive quarters following any acquisition with a purchase price of at least $100.0 million, but only up to two times during the term of the amended credit facility);
- Ratio of adjusted EBITDA (as defined in the Credit Agreement) to fixed charges of not less than 1.50 to 1.0;
- Tangible net worth of not less than the sum of (i) $825.2 million and (ii) an amount equal to 75% of the net equity proceeds received by us after June 30, 2022;
- Ratio of secured indebtedness (excluding the amended credit facility if it becomes secured indebtedness) to total asset value of not more than 40%;
- Ratio of secured recourse debt (excluding the amended credit facility if it becomes secured indebtedness) to total asset value of not more than 20%;
- Total unsecured leverage ratio of not more than 60% (or 65% for the two consecutive quarters following any acquisition with a purchase price of at least $100.0 million, but only up to two times during the term of the credit facility);
- Unencumbered interest coverage ratio (as defined in the Credit Agreement) of not less than 1.75 to 1.0;
- Maintenance of a minimum of at least 15 unencumbered properties (as defined in the Credit Agreement) with an unencumbered asset value (as defined in the Credit Agreement) of not less than $500.0 million at any time; and
- Minimum occupancy rate (as defined in the Credit Agreement) for all unencumbered properties of not less than 80% at any time.

The Credit Agreement limits our ability to pay cash dividends if a default has occurred and is continuing or would result therefrom. However, if certain defaults or events of default exist, we may pay cash dividends to the extent necessary to (i) maintain our status as a REIT and (ii) avoid federal or state income excise taxes. The Credit Agreement also restricts the amount of capital that we can invest in specific categories of assets, such as unimproved land holdings, development properties, notes receivable, mortgages, mezzanine loans and unconsolidated affiliates, and restricts our ability to repurchase stock and units of limited partnership interest in the Operating Partnership during the term of the amended credit facility.

We may, at any time, voluntarily prepay any loan under the amended credit facility in whole or in part without significant premium or penalty, except for those portions subject to an interest rate swap agreement.

The Credit Agreement includes customary events of default, in certain cases subject to customary periods to cure. The occurrence of an event of default, following the applicable cure period, would permit the lenders to, among other things, declare the unpaid principal, accrued and unpaid interest and all other amounts payable under the amended credit facility to be immediately due and payable.

We are currently in compliance with all covenants under the Credit Agreement.

M&T Term Loan Facility

On December 6, 2022, we entered into a term loan agreement (the "M&T term loan agreement") with Manufacturers and Traders Trust Company, which provides a $100.0 million senior unsecured term loan facility (the "M&T term loan facility"), with the option to increase the total capacity to $200.0 million, subject to our satisfaction of certain conditions. The proceeds from the M&T term loan facility were used to repay the loans secured by the Wills Wharf, 249 Central Park Retail, Fountain Plaza Retail, and South Retail properties. The M&T term loan facility has a scheduled maturity date of March 8, 2027, with a one-year extension option, subject to our satisfaction of certain conditions, including payment of a 0.075% extension fee.

The M&T term loan facility bears interest at a rate elected by us based on term SOFR, Daily Simple SOFR, or the Base Rate (as defined below), and in each case plus a margin. The margin under each interest rate election depends on our total leverage. The "Base Rate" is equal to the highest of: (a) the rate of interest in effect for such day as publicly announced from time to time by M&T Bank as its "prime rate" for such day, (b) the Federal Funds Rate for such day, plus 0.50%, (c) one month term SOFR for such day plus 100 basis points and (d) 1.00%. For the year ended December 31, 2022, we have elected for the loan to bear interest at term SOFR plus margin. If we attain investment grade credit ratings from both S&P Global Ratings and

Moody's Investor Service, Inc., we may elect to have borrowings become subject to interest rates based on such credit ratings.

The Operating Partnership is the borrower under the M&T term loan facility, and its obligations under the M&T term loan facility are guaranteed by us and certain of its subsidiaries that are not otherwise prohibited from providing such guaranty.

The M&T term loan agreement contains customary representations and warranties and financial and other affirmative and negative covenants. Our ability to borrow under the M&T term loan facility is subject to ongoing compliance with a number of financial covenants, affirmative covenants, and other restrictions, including the following:

- Total leverage ratio of not more than 60% (or 65% for the two consecutive quarters following any acquisition with a purchase price of at least $100.0 million, but only up to two times during the term of the M&T term loan facility);
- Ratio of adjusted EBITDA (as defined in the M&T term loan agreement) to fixed charges of not less than 1.50 to 1.0;
- Tangible net worth of not less than the sum of (i) $825.2 million and (ii) an amount equal to 75% of the net equity proceeds received by us after June 30, 2022;
- Ratio of secured indebtedness (excluding the M&T term loan facility if it becomes secured indebtedness) to total asset value of not more than 40%;
- Ratio of secured recourse debt (excluding the M&T term loan facility if it becomes secured indebtedness) to total asset value of not more than 20%;
- Total unsecured leverage ratio of not more than 60% (or 65% for the two consecutive quarters following any acquisition with a purchase price of at least $100.0 million, but only up to two times during the term of the M&T term loan facility);
- Unencumbered interest coverage ratio (as defined in the M&T term loan agreement) of not less than 1.75 to 1.0;
- Maintenance of a minimum of at least 15 unencumbered properties (as defined in the M&T term loan agreement) with an unencumbered asset value (as defined in the M&T term loan agreement) of not less than $500.0 million at any time; and
- Minimum occupancy rate (as defined in the M&T term loan agreement) for all unencumbered properties of not less than 80% at any time.

The M&T term loan agreement limits our ability to pay cash dividends if a default has occurred and is continuing or would result therefrom. However, if certain defaults or events of default exist, we may pay cash dividends to the extent necessary to (i) maintain our status as a REIT and (ii) avoid federal or state income excise taxes. The M&T term loan agreement also restricts the amount of capital that we can invest in specific categories of assets, such as unimproved land holdings, development properties, notes receivable, mortgages, mezzanine loans and unconsolidated affiliates, and restricts our ability to repurchase stock and units of limited partnership interest in the Operating Partnership during the term of the M&T term loan facility.

We may, at any time, voluntarily prepay the M&T term loan facility in whole or in part without premium or penalty, provided certain conditions are met.

The term loan agreement includes customary events of default, in certain cases subject to customary cure periods. The occurrence of an event of default, if not cured within the applicable cure period, would permit the lenders to, among other things, declare the unpaid principal, accrued and unpaid interest, and all other amounts payable under the M&T term loan facility to be immediately due and payable.

We are currently in compliance with all covenants under the M&T term loan agreement.

Consolidated Indebtedness

The following table sets forth our consolidated indebtedness as of December 31, 2022 ($ in thousands):

Secured Debt	Amount Outstanding	Interest Rate [a]	Effective Rate for Variable-Rate Debt	Maturity Date	Balance at Maturity
Chronicle Mill	$ 27,630	LIBOR+ 3.00%	5.39 %	May 5, 2024	$ 27,630
Red Mill Central	2,013	4.80%		June 17, 2024	1,765
Premier Apartments[b]	16,269	LIBOR+ 1.55%	5.94 %	October 31, 2024	15,830
Premier Retail[b]	8,013	LIBOR+ 1.55%	5.94 %	October 31, 2024	7,797
Red Mill South	5,191	3.57%		May 1, 2025	4,383
Market at Mill Creek	12,494	LIBOR+ 1.55%	5.94 %	July 12, 2025	10,876
Gainesville Apartments	30,000	SOFR+ 1.50%	5.86 %	December 20, 2025	30,000
Encore Apartments[c]	23,980	2.93%		February 10, 2026	22,211
4525 Main Street[c]	30,785	2.93%		February 10, 2026	28,515
Southern Post[d]	—	SOFR+ 2.25%	4.61 %	August 25, 2026	—
Thames Street Wharf	69,327	BSBY+ 1.30%	2.35 % [e]	September 30, 2026	60,839
Constellation Energy Building	175,000	BSBY+ 1.50%	3.86 %	November 1, 2026	175,000
Southgate Square	26,195	LIBOR+ 1.90%	6.29 %	December 21, 2026	22,811
Nexton Square	22,195	SOFR+ 1.95%	6.31 %	June 30, 2027	19,487
Liberty Apartments	20,926	SOFR+ 1.50%	5.86 %	September 27, 2027	19,243
Greenbrier Square	19,940	3.74%		October 10, 2027	18,049
Lexington Square	13,892	4.50%		September 1, 2028	12,044
Red Mill North	4,079	4.73%		December 31, 2028	3,295
Greenside Apartments	31,862	3.17%		December 15, 2029	26,095
Smith's Landing	15,535	4.05%		June 1, 2035	384
Edison Apartments	15,563	5.30%		December 1, 2044	100
The Cosmopolitan	41,243	3.35%		July 1, 2051	187
Total secured debt	**$ 612,132**				**$ 506,541**
Unsecured Debt					
Senior unsecured revolving credit facility	$ 61,000	SOFR+ 1.30%-1.85%	5.76 %	January 22, 2027	$ 61,000
M&T unsecured term loan	100,000	SOFR+ 1.25%-1.80%	4.80 % [e]	March 8, 2027	100,000
Senior unsecured term loan	31,658	SOFR+ 1.25%-1.80%	5.66 %	January 21, 2028	31,658
Senior unsecured term loan	268,342	SOFR+ 1.25%-1.80%	1.80%-4.73% [e]	January 21, 2028	268,342
Total unsecured debt	**461,000**				**461,000**
Total principal balances	**1,073,132**				**$ 967,541**
Other note payable[f]	6,131				
Unamortized GAAP adjustments	(11,002)				
Indebtedness, net	**$ 1,068,261**				

_____

(a) LIBOR, SOFR, and BSBY rates are determined by individual lenders.
(b) Cross collateralized.
(c) Cross collateralized.
(d) No funding on the construction loan as of December 31, 2022.
(e) Includes debt subject to interest rate swap agreements.
(f) Represents the fair value of additional ground lease payments at 1405 Point over the approximately 40-year remaining lease term.

Certain loans require us to comply with various financial and other covenants, including the maintenance of minimum debt coverage ratios. As of December 31, 2022, we were in compliance with all loan covenants.

As of December 31, 2022, our scheduled principal repayments and maturities during each of the next five years and thereafter were as follows ($ in thousands):

Year [(1)]	Amount Due	Percentage of Total
2023	$ 9,770	1 %
2024	63,398	6 %
2025	55,995	5 %
2026	317,526	30 %
2027	222,575	20 %
Thereafter	403,868	38 %
Total	**$ 1,073,132**	**100 %**

(1) Does not reflect the exercise of any maturity extension options.

Interest Rate Derivatives

As of December 31, 2022, we were party to the following LIBOR, SOFR, and BSBY interest rate cap agreements ($ in thousands):

Effective Date	Maturity Date	Strike Rate	Notional Amount
2/2/2021	2/1/2023	0.50% (LIBOR)	$ 100,000
3/4/2021	4/1/2023	2.50% (LIBOR)	14,479
11/1/2020	11/1/2023	1.84% (SOFR)	84,375
7/1/2022	1/1/2024	1.00%-3.00% (SOFR) [(a)]	50,000
7/5/2022	1/1/2024	1.00%-3.00% (SOFR) [(a)]	35,100
1/11/2022	2/1/2024	4.00% (BSBY)	175,000
4/7/2022	2/1/2024	1.00%-3.00% (BSBY) [(a)]	175,000
7/6/2022	3/1/2024	1.00%-3.00% (SOFR) [(a)]	200,000
9/1/2022	9/1/2024	1.00%-3.00% (SOFR) [(a)]	73,562 [(b)]
Total			$ 907,516

(a) We purchased interest rate caps at 1.00% and sold interest rate caps at 3.00%, resulting in interest rate cap corridors of 1.00% and 3.00%. The intended goal of these corridors is to provide a level of protection from the effect of rising interest rates and reduce the all-in cost of the derivative instrument.

(b) The notional amount represents the maximum notional amount that will eventually be in effect. The notional amount is scheduled to increase over the term of the corridor in accordance with projected borrowings on the associated loan.

As of December 31, 2022, the Company held the following floating-to-fixed interest rate swaps ($ in thousands):

Related Debt	Notional Amount	Index	Swap Fixed Rate	Debt effective rate	Effective Date	Expiration Date
Senior unsecured term loan	$ 50,000	1-month LIBOR	2.78 %	4.08 %	5/1/2018	5/1/2023
Senior unsecured term loan	32,842	1-month LIBOR	2.25 %	3.55 %	4/1/2019	8/10/2023
Senior unsecured term loan	10,500	1-month LIBOR	3.02 %	4.32 %	10/12/2018	10/12/2023
Senior unsecured term loan	25,000	1-month LIBOR	0.50 %	1.80 %	4/1/2020	4/1/2024
Senior unsecured term loan	25,000	1-month LIBOR	0.50 %	1.80 %	4/1/2020	4/1/2024
Senior unsecured term loan	25,000	1-month LIBOR	0.55 %	1.85 %	4/1/2020	4/1/2024
Thames Street Wharf	69,328	1-month BSBY	1.05 %	2.35 %	9/30/2021	9/30/2026
M&T unsecured term loan	100,000	1-month SOFR	3.50 %	4.80 %	12/6/2022	12/6/2027
Senior unsecured term loan	100,000	1-month SOFR	3.43 %	4.73 %	12/13/2022	1/21/2028
Total	$ 437,670					

Contractual Obligations

The following table summarizes the future payments for known contractual obligations as of December 31, 2022 (in thousands):

		Payments due by period			
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Principal payments and maturities of long-term indebtedness	$ 1,073,132	$ 9,770	$ 119,393	$ 540,101	$ 403,868
Ground and other operating leases	211,942	4,156	8,467	8,531	190,788
Interest payments on long-term debt—fixed interest	109,100	19,778	36,588	24,868	27,866
Interest payments on long-term debt—variable interest[1][2]	85,199	28,384	39,138	17,480	197
Tenant-related and other commitments	21,533	17,115	4,418	—	—
Total [3] [4]	$ 1,500,906	$ 79,203	$ 208,004	$ 590,980	$ 622,719

_____

(1) For long-term debt that bears interest at variable rates, we estimated future interest payments using forward curves of the respective indexed rates as of December 31, 2022. As of December 31, 2022, LIBOR, SOFR, and BSBY were 439, 436, and 436 basis points, respectively.

(2) Assumes the $61.0 million revolving credit facility balance outstanding as of December 31, 2022 remains constant through maturity of the facility. Amounts also include unused credit facility fees assuming the balance outstanding as of December 31, 2022 remains constant through maturity of our revolving credit facility.

(3) Contractual obligations above do not include funding obligations to non-wholly owned development projects as well as unfunded mezzanine loan and preferred equity investment commitments due to the uncertainty of the timing and amounts of certain of these obligations. Refer to "Item 1. Business" for information about our development projects, mezzanine loans and preferred equity investments.

(4) Contractual Obligations above exclude increased ground lease payments at 1405 Point which is classified as a note payable in the consolidated balance sheets.

Off-Balance Sheet Arrangements

In connection with our mezzanine lending activities, we have guaranteed payment of portions of certain senior loans of third parties associated with the development projects. The following table summarizes the guarantees made by us as of December 31, 2022 (in thousands):

Development project	Payment guarantee amount	Guarantee liability
Interlock Commercial	$ 37,450	$ 701
Harbor Point Parcel 4 [a]	32,910	198
Total	$ 70,360	$ 899

_____

(a) As of December 31, 2022, no amounts have been funded on this senior loan.

In connection with our Harbor Point Parcel 3 unconsolidated joint venture, we will be responsible for providing a completion guarantee to the lender for this project when a construction loan is obtained.

Unfunded Loan Commitments

We may be a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of our borrowers. These commitments are not reflected on the consolidated balance sheet. As of December 31, 2022, our off-balance sheet arrangements consisted of $18.2 million of unfunded commitments of our notes receivable. We have recorded a $0.3 million credit loss reserve in conjunction with the total unfunded commitments. Such commitments are subject to our borrowers' satisfaction of certain financial and nonfinancial covenants and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The commitments may or may not be funded depending on a variety of circumstances including timing, credit metric hurdles, and other nonfinancial events occurring.

Cash Flows

		Years Ended December 31,					
		2022		**2021**		**Change**	
		($ in thousands)					
Operating Activities	$	116,858	$	91,184	$	25,674	
Investing Activities		(33,242)		(57,629)		24,387	
Financing Activities		(72,194)		(43,542)		(28,652)	
Net Increase/(decrease)	$	11,422	$	(9,987)	$	21,409	
Cash, Cash Equivalents, and Restricted Cash, Beginning of Period	$	40,443	$	50,430			
Cash, Cash Equivalents, and Restricted Cash, End of Period	$	51,865	$	40,443			

		Years Ended December 31,					
		2021		**2020**		**Change**	
		($ in thousands)					
Operating Activities	$	91,184	$	91,179	$	5	
Investing Activities		(57,629)		(26,227)		(31,402)	
Financing Activities		(43,542)		(58,101)		14,559	
Net Increase	$	(9,987)	$	6,851	$	(16,838)	
Cash, Cash Equivalents, and Restricted Cash, Beginning of Period	$	50,430	$	43,579			
Cash, Cash Equivalents, and Restricted Cash, End of Period	$	40,443	$	50,430			

Net cash provided by operating activities for the year ended December 31, 2022 increased by $25.7 million compared to the year ended December 31, 2021 primarily as a result of increased net operating income from the property portfolio and an increase in gross profit from general contracting and real estate services, slightly offset by timing differences in operating assets and liabilities.

Net cash used for investing activities for the year ended December 31, 2022 decreased by $24.4 million compared to the year ended December 31, 2021 primarily due to the sale of The Residences at Annapolis Junction, which was partially offset by acquisition activity.

Net cash used for financing activities during the year ended December 31, 2022 increased by $28.7 million compared to the year ended December 31, 2021 primarily as a result of the increased debt repayments and increased dividend and distribution payments during the year.

Non-GAAP Financial Measures

FFO and Normalized FFO

We calculate FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts ("Nareit"). Nareit defines FFO as net income (loss) (calculated in accordance with GAAP), excluding depreciation and amortization related to real estate, gains or losses from the sales of certain real estate assets, gains or losses from change in control, and impairment write-downs of certain real estate assets and investments in entities when the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity.

FFO is a supplemental non-GAAP financial measure. Management uses FFO as a supplemental performance measure because it believes that FFO is beneficial to investors as a starting point in measuring our operational performance. Specifically, in excluding real estate related depreciation and amortization and gains and losses from property dispositions, which do not relate to or are not indicative of operating performance, FFO provides a performance measure that, when compared period-over-period, captures trends in occupancy rates, rental rates, and operating costs. Other equity REITs may not calculate FFO in accordance with the Nareit definition as we do, and, accordingly, our FFO may not be comparable to such other REITs' FFO.

However, because FFO excludes depreciation and amortization and captures neither the changes in the value of our properties that result from use or market conditions nor the level of capital expenditures and leasing commissions necessary to maintain the operating performance of our properties, all of which have real economic effects and could materially impact our results from operations, the utility of FFO as a measure of our performance is limited. In addition, other equity REITs may not calculate FFO in accordance with the Nareit definition as we do, and, accordingly, our calculation of FFO may not be comparable to such other REITs' calculation of FFO. Accordingly, FFO should be considered only as a supplement to net income as a measure of our performance. FFO should not be used as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or service indebtedness. Also, FFO should not be used as a supplement to or substitute for cash flow from operating activities computed in accordance with GAAP.

We also believe that the computation of FFO in accordance with Nareit's definition includes certain items that are not indicative of the results provided by our operating property portfolio and affect the comparability of our year-over-year performance. Accordingly, management believes that Normalized FFO is a more useful performance measure that excludes certain items, including but not limited to, debt extinguishment losses and prepayment penalties, impairment of intangible assets and liabilities, property acquisition, development and other pursuit costs, mark-to-market adjustments for interest rate derivatives not designated as cash flow hedges, certain costs for interest rate caps designated as cash flow hedges, provision for unrealized non-cash credit losses, amortization of right-of-use assets attributable to finance leases, severance related costs, and other non-comparable items. Other equity REITs may not calculate Normalized FFO in the same manner as we do, and, accordingly, our Normalized FFO may not be comparable to such other REITs' Normalized FFO.

The following table sets forth a reconciliation of FFO and Normalized FFO for each of the years ended December 31, 2022, 2021 and 2020 to net income, the most directly comparable GAAP measure:

		Years Ended December 31,				
		2022		2021		2020
		(in thousands, except per share and unit amounts)				
Net income attributable to common stockholders and OP Unitholders	$	82,457	$	13,912	$	29,840
Depreciation and amortization [1]		71,971		68,853		59,545
Gain on operating real estate dispositions [2]		(47,984)		(18,793)		(6,388)
Impairment of real estate assets		201		21,378		—
FFO attributable to common stockholders and OP Unitholders		106,645		85,350		82,997
Acquisition, development and other pursuit costs		37		112		584
Impairment of intangible assets and liabilities		215		—		666
Loss on extinguishment of debt		3,374		3,810		—
Unrealized credit loss (release) provision		626		(792)		256
Amortization of right-of-use assets - finance leases		1,110		1,022		586
Change in fair value of derivatives not designated as cash flow hedges and other		(8,698)		(2,182)		1,130
Amortization of interest rate cap premiums on designated cash flow hedges		3,849		235		—
Normalized FFO available to common stockholders and OP Unitholders	$	107,158	$	87,555	$	86,219
Net income attributable to common stockholders and OP Unitholders per diluted share and unit	$	0.93	$	0.17	$	0.38
FFO attributable to common stockholders and OP Unitholders per diluted share and unit	$	1.21	$	1.05	$	1.06
Normalized FFO attributable to common stockholders and OP Unitholders per diluted share and unit	$	1.22	$	1.08	$	1.10
Weighted-average common shares and units - diluted		88,192		81,445		78,309

---

(1) The adjustment for depreciation and amortization for the year ended December 31, 2020 excludes $0.4 million of depreciation attributable to the Company's joint venture partners.

(2) The adjustment for gain on real estate dispositions for the year ended December 31, 2022 excludes $5.4 million of the gain on the sale of The Residences at Annapolis Junction that was allocated to our joint venture partner. Additionally, the adjustment for gain on real estate dispositions for the year ended December 31, 2021 excludes the gain on sale of easement rights on a non-operating parcel and the loss on sale of a non-operating parcel.

Inflation

Substantially all of our office and retail leases provide for the recovery of increases in real estate taxes and operating expenses. In addition, substantially all of the leases provide for annual rent increases. We believe that inflationary increases may be offset in part by the contractual rent increases and expense escalations previously described. In addition, our multifamily leases generally have lease terms ranging from 7 to 15 months with a majority having 12-month lease terms allowing negotiation of rental rates at term end, which we believe reduces our exposure to the effects of inflation, although an extreme and sustained escalation in costs could have a negative impact on our residents and their ability to absorb rent increases.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk.

The primary market risk to which we are exposed is interest rate risk. Our primary interest rate exposure is LIBOR, SOFR and BSBY. We primarily use fixed interest rate financing to manage our exposure to fluctuations in interest rates. We also use derivative financial instruments to manage interest rate risk. We do not use these derivatives for trading or other speculative purposes.

As of December 31, 2022 and excluding unamortized GAAP adjustments, approximately $641.8 million, or 59.8%, of our debt had fixed interest rates or was subject to interest rate swaps and approximately $431.3 million, or 40.2%, had variable interest rates. Considering interest rate swaps and caps, 100.0% of our outstanding debt is either fixed rate or economically hedged. As of December 31, 2022, LIBOR was approximately 439 basis points, SOFR was approximately 436 basis points, and BSBY was approximately 436 basis points. Assuming no change in the level of our variable-rate debt or derivative instruments, if interest rates were to increase by 100 basis points, our cash flow would decrease by approximately $0.6 million per year. Assuming no change in the level of our variable-rate debt or derivative instruments, if interest rates were reduced by 100 basis points, our cash flow would increase by approximately $1.7 million per year.

Item 8.   Financial Statements and Supplementary Data.

Our consolidated financial statements and supplementary data are included as a separate section of this Annual Report on Form 10-K commencing on page F-1 and are incorporated herein by reference.

Item 9.   Changes and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A.   Controls and Procedures.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is processed, recorded, summarized, and reported within the time periods specified in the rules and regulations of the SEC and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

We have carried out an evaluation, under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of our disclosure controls and procedures as of December 31, 2022, the end of the period covered by this report. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer have concluded, as of December 31, 2022, that our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in reports filed or submitted under the Exchange Act (i) is processed, recorded, summarized, and reported within the time periods specified in the SEC's rules and forms and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that evaluation, the Company's management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Our internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included elsewhere herein.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B.   **Other Information.**

None

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.**

Not applicable.

PART III

Item 10. **Directors, Executive Officers and Corporate Governance.**

This information is incorporated by reference from the Company's Proxy Statement with respect to the 2023 Annual Meeting of Stockholders to be filed with the SEC no later than April 30, 2023.

Item 11. **Executive Compensation.**

This information is incorporated by reference from the Company's Proxy Statement with respect to the 2023 Annual Meeting of Stockholders to be filed with the SEC no later than April 30, 2023.

Item 12. **Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

This information is incorporated by reference from the Company's Proxy Statement with respect to the 2023 Annual Meeting of Stockholders to be filed with the SEC no later than April 30, 2023.

Item 13. **Certain Relationships and Related Transactions, and Director Independence.**

This information is incorporated by reference from the Company's Proxy Statement with respect to the 2023 Annual Meeting of Stockholders to be filed with the SEC no later than April 30, 2023.

Item 14. **Principal Accountant Fees and Services.**

This information is incorporated by reference from the Company's Proxy Statement with respect to the 2023 Annual Meeting of Stockholders to be filed with the SEC no later than April 30, 2023.

PART IV

Item 15.   **Exhibits and Financial Statement Schedules.**

The following is a list of documents filed as a part of this report:

   (1)   Financial Statements

Included herein at pages F-1 through F-50.

   (2)   Financial Statement Schedules

The following financial statement schedule is included herein at pages F-51 through F-53:

Schedule III—Consolidated Real Estate Investments and Accumulated Depreciation

All other schedules for which provision is made in Regulation S-X are either not required to be included herein under the related instructions, are inapplicable, or the related information is included in the footnotes to the applicable financial statements and, therefore, have been omitted.

   (3)   Exhibits

The exhibits required to be filed by Item 601 of Regulation S-K are listed in the Index to Exhibits of this report and incorporated by reference herein.

Item 16.   **Form 10-K Summary.**

None.

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Articles of Amendment and Restatement of Armada Hoffler Properties, Inc. (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-3, filed on June 2, 2014)
3.2	Amended and Restated Bylaws of Armada Hoffler Properties, Inc. (Incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K, filed on February 24, 2022)
3.3	Articles Supplementary Designating the Rights and Preferences of the 6.75% Series A Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on June 17, 2019)
3.4	Articles Supplementary relating to Section 3-802(c) of the Maryland General Corporation Law (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on February 24, 2020)
3.5	Articles Supplementary Designating Additional 6.75% Series A Cumulative Redeemable Perpetual Preferred Stock, dated March 6, 2020 (Incorporated by reference to Exhibit 4.10 to the Company's Form S-3, filed on March 9, 2020)
3.6	Articles Supplementary Designating Additional 6.75% Series A Cumulative Redeemable Perpetual Preferred Stock, dated July 2, 2020 (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on July 6, 2020)
3.7	Articles Supplementary Designating Additional 6.75% Series A Cumulative Redeemable Perpetual Preferred Stock, dated August 17, 2020 (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed on August 20, 2020)
4.1	Form of Certificate of Common Stock of Armada Hoffler Properties, Inc. (Incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-11/A, filed on May 2, 2013)
4.2	Description of Securities of Armada Hoffler Properties, Inc. (Incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K, filed on February 25, 2020)
10.1	Amended and Restated Agreement of Limited Partnership of Armada Hoffler, L.P. (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on November 12, 2013)
10.2†	Armada Hoffler Properties, Inc. Amended and Restated 2013 Equity Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-8, filed on June 15, 2017)
10.3†	Form of Restricted Stock Award Agreement for Executive officers (Incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K, filed on February 24, 2020)
10.4†	Indemnification Agreement between Armada Hoffler Properties, Inc. and each of the Directors and Officers listed on Schedule A thereto (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on August 5, 2022)
10.5†	Tax Protection Agreement by and among Armada Hoffler Properties, Inc. and the person listed on the signature page thereto (Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed on November 12, 2013)
10.6†	Armada Hoffler, L.P. Amended and Restated Executive Severance Benefit Plan with the participants listed on Schedule A thereto (Incorporated by reference to Exhibit 10.6 to the Company's Annual Report on Form 10-K, filed on February 25, 2020)
10.7	Form of Restricted Stock Award Agreement for Directors (Incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K, filed on February 24, 2020)
10.8	Amendment No. 1, dated as of March 19, 2014, to the First Amended and Restated Agreement of Limited Partnership of Armada Hoffler, L.P., dated as of May 13, 2013 (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on May 15, 2014)
10.9	Amendment No. 2, dated as of July 10, 2015, to the First Amended and Restated Agreement of Limited Partnership of Armada Hoffler, L.P., dated as of May 13, 2013 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on July 16, 2015)
10.10	Amendment No. 3 to the First Amended and Restated Agreement of Limited Partnership of Armada Hoffler, L.P., dated as of May 13, 2013 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on June 17, 2019)

Exhibit Number	Description
10.11	Amendment No. 4, dated as of March 6, 2020, to the First Amended and Restated Agreement of Limited Partnership of Armada Hoffler, L.P., dated as of May 13, 2013 (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed on November 6, 2020)
10.12	Amendment No. 5, dated as of July 2, 2020, to the First Amended and Restated Agreement of Limited Partnership of Armada Hoffler, L.P., dated as of May 13, 2013 (Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed on November 6, 2020)
10.13	Amendment No. 6, dated as of August 17, 2020, to the First Amended and Restated Agreement of Limited Partnership of Armada Hoffler, L.P., dated as of May 13, 2013 (Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed on November 6, 2020)
10.14†	Armada Hoffler Properties, Inc. Amended and Restated Short-Term Incentive Program (Incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K, filed on February 28, 2019)
10.15	Third Amended and Restated Credit Agreement, dated August 23, 2022, among Armada Hoffler, L.P., as Borrower, Armada Hoffler Properties, Inc., as Parent, Bank of America, N.A., as Administrative Agent, and the other agents and Lenders party thereto (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on October 6, 2022)
10.16	Second Amended and Restated Guaranty Agreement, dated October 3, 2019, among certain subsidiaries of Armada Hoffler, L.P. named therein for the benefit of the Administrative Agent and the Lenders named in the Second Amended and Restated Credit Agreement (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed on October 9, 2019)
10.17	Membership Interest Purchase Agreement, dated December 3, 2021, by and between AHP Acquisitions, LLC, as Purchaser, and Harbor Point Parcel 2 Acquisition LLC, as Seller. (Incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K, filed on February 24, 2022)
21.1*	List of Subsidiaries of Armada Hoffler Properties, Inc.
23.1*	Consent of Ernst & Young LLP, Independent Public Accounting Firm
31.1*	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2**	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101*	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2022, were formatted in Inline XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheet, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Statements of Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements. The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
104*	Cover page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL.
*	Filed herewith
**	Furnished herewith
†	Management contract or compensatory plan or arrangement

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2023

ARMADA HOFFLER PROPERTIES, INC.

By: /s/ Louis S. Haddad
_____
Louis S. Haddad
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Daniel A. Hoffler _____ Daniel A. Hoffler	Executive Chairman and Director	February 23, 2023
/s/ Louis S. Haddad _____ Louis S. Haddad	Vice Chairman, President, Chief Executive Officer and Director (principal executive officer)	February 23, 2023
/s/ Matthew T. Barnes-Smith _____ Matthew T. Barnes-Smith	Chief Financial Officer, Treasurer, and Corporate Secretary (principal financial officer and principal accounting officer)	February 23, 2023
/s/ George F. Allen _____ George F. Allen	Director	February 23, 2023
/s/ James A. Carroll _____ James A. Carroll	Director	February 23, 2023
/s/ James C. Cherry _____ James C. Cherry	Director	February 23, 2023
/s/ Eva S. Hardy _____ Eva S. Hardy	Director	February 23, 2023
/s/ Dennis H. Gartman _____ Dennis H. Gartman	Director	February 23, 2023
/s/ A. Russell Kirk _____ A. Russell Kirk	Director	February 23, 2023
/s/ John W. Snow _____ John W. Snow	Director	February 23, 2023

Armada Hoffler Properties, Inc.

Form 10-K
For the Fiscal Year Ended December 31, 2022

Item 8, Item 15(a)(1) and (2)

Index to Financial Statements and Schedule

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Armada Hoffler Properties, Inc.

Opinion on Internal Control over Financial Reporting

We have audited Armada Hoffler Properties, Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Armada Hoffler Properties, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2022 consolidated financial statements of the Company and our report dated February 23, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Richmond, Virginia

February 23, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Armada Hoffler Properties, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Armada Hoffler Properties, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and Financial Statement Schedule listed in the Index at Item 15(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 23, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Loan Losses - Notes Receivable

Description of the Matter

At December 31, 2022, the Company's notes receivable portfolio totaled $136 million, net of allowances of $1.3 million. As discussed in Notes 2 and 6 to the consolidated financial statements, management estimates the allowance for loan losses on outstanding notes receivable based primarily upon relevant historical loan loss data sets, the forecast for macroeconomic conditions, loan-to-value of the underlying project, remaining contractual loan term, and other relevant loan-specific factors. For loans experiencing financial difficulty as of the measurement date, the Company recognizes expected credit losses calculated as the difference between the amortized cost basis of the financial asset and the estimated fair value of the collateral, net of selling costs, which includes an estimation of the projected sales proceeds from the sale of the underlying property.

Auditing management's estimate of the allowance for loan losses was complex and highly judgmental due to the significant estimation required to determine the estimated fair value of the collateral. In particular, the estimated fair value of the collateral was highly sensitive to significant assumptions based on management's expectations about future real estate market or economic conditions and the projected operating results of the property.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the allowance for loan losses process. For example, we tested controls over management's review of the estimated allowance, the significant assumptions, and the data used to calculate the estimated fair value of the collateral.

To test the allowance for loan losses, we performed audit procedures that included, among others, assessing methodologies used and testing the significant assumptions and underlying data used by the Company in calculating the estimated fair value of the collateral. We compared the significant assumptions used by management to external evidence, including comparable market capitalization rates and recent market activity of similar property transactions. We tested the projected operating results of properties by comparing inputs and assumptions to executed lease agreements or recent market activity and operating expenses incurred at similar operating properties owned by the Company. We performed sensitivity analyses of significant assumptions to evaluate the changes to the estimated fair value of the collateral that would result from changes in the assumptions. We also assessed the historical accuracy of management's estimates.

General contracting revenue recognition

Description of the Matter

For the year ended December 31, 2022, the Company's general contracting revenues totaled approximately $234.9 million. As described in Notes 2 and 7 to the consolidated financial statements, for each construction contract, the Company estimates its progress in satisfying performance obligations based on the proportion of incurred costs to total estimated costs at completion. The Company also estimates the total transaction price, including variable components, for each construction contract.

Auditing the Company's measurement of general contracting revenue was challenging due to the significant estimation required to determine the estimated total costs at completion and variable consideration. Estimated costs at completion are affected by management's forecasts of anticipated costs to be incurred and contingency reserves for exposures related to unknown costs, such as design deficiencies and subcontractor defaults. Estimated variable consideration is affected by claims and unapproved change orders, which may result from changes in the scope of the contract.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over the measurement of general contracting revenue. For example, we tested controls over management's review and monitoring of the variable consideration calculation and the underlying assumptions related to estimates of costs at completion.

To test general contracting revenue recognition, our audit procedures included, among others, evaluating the estimates discussed above and testing the completeness and accuracy of the underlying data used by the Company to calculate variable consideration and total estimated costs at completion. For example, we tested variable consideration by inspecting subsequently executed change orders, reviewing legally enforceable terms of the contracts or confirming the value of executed change orders directly with the customers. We also confirmed directly with customers specific contract details, including the current and original contract value as well as the estimated percentage of completion. We tested the estimated costs at completion by comparing management's cost estimates of materials, labor, and subcontractors to third-party evidence, such as subcontractor bids. In addition, we visited property sites, conducted interviews with the Company's project management personnel, and involved our engineering specialists to assist in testing the Company's estimated costs at completion. We also assessed the historical accuracy of management's estimates of variable consideration and estimated costs at completion through retrospective review of actual gross-margins of completed projects compared to the anticipated gross margins during the projects.

Harbor Point Parcel 4 Consolidation Analysis

Description of the Matter	The Company accounted for their interest in Harbor Point Parcel 4 under the equity method of accounting. At December 31, 2022, the Company's investment in the venture was $32.4 million. As discussed in Note 5 to the consolidated financial statements, the Company evaluated the rights provided to each party in the venture to assess the consolidation of the venture.

Auditing management's consolidation analysis was complex and judgmental due to the subjectivity in assessing which activities most significantly impact the venture's economic performance based on the purpose and design of the entity over the duration of its expected life and assessing which party has rights to direct those activities.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's controls over the evaluation of rights provided to each party in the venture. For example, we tested controls over management's assessment of the activities that most significantly impact the venture's performance and which party has the power to direct those activities.

To test the Company's consolidation assessment for the venture, our procedures included, among others, reviewing the venture agreement and discussing with management the nature of the rights conveyed to the Company through the agreement as well as the business purpose of the venture transactions. We reviewed management's assessment of the activities that would most significantly impact the venture's economic performance and evaluated whether the venture agreement provided participating or protective rights to the Company.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2012.

Richmond, Virginia

February 23, 2023

ARMADA HOFFLER PROPERTIES, INC.
Consolidated Balance Sheets
(In thousands, except par value and share data)

	DECEMBER 31,	
	2022	2021
ASSETS		
Real estate investments:		
Income producing property	$ 1,884,214	$ 1,658,609
Held for development	6,294	6,294
Construction in progress	53,067	72,535
	1,943,575	1,737,438
Accumulated depreciation	(329,963)	(285,814)
Net real estate investments	1,613,612	1,451,624
Real estate investments held for sale	—	80,751
Cash and cash equivalents	48,139	35,247
Restricted cash	3,726	5,196
Accounts receivable, net	39,186	29,576
Notes receivable, net	136,039	126,429
Construction receivables, including retentions, net	70,822	17,865
Construction contract costs and estimated earnings in excess of billings	342	243
Equity method investment	71,983	12,685
Operating lease right-of-use assets	23,350	23,493
Finance lease right-of-use assets	45,878	46,989
Acquired lease intangible assets	103,870	62,038
Other assets	85,363	45,927
Total Assets	$ 2,242,310	$ 1,938,063
LIABILITIES AND EQUITY		
Indebtedness, net	$ 1,068,261	$ 917,556
Liabilities related to assets held for sale	—	41,364
Accounts payable and accrued liabilities	26,839	29,589
Construction payables, including retentions	93,472	31,166
Billings in excess of construction contract costs and estimated earnings	17,515	4,881
Operating lease liabilities	31,677	31,648
Finance lease liabilities	46,477	46,160
Other liabilities	54,055	55,876
Total Liabilities	1,338,296	1,158,240
Stockholders' equity:		
Preferred stock, $0.01 par value, 100,000,000 shares authorized: 6.75% Series A Cumulative Redeemable Perpetual Preferred Stock, 9,980,000 shares authorized, 6,843,418 shares issued and outstanding as of December 31, 2022 and 2021	171,085	171,085
Common stock, $0.01 par value, 500,000,000 shares authorized; 67,729,854 and 63,011,700 shares issued and outstanding as of December 31, 2022 and 2021, respectively	677	630
Additional paid-in capital	587,884	525,030
Distributions in excess of earnings	(126,875)	(141,360)
Accumulated other comprehensive income (loss)	14,679	(33)
Total stockholders' equity	647,450	555,352
Noncontrolling interests in investment entities	24,055	629
Noncontrolling interests in Operating Partnership	232,509	223,842
Total Equity	904,014	779,823
Total Liabilities and Equity	$ 2,242,310	$ 1,938,063

See Notes to Consolidated Financial Statements.

ARMADA HOFFLER PROPERTIES, INC.
Consolidated Statements of Comprehensive Income
(In thousands, except per share and unit data)

		YEARS ENDED DECEMBER 31,				
		2022		2021		2020
Revenues						
Rental revenues	$	219,294	$	192,140	$	166,488
General contracting and real estate services revenues		234,859		91,936		217,146
Total revenues		454,153		284,076		383,634
Expenses						
Rental expenses		50,742		46,494		38,960
Real estate taxes		22,057		21,852		18,136
General contracting and real estate services expenses		227,158		88,100		209,472
Depreciation and amortization		72,974		68,853		59,972
Amortization of right-of-use assets - finance leases		1,110		1,022		586
General and administrative expenses		15,691		14,610		12,905
Acquisition, development and other pursuit costs		37		112		584
Impairment charges		416		21,378		666
Total expenses		390,185		262,421		341,281
Gain on real estate dispositions		53,466		19,040		6,388
Operating income		117,434		40,695		48,741
Interest income		16,978		18,457		19,841
Interest expense		(39,680)		(33,905)		(31,035)
Loss on extinguishment of debt		(3,374)		(3,810)		—
Change in fair value of derivatives and other		8,698		2,182		(1,130)
Unrealized credit loss release (provision)		(626)		792		(256)
Other income (expense), net		378		302		515
Income before taxes		99,808		24,713		36,676
Income tax benefit		145		742		283
Net income		99,953		25,455		36,959
Net (income) loss attributable to noncontrolling interests:						
Investment entities		(5,948)		5		230
Operating Partnership		(19,258)		(3,568)		(8,037)
Net income attributable to Armada Hoffler Properties, Inc.		74,747		21,892		29,152
Preferred stock dividends		(11,548)		(11,548)		(7,349)
Net income attributable to common stockholders	$	63,199	$	10,344	$	21,803
Net income attributable to common stockholders per share (basic and diluted)	$	0.94	$	0.17	$	0.38
Weighted-average common shares outstanding (basic and diluted)		67,576		60,647		57,328
Comprehensive income:						
Net income	$	99,953	$	25,455	$	36,959
Unrealized cash flow hedge gains (losses)		20,165		3,678		(9,751)
Realized cash flow hedge losses reclassified to net income		(800)		8,163		3,345
Comprehensive income		119,318		37,296		30,553
Comprehensive (income) loss attributable to noncontrolling interests:						
Investment entities		(6,103)		5		230
Operating Partnership		(23,755)		(6,573)		(6,259)
Comprehensive income attributable to Armada Hoffler Properties, Inc.	$	89,460	$	30,728	$	24,524

See Notes to Consolidated Financial Statements.

ARMADA HOFFLER PROPERTIES, INC.
Consolidated Statements of Equity
(In thousands, except share data)

	Preferred stock	Common stock	Additional paid-in capital	Distributions in excess of earnings	Accumulated other comprehensive loss	Total stockholders' equity	Noncontrolling interests in investment entities	Noncontrolling interests in Operating Partnership	Total equity
Balance, January 1, 2020	$ 63,250	$ 563	$ 455,680	$ (106,676)	$ (4,240)	$ 408,577	$ 4,462	$ 242,408	$ 655,447
Cumulative effect of accounting change [(1)]	—	—	—	(2,185)	—	(2,185)	—	(824)	(3,009)
Net income (loss)	—	—	—	29,152	—	29,152	(230)	8,037	36,959
Unrealized cash flow hedge losses	—	—	—	—	(7,082)	(7,082)	—	(2,669)	(9,751)
Realized cash flow hedge losses reclassified to net income	—	—	—	—	2,454	2,454	—	891	3,345
Net proceeds from issuance of cumulative redeemable perpetual preferred stock	107,835	—	(6,375)	—	—	101,460	—	—	101,460
Net proceeds from issuance of common stock	—	19	19,631	—	—	19,650	—	—	19,650
Restricted stock awards, net	—	2	2,340	—	—	2,342	—	—	2,342
Noncontrolling interest in acquired real estate entity	—	—	—	—	—	—	—	—	—
Acquisitions of noncontrolling interests	—	—	(7,388)	—	—	(7,388)	(3,744)	6,099	(5,033)
Acquisitions for cash	—	—	—	—	—	—	—	—	—
Redemption of operating partnership units	—	7	8,859	—	—	8,866	—	(11,595)	(2,729)
Distributions to Joint Venture Partners	—	—	—	—	—	—	—	—	—
Dividends declared on preferred stock	—	—	—	(7,349)	—	(7,349)	—	—	(7,349)
Dividends and distributions declared on common shares and units	—	—	—	(25,298)	—	(25,298)	—	(9,232)	(34,530)
Balance, December 31, 2020	171,085	591	472,747	(112,356)	(8,868)	523,199	488	233,115	756,802
Net income (loss)	—	—	—	21,892	—	21,892	(5)	3,568	25,455
Unrealized cash flow hedge gains	—	—	—	—	2,739	2,739	—	939	3,678
Realized cash flow hedge losses reclassified to net income	—	—	—	—	6,096	6,096	—	2,067	8,163
Net proceeds from issuance of cumulative redeemable perpetual preferred stock	—	—	—	—	—	—	—	—	—
Net proceeds from issuance of common stock	—	38	51,639	—	—	51,677	—	—	51,677
Restricted stock awards, net	—	1	2,005	—	—	2,006	—	—	2,006
Noncontrolling interest in acquired real estate entity	—	—	—	—	—	—	—	—	—
Acquisitions of noncontrolling interest in real estate entities	—	—	(950)	—	—	(950)	146	—	(804)
Redemption of operating partnership units	—	—	(411)	—	—	(411)	—	(2,538)	(2,949)
Distributions to Joint Venture Partners	—	—	—	—	—	—	—	—	—
Dividends declared on preferred stock	—	—	—	(11,548)	—	(11,548)	—	—	(11,548)
Dividends and distributions declared on common shares and units	—	—	—	(39,348)	—	(39,348)	—	(13,309)	(52,657)
Balance, December 31, 2021	171,085	630	525,030	(141,360)	(33)	555,352	629	223,842	779,823
Net income (loss)	—	—	—	74,747	—	74,747	5,948	19,258	99,953
Unrealized cash flow hedge gains	—	—	—	—	15,333	15,333	148	4,684	20,165

Realized cash flow hedge losses reclassified to net income	—	—	—	1	(621)	(620)	7	(187)	(800)
Net proceeds from issuance of common stock	—	45	65,114	—	—	65,159	—	—	65,159
Restricted stock awards, net	—	2	3,027	—	—	3,029	—	—	3,029
Noncontrolling interest in acquired real estate entity	—	—	—	—	—	—	23,065	—	23,065
Acquisitions of noncontrolling interest in real estate entities	—	—	(5,401)	—	—	(5,401)	—	—	(5,401)
Redemption of operating partnership units	—	—	114	—	—	114	—	(244)	(130)
Distributions to Joint Venture Partners	—	—	—	—	—	—	(5,742)	—	(5,742)
Dividends declared on preferred stock	—	—	—	(11,548)	—	(11,548)	—	—	(11,548)
Dividends and distributions declared on common shares and units	—	—	—	(48,715)	—	(48,715)	—	(14,844)	(63,559)
Balance, December 31, 2022	$ 171,085	$ 677	$ 587,884	$ (126,875)	$ 14,679	$ 647,450	$ 24,055	$ 232,509	$ 904,014

(1) The Company recorded cumulative effect adjustments related to the new Current Expected Credit Losses ("CECL") standard in the first quarter of 2020. See "Financial Statements — Note 2 — Significant Accounting Policies — Recent Accounting Pronouncements" for additional information.

See Notes to Consolidated Financial Statements.

ARMADA HOFFLER PROPERTIES, INC.
Consolidated Statements of Cash Flows
(In thousands)

	YEARS ENDED DECEMBER 31,		
	2022	2021	2020
OPERATING ACTIVITIES			
Net income	$ 99,953	$ 25,455	$ 36,959
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of buildings and tenant improvements	54,548	51,549	43,671
Amortization of leasing costs, in-place lease intangibles and below market ground rents - operating leases	18,426	17,304	16,301
Accrued straight-line rental revenue	(6,178)	(4,938)	(5,927)
Amortization of leasing incentives and above or below-market rents	(1,070)	(1,065)	(814)
Amortization of right-of-use assets - finance leases	1,110	1,022	586
Accrued straight-line ground rent expense	119	236	100
Unrealized credit loss provision (release)	626	(792)	256
Adjustment for uncollectable lease accounts	515	945	3,842
Noncash stock compensation	3,273	2,230	2,378
Impairment charges	416	21,378	666
Noncash interest expense	6,828	2,878	2,204
Noncash loss on extinguishment of debt	3,374	3,810	—
Gain on real estate dispositions, net	(53,466)	(19,040)	(6,388)
Change in the fair value of derivatives and other	(8,698)	(2,182)	1,130
Changes in operating assets and liabilities:			
Property assets	(12,029)	(3,721)	(5,960)
Property liabilities	2,960	7,175	6,677
Construction assets	(60,756)	19,284	(2,302)
Construction liabilities	71,642	(27,904)	13,708
Interest receivable	(4,735)	(2,440)	(15,908)
Net cash provided by operating activities	116,858	91,184	91,179
INVESTING ACTIVITIES			
Development of real estate investments	(76,182)	(48,625)	(63,485)
Tenant and building improvements	(17,085)	(15,496)	(10,077)
Acquisitions of real estate investments, net of cash received	(119,739)	(73,595)	(35,151)
Dispositions of real estate investments, net of selling costs	252,270	85,322	96,459
Notes receivable issuances	(37,791)	(30,656)	(24,484)
Notes receivable paydowns	35,848	42,301	16,340
Leasing costs	(7,640)	(4,585)	(3,425)
Leasing incentives	(51)	(688)	(1,326)
Contributions to equity method investments	(62,872)	(11,607)	(1,078)
Net cash used for investing activities	(33,242)	(57,629)	(26,227)
FINANCING ACTIVITIES			
Proceeds from issuance of cumulative redeemable perpetual preferred stock, net	—	—	101,460
Proceeds from issuance of common stock, net	65,159	51,677	19,650
Common shares tendered for tax withholding	(774)	(553)	(569)
Debt issuances, credit facility and construction loan borrowings	678,574	161,806	176,619
Debt and credit facility repayments, including principal amortization	(723,739)	(187,758)	(299,318)
Debt issuance costs	(8,316)	(2,831)	(609)
Cash paid on extinguishment of debt	—	(3,417)	—
Acquisition of NCI in consolidated RE investments	(4,651)	(804)	(5,002)
Redemption of operating partnership units	(130)	(2,949)	(2,729)
Distributions to noncontrolling interests	(5,756)	—	—
Contributions from noncontrolling interests	14	—	—
Dividends and distributions	(72,575)	(58,713)	(47,603)
Net cash used for financing activities	(72,194)	(43,542)	(58,101)
Net increase (decrease) in cash, cash equivalents, and restricted cash	11,422	(9,987)	6,851
Cash, cash equivalents, and restricted cash, beginning of period [(1)]	40,443	50,430	43,579
Cash, cash equivalents, and restricted cash, end of period [(1)]	$ 51,865	$ 40,443	$ 50,430

ARMADA HOFFLER PROPERTIES, INC.
Consolidated Statements of Cash Flows (Continued)
(In thousands)

	YEARS ENDED DECEMBER 31,		
	2022	**2021**	**2020**
Supplemental cash flow information:			
Cash paid for interest	$ 29,878	$ 29,237	$ 28,554
Cash refunded (paid) for income taxes	(1)	4	167
Increase (decrease) in dividends and distributions payable	2,532	5,492	(5,724)
Other liability issued in acquisition of noncontrolling interest in real estate investment	750	—	—
Common shares and OP units issued for acquisitions	—	—	6,099
Increase (decrease) in accrued capital improvements and development costs	110	15,111	(14,324)
Operating Partnership units redeemed for common shares	132	411	8,866
Note payable recorded for mandatorily redeemable partnership interest	—	—	3,829
Debt assumed at fair value in conjunction with real estate purchases	156,071	19,989	122,300
Note receivable extinguished in conjunction with real estate purchase	—	—	42,270
Equity method investment redeemed for a note receivable	3,772	—	—
Noncontrolling interest in acquired real estate entity	23,065	—	—
Note payable issued in acquisition of noncontrolling interest in real estate investment	—	—	6,130
Recognition of operating lease right-of-use assets	110	—	—
Recognition of operating lease liabilities	110	—	—
Recognition of finance lease right-of-use assets	—	24,466	—
Recognition of finance lease liabilities	—	27,940	—
De-recognition of operating lease ROU assets - lease termination	—	9,037	—
De-recognition of operating lease liabilities - lease termination	—	10,143	—

(1) The following table sets forth the items from the Company's consolidated balance sheets that are included in cash, cash equivalents, and restricted cash in the consolidated statements of cash flows:

	As of December 31,	
	2022	**2021**
Cash and cash equivalents	$ 48,139	$ 35,247
Restricted cash [a]	3,726	5,196
Cash, cash equivalents, and restricted cash	$ 51,865	$ 40,443

(a) Restricted cash represents amounts held by lenders for real estate taxes, insurance, and reserves for capital improvements.

See Notes to Consolidated Financial Statements.

1. Business and Organization

Armada Hoffler Properties, Inc. (the "Company") is a full-service real estate company with extensive experience developing, building, owning, and managing high-quality, institutional-grade office, retail, and multifamily properties in attractive markets primarily throughout the Mid-Atlantic and Southeastern United States.

The Company is a real estate investment trust ("REIT"), the sole general partner of Armada Hoffler, L.P. (the "Operating Partnership"), and as of December 31, 2022, owned 76.7% of the economic interest in the Operating Partnership, of which 0.1% is held as general partnership units. The operations of the Company are carried on primarily through the Operating Partnership and the wholly-owned subsidiaries of the Operating Partnership. Both the Company and the Operating Partnership were formed on October 12, 2012 and commenced operations upon completion of the underwritten initial public offering of shares of the Company's common stock (the "IPO") and certain related formation transactions on May 13, 2013.

As of December 31, 2022, the Company's operating portfolio consisted of the following properties:

Property	Segment	Location	Ownership Interest	
4525 Main Street	Office	Virginia Beach, Virginia*	100%	
Armada Hoffler Tower	Office	Virginia Beach, Virginia*	100%	
Brooks Crossing Office	Office	Newport News, Virginia	100%	
Constellation Office	Office	Baltimore, Maryland**	79%	[1]
One City Center	Office	Durham, North Carolina	100%	
One Columbus	Office	Virginia Beach, Virginia*	100%	
Thames Street Wharf	Office	Baltimore, Maryland**	100%	
Two Columbus	Office	Virginia Beach, Virginia*	100%	
Wills Wharf	Office	Baltimore, Maryland**	100%	
249 Central Park Retail	Retail	Virginia Beach, Virginia*	100%	
Apex Entertainment	Retail	Virginia Beach, Virginia*	100%	
Broad Creek Shopping Center	Retail	Norfolk, Virginia	100%	
Broadmoor Plaza	Retail	South Bend, Indiana	100%	
Brooks Crossing Retail	Retail	Newport News, Virginia	65%	[2]
Columbus Village	Retail	Virginia Beach, Virginia*	100%	
Columbus Village II	Retail	Virginia Beach, Virginia*	100%	
Commerce Street Retail	Retail	Virginia Beach, Virginia*	100%	
Delray Beach Plaza	Retail	Delray Beach, Florida	100%	
Dimmock Square	Retail	Colonial Heights, Virginia	100%	
Fountain Plaza Retail	Retail	Virginia Beach, Virginia*	100%	
Greenbrier Square	Retail	Chesapeake, Virginia	100%	
Greentree Shopping Center	Retail	Chesapeake, Virginia	100%	
Hanbury Village	Retail	Chesapeake, Virginia	100%	
Harrisonburg Regal	Retail	Harrisonburg, Virginia	100%	
Lexington Square	Retail	Lexington, South Carolina	100%	
Market at Mill Creek	Retail	Mount Pleasant, South Carolina	100%	
Marketplace at Hilltop	Retail	Virginia Beach, Virginia	100%	
Nexton Square	Retail	Summerville, South Carolina	100%	
North Hampton Market	Retail	Taylors, South Carolina	100%	
North Pointe Center	Retail	Durham, North Carolina	100%	

Property	Segment	Location	Ownership Interest	
Overlook Village	Retail	Asheville, North Carolina	100%	
Parkway Centre	Retail	Moultrie, Georgia	100%	
Parkway Marketplace	Retail	Virginia Beach, Virginia	100%	
Patterson Place	Retail	Durham, North Carolina	100%	
Pembroke Square	Retail	Virginia Beach, Virginia*	100%	
Perry Hall Marketplace	Retail	Perry Hall, Maryland	100%	
Premier Retail	Retail	Virginia Beach, Virginia*	100%	
Providence Plaza	Retail	Charlotte, North Carolina	100%	
Red Mill Commons	Retail	Virginia Beach, Virginia	100%	
Sandbridge Commons	Retail	Virginia Beach, Virginia	100%	
South Retail	Retail	Virginia Beach, Virginia*	100%	
South Square	Retail	Durham, North Carolina	100%	
Southgate Square	Retail	Colonial Heights, Virginia	100%	
Southshore Shops	Retail	Chesterfield, Virginia	100%	
Studio 56 Retail	Retail	Virginia Beach, Virginia*	100%	
Tyre Neck Harris Teeter	Retail	Portsmouth, Virginia	100%	
Wendover Village	Retail	Greensboro, North Carolina	100%	
1305 Dock Street	Multifamily	Baltimore, Maryland**	79%	(1)
1405 Point	Multifamily	Baltimore, Maryland**	100%	
Edison Apartments	Multifamily	Richmond, Virginia	100%	
Encore Apartments	Multifamily	Virginia Beach, Virginia*	100%	
Gainesville Apartments	Multifamily	Gainesville, Georgia	100%	
Greenside Apartments	Multifamily	Charlotte, North Carolina	100%	
Liberty Apartments	Multifamily	Newport News, Virginia	100%	
Premier Apartments	Multifamily	Virginia Beach, Virginia*	100%	
Smith's Landing	Multifamily	Blacksburg, Virginia	100%	
The Cosmopolitan	Multifamily	Virginia Beach, Virginia*	100%	

_____

* Located in the Town Center of Virginia Beach

** Located at Harbor Point in Baltimore

(1) The Company owned a 90% economic interest in this property, including an 11% economic interest through a note receivable as of December 31, 2022. In January 2023 the Company acquired the additional 11% membership interest in the property in exchange for full satisfaction of $12.8 million note.

(2) The Company is entitled to a preferred return on its investment in this property.

As of December 31, 2022, the following properties were under development, redevelopment or not yet stabilized:

Property	Segment	Location	Ownership Interest	
Chronicle Mill	Multifamily	Belmont, North Carolina	85%	(1)
Southern Post	Mixed-use	Roswell, Georgia	100%	

_____

(1) We are entitled to a preferred return on our joint investment in this property.

2. *Significant Accounting Policies*

Basis of Presentation

The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The consolidated financial statements include the financial position and results of operations of the Company, the Operating Partnership, its wholly owned subsidiaries, and any interests in variable interest entities ("VIEs") where the Company has been determined to be the primary beneficiary. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed. Such estimates are based on management's historical experience and best judgment after considering past, current, and expected events and economic conditions. Actual results could differ from management's estimates.

Segments

Segment information is prepared on the same basis that management reviews information for operational decision-making purposes. Management evaluates the performance of each of the Company's properties individually and aggregates such properties into segments based on their economic characteristics and classes of tenants. The Company operates in four business segments: (i) office real estate, (ii) retail real estate, (iii) multifamily residential real estate, and (iv) general contracting and real estate services. The Company's general contracting and real estate services business develops and builds properties for its own account and also provides construction and development services to both related and third parties.

Reclassifications

Certain amounts previously reported in the consolidated financial statements have been reclassified in the accompanying consolidated financial statements to conform to the current period's presentation. These reclassifications had no effect on net income or stockholders' equity as previously reported.

Revenue Recognition

Rental Revenues

The Company leases its properties under operating leases and recognizes base rents when earned on a straight-line basis over the lease term. Rental revenues include $6.2 million, $4.9 million and $5.9 million of straight-line rent adjustments for the years ended December 31, 2022, 2021, and 2020, respectively. The Company begins recognizing rental revenue when the tenant has the right to take possession of or controls the physical use of the property under lease. The extended collection period for accrued straight-line rental revenue along with the Company's evaluation of tenant credit risk may result in the nonrecognition of all or a portion of straight-line rental revenue until the collection of substantially all such revenue for a tenant is probable. The Company recognizes contingent rental revenue (e.g., percentage rents based on tenant sales thresholds) when the sales thresholds are met. The Company recognizes leasing incentives as reductions to rental revenue on a straight-line basis over the lease term. Leasing incentive amortization was $0.7 million for each of the years ended December 31, 2022, 2021 and 2020. The Company recognizes fair value adjustments recorded at the time of lease assumption in rental income on a straight-line basis as a reduction to revenue over the remaining life of the lease or any renewal periods for which the Company determines have value at the time of acquisition. The Company recognizes cost reimbursement revenue for real estate taxes, operating expenses, and common area maintenance costs on an accrual basis during the periods in which the expenses are incurred. The Company recognizes lease termination fees either upon termination or amortizes them over any remaining lease term.

General Contracting and Real Estate Services Revenues

The Company recognizes general contracting revenues as a customer obtains control of promised goods or services in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. For each construction contract, the Company identifies the performance obligations, which typically include the delivery of a single building constructed according to the specifications of the contract. The Company estimates the total transaction price, which generally includes a fixed contract price and may also include variable components such as early completion bonuses, liquidated damages, or cost savings to be shared with the customer. Variable components of the contract price are included in the transaction price to the extent that it is probable that a significant reversal of revenue will not occur. The Company recognizes the estimated transaction price as revenue as it satisfies its performance obligations; the Company estimates its progress in satisfying performance obligations for each contract using the input method, based on the proportion of incurred costs relative to total estimated construction costs at completion. Construction contract costs include all direct material, direct labor, subcontract costs, and overhead costs directly related to contract performance. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, are all significant judgments that may result in revisions to costs and income and are recognized in the period in which they are determined. Additionally, the estimated costs at completion are affected by management's forecasts of anticipated costs to be incurred and contingency reserves for exposures related to unknown costs, such as design deficiencies and subcontractor defaults. The estimated variable consideration is also affected by claims and unapproved change orders, which may result from changes in the scope of the contract. Provisions for estimated losses on uncompleted contracts are recognized immediately in the period in which such losses are determined. The Company defers pre-contract costs when such costs are directly associated with specific anticipated contracts and their recovery is probable.

The Company recognizes real estate services revenues from property development and management as it satisfies its performance obligations under these service arrangements.

The Company assesses whether multiple contracts with a single counterparty may be combined into a single contract for the revenue recognition purposes based on factors such as the timing of the negotiation and execution of the contracts and whether the economic substance of the contracts was contemplated separately or in tandem.

Real Estate Investments

Income producing property primarily includes land, buildings, and tenant improvements and is stated at cost. Real estate investments held for development include land. The Company reclassifies real estate investments held for development to construction in progress upon commencement of construction. Construction in progress is stated at cost. Direct and certain indirect costs clearly associated with the development, redevelopment, construction, leasing, or expansion of real estate assets are capitalized as a cost of the property. Repairs and maintenance costs are expensed as incurred.

The Company capitalizes direct and indirect project costs associated with the initial development of a property until the property is substantially complete and ready for its intended use. Capitalized project costs include pre-acquisition, development, and preconstruction costs including overhead, salaries, and related costs of personnel directly involved, real estate taxes, insurance, utilities, ground rent, and interest. Interest capitalized during the years ended December 31, 2022, 2021, and 2020 was $4.0 million, $1.5 million and $3.6 million, respectively.

The Company capitalizes predevelopment costs directly identifiable with specific properties when the development of such properties is probable. Capitalized predevelopment costs are presented within other assets in the consolidated balance sheets. Land for which development activities have not yet commenced are presented separately as land held for development in the consolidated balance sheets. Capitalized predevelopment costs as of December 31, 2022 and 2021 were $8.0 million and $8.3 million, respectively. Costs attributable to unsuccessful projects are expensed.

Income producing property is depreciated on a straight-line basis over the following estimated useful lives:

Buildings	39 years
Capital improvements	5—20 years
Equipment	3—7 years
Tenant improvements	Term of the related lease (or estimated useful life, if shorter)

Operating Property Acquisitions

Acquisitions of operating properties have been and will generally be accounted for as acquisitions of a group of assets, with costs incurred to effect an acquisition, including title, legal, accounting, brokerage commissions, and other related costs, being capitalized as part of the cost of the assets acquired. In connection with such acquisitions, the Company identifies and recognizes all assets acquired and liabilities assumed at their relative fair values as of the acquisition date. The purchase price allocations to tangible assets, such as land, site improvements, and buildings and improvements are presented within income producing property in the consolidated balance sheets and depreciated over their estimated useful lives. Acquired lease intangible assets are presented as a separate component of assets on the consolidated balance sheets. Acquired lease intangible liabilities are presented within other liabilities in the consolidated balance sheets. The Company amortizes in-place lease assets as depreciation and amortization expense on a straight-line basis over the remaining term of the related leases. The Company amortizes above-market lease assets as reductions to rental revenues on a straight-line basis over the remaining term of the related leases. The Company amortizes below-market lease liabilities as increases to rental revenues on a straight-line basis over the remaining term of the related leases. The Company amortizes below-market ground lease assets as increases to amortization of right-of-use assets - finance leases expense on a straight-line basis over the remaining term of the related leases. Conversely, the Company amortizes above-market ground lease assets as decreases to amortization of right-of-use assets - finance leases expense on a straight-line basis over the remaining term of the related leases.

The Company values land based on a market approach, looking to recent sales of similar properties, adjusting for differences due to location, the state of entitlement, as well as the shape and size of the parcel. Improvements to land are valued using a replacement cost approach. The approach applies industry standard replacement costs adjusted for geographic specific considerations and reduced by estimated depreciation. The value of buildings acquired is estimated using the replacement cost approach, assuming the buildings were vacant at acquisition. The replacement cost approach considers the composition of the structures acquired, adjusted for an estimate of depreciation. The estimate of depreciation is made considering industry standard information and depreciation curves for the identified asset classes. The value of acquired lease intangibles considers the estimated cost of leasing the properties as if the acquired buildings were vacant, as well as the value of the current leases relative to market-rate leases. The in-place lease value is determined using an estimated total lease-up time and lost rental revenues during such time. The value of current leases relative to market-rate leases is based on market rents obtained for comparable leases. Given the significance of unobservable inputs used in the valuation of acquired real estate assets, the Company classifies them as Level 3 inputs in the fair value hierarchy.

The Company values debt assumed in connection with operating property acquisitions based on a discounted cash flow analysis of the expected cash flows of the debt. Such analysis considers the contractual terms of the debt, including the period to maturity, credit characteristics, and other terms of the arrangements, which are Level 3 inputs in the fair value hierarchy.

Real Estate Sales

The Company accounts for the sale of real estate assets and any related gain in accordance with the accounting guidance applicable to sales of real estate, which establishes standards for recognition of profit on all real estate sales transactions other than retail land sales. The Company recognizes the sale and associated gain or loss once it transfers control of the real estate asset and the Company does not have significant continuing involvement.

Real Estate Investments Held for Sale

Real estate assets classified as held for sale are reported at the lower of their carrying value or their fair value, less estimated costs to sell. Once a property is classified as held for sale, it is no longer depreciated. A property is classified as held for sale when: (i) senior management commits to a plan to sell the property, (ii) the property is available for immediate sale in its present condition, subject only to conditions usual and customary for such sales, (iii) an active program to locate a buyer and other actions required to complete the plan to sell have been initiated, (iv) the sale is expected to be completed within one year, (v) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

As of December 31, 2022, no properties were classified as held for sale. As of December 31, 2021, Hoffler Place and Summit Place were classified as held for sale.

Impairment of Long-Lived Assets

The Company evaluates its real estate assets for impairment on a property-by-property basis whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If such an evaluation is necessary, the Company compares the carrying amount of any such real estate asset with the undiscounted expected future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition. If the carrying amount of a real estate asset exceeds the associated estimate of undiscounted expected future cash flows, an impairment loss is recognized to reduce the real estate asset's carrying value to its fair value. The impairment charges recognized during the years ended December 31, 2022 and December 31, 2020 represent unamortized leasing or acquired intangible assets related to vacated tenants. The impairment charges recognized during the year ended December 31, 2021 primarily relate to the $3.0 million impairment of Socastee

Commons, which was sold during the year ended December 31, 2021, and the $18.3 million impairment of Hoffler Place and Summit Place, which were classified as held for sale as of December 31, 2021.

Interest Income

Interest income on notes receivable is accrued based on the contractual terms of the loans and when it is deemed collectible. Many loans provide for accrual of interest and fees that will not be paid until maturity of the loan. Interest is recognized on these loans at the accrual rate subject to the determination that accrued interest and fees are ultimately collectible, based on the underlying collateral and the status of development activities, as applicable. If this determination cannot be made, recognition of interest income may be fully or partially deferred until it is ultimately paid.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits, investments in money market funds, and investments with an original maturity of three months or less.

Restricted Cash

Restricted cash represents amounts held by lenders for real estate taxes, insurance, and reserves for capital improvements.

Accounts Receivable, net

Accounts receivable include amounts from tenants for base rents, contingent rents, and cost reimbursements as well as accrued straight-line rental revenue. As of December 31, 2022 and 2021, accrued straight-line rental revenue presented within accounts receivable in the consolidated balance sheets was $30.2 million and $24.7 million, respectively.

The Company's evaluation of the collectability of accounts receivable and the adequacy of the allowance for doubtful accounts is based primarily upon evaluations of individual accounts receivable, current economic conditions, historical experience, and other relevant factors. The Company establishes a reserve for any receivable associated with a tenant when collection of substantially all operating lease payments for a tenant is not probable. As of December 31, 2022 and 2021, the allowance for doubtful accounts was $1.5 million and $0.4 million, respectively. The Company reflects these amounts as a component of rental income on the consolidated statements of comprehensive income.

Notes Receivable and Allowance for Loan Losses

Notes receivable primarily represent financing to third parties in the form of mezzanine loans or preferred equity investments for the development of new real estate. The Company's mezzanine loans are typically made to borrowers who have little or no equity in the underlying development projects. Mezzanine loans are secured, in part, by pledges of ownership interests of the entities that own the underlying real estate. The loans generally have junior liens on the respective real estate projects.

The Company's allowance for loan losses on notes receivable is evaluated using risk ratings that correspond to probabilities of default and loss given default. Risk ratings are determined for each loan after consideration of progress of development activities, including leasing activities, projected development costs, and current and projected mezzanine and senior loan balances. The Company's risk ratings are as follows:

- Pass: loans in this category are adequately collateralized by a development project with conditions materially consistent with the Company's underwriting assumptions.
- Special Mention: loans in this category show signs that the economic performance of the project may suffer as a result of slower-than-expected leasing activity or an extended development or marketing timeline. Loans in this category warrant increased monitoring by management.
- Substandard: loans in this category may not be fully collected by the Company unless remediation actions are taken. Remediation actions may include obtaining additional collateral or assisting the borrower with asset management activities to prepare the project for sale. The Company will also consider placing the loan on nonaccrual status if it does not believe that additional interest accruals will ultimately be collected.

At the end of each reporting period, the Company measures expected credit losses to be incurred over the remaining contractual term based on the risk rating of each loan. If a loan is rated as substandard, the Company then estimates expected credit losses as the difference between the amortized cost basis of the outstanding loan and the estimated projected sales proceeds of the underlying collateral. Changes to the allowance for loan losses resulting from quarterly evaluations are recorded through provision for unrealized credit losses on the consolidated statements of comprehensive income.

The Company's loans typically include commitments to fund incremental proceeds to the borrowers over the life of the loan, which future funding commitments are also subject to the CECL model. The CECL provision related to future loan fundings is recorded as a component of Other Liabilities on the Company's consolidated balance sheet. This provision is estimated using the same process outlined above for the Company's outstanding loan balances, and changes in this component of the provision will similarly impact the Company's consolidated net income. For both the funded and unfunded portions of the Company's loans, the Company consider the risk rating of each loan as the primary credit quality indicator underlying its assessment.

The Company places loans on nonaccrual status when the loan balance, together with the balance of any senior loans, approximately equals the estimated realizable value of the underlying development project.

Guarantees

The Company measures and records a liability for the fair value of its guarantees on a nonrecurring basis upon issuance using Level 3 internally-developed inputs. These guarantees typically relate to payments that could be required of the Company to senior lenders on its mezzanine loan investments. The Company bases its estimated fair value on the market approach, which compares the guarantee terms and credit characteristics of the underlying development project to other projects for which guarantee pricing terms are available. The offsetting entry for the guarantee liability is a premium on the related loan receivable. The liability is amortized on a straight-line basis over the remaining term of the loan. On a quarterly basis, the Company assesses the likelihood of a contingent liability in connection with these guarantees and will record an additional guarantee liability if the unamortized guarantee liability is insufficient.

Leasing Costs

Commissions paid by the Company to third parties to originate a lease are deferred and amortized as depreciation and amortization expense on a straight-line basis over the term of the related lease. Leasing costs are presented within other assets in the consolidated balance sheets.

Leasing Incentives

Incentives paid by the Company to tenants are deferred and amortized as reductions to rental revenues on a straight-line basis over the term of the related lease. Leasing incentives are presented within other assets in the consolidated balance sheets.

Debt Issuance Costs

Financing costs are deferred and amortized as interest expense using the effective interest method over the term of the related debt. Debt issuance costs are presented as a direct deduction from the carrying value of the associated debt liability in the consolidated balance sheets.

Derivative Financial Instruments

The Company may enter into interest rate derivatives to manage exposure to interest rate risks. The Company does not use derivative financial instruments for trading or speculative purposes. The Company recognizes derivative financial instruments at fair value and presents them within other assets and liabilities in the consolidated balance sheets. Gains and losses resulting from changes in the fair value of derivatives that are neither designated nor qualify as hedging instruments are recognized within the change in fair value of derivatives and other caption in the consolidated statements of comprehensive income. For derivatives that qualify as cash flow hedges, the gain or loss is reported as a component of other comprehensive income (loss) and reclassified into earnings in the periods during which the hedged forecasted transaction affects earnings.

For interest rate caps that qualify as cash flow hedges, the premium paid by the Company at inception represents the time value of the instrument and is excluded from the hedge effectiveness assessment. The excluded component is amortized over the life of the derivative instrument and presented within interest expense in the consolidated statements of comprehensive income. The Company recognized amortization of interest rate cap premiums of $3.8 million, $0.2 million and $0.2 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Stock-Based Compensation

The Company measures the compensation cost of restricted stock awards based on the grant date fair value. The Company recognizes compensation cost for the vesting of restricted stock awards using the accelerated attribution method. Compensation cost associated with the vesting of restricted stock awards is presented within either general and administrative expenses or general contracting and real estate services expenses in the consolidated statements of comprehensive income. Stock-based compensation for personnel directly involved in the construction and development of a property is capitalized. The effect of forfeitures of awards is recorded as they occur.

Income Taxes

The Company has elected to be taxed as a REIT for U.S. federal income tax purposes. For continued qualification as a REIT for federal income tax purposes, the Company must meet certain organizational and operational requirements, including a requirement to pay distributions to stockholders of at least 90% of annual taxable income, excluding net capital gains. As a REIT, the Company generally is not subject to income tax on net income distributed as dividends to stockholders. The Company is subject to state and local income taxes in some jurisdictions and, in certain circumstances, may also be subject to federal excise taxes on undistributed income. In addition, certain of the Company's activities must be conducted by subsidiaries that have elected to be treated as a taxable REIT subsidiary ("TRS") subject to both federal and state income taxes. The Operating Partnership conducts its development and construction businesses through the TRS. The related income tax provision or benefit attributable to the profits or losses of the TRS and any taxable income of the Company is reflected in the consolidated financial statements.

The Company uses the liability method of accounting for deferred income tax in accordance with GAAP. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the carrying value of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the statutory rates expected to be applied in the periods in which those temporary differences are settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the change. A valuation allowance is recorded on the Company's deferred tax assets when it is more likely than not that such assets will not be realized. When evaluating the realizability of the Company's deferred tax assets, all evidence, both positive and negative, is evaluated. Items considered in this analysis include the ability to carry back losses, the reversal of temporary differences, tax planning strategies, and expectations of future earnings.

Under GAAP, the amount of tax benefit to be recognized is the amount of benefit that is more likely than not to be sustained upon examination. Management analyzes its tax filing positions in the U.S. federal, state and local jurisdictions where it is required to file income tax returns for all open tax years. If, based on this analysis, management determines that uncertainties in tax positions exist, a liability is established. The Company recognizes accrued interest and penalties related to unrecognized tax positions in the provision for income taxes. If recognized, the entire amount of unrecognized tax positions would be recorded as a reduction to the provision for income taxes.

Discontinued Operations

Disposals representing a strategic shift that has or will have a major effect on the Company's operations and financial results are reported as discontinued operations.

Net Income Per Share

The Company calculates net income per share based upon the weighted average shares outstanding. Diluted net income per share is calculated after giving effect to all significant potential dilutive shares outstanding during the period. Potential dilutive shares outstanding during the period include unvested restricted stock awards. However, there were no significant potential dilutive shares outstanding for each of the three years ended December 31, 2022, 2021, and 2020. As a result, basic and diluted outstanding shares were the same for each period presented.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards:

Reference Rate Reform

In March 2020, the Financial Accounting Standards Board ("FASB") issued ASU 2020-04 Reference Rate Reform - Facilitation of the Effects of Reference Rate Reform on Financial Reporting (Topic 848), which became effective on March 12, 2020. ASU 2020-04 contained practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. This Accounting Standards Update ("ASU") also provided optional expedients to enable companies to continue to apply hedge accounting to certain hedging relationships impacted by reference rate reform. Application of the guidance was optional and only available in certain situations. In January 2021, FASB issued ASU No. 2021-01, Reference Rate Reform (Topic 848). The amendments in this standard were elective and principally applied to entities that have derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Similar to ASU No. 2020-04, provisions of this ASU were effective upon issuance. In December 2022, the FASB issued ASU 2022-06 Deferral of the Sunset Date of Topic 848 which became effective immediately upon issuance. ASU 2022-06 deferred the sunset date of Topic 848 to December 31, 2024. During the year ended December 31, 2022, the Company elected to apply the practical expedients to modifications of qualifying contracts as continuations of the existing contracts rather than as new contracts. The adoption of the new guidance did not have a material impact on the consolidated financial statements.

Earnings Per Share

In August 2020, FASB issued ASU 2020-06 as an update to ASC Topic 470 and ASC Topic 815, which became effective January 1, 2022. ASU 2020-06 simplified the accounting for convertible instruments and removed certain settlement conditions that were required for equity contracts to qualify for the derivative scope exception. This ASU also simplified diluted earnings per share calculation in certain areas and provided updated disclosure requirements. The Company adopted ASU 2020-06 effective January 1, 2022 and the adoption did not have a material impact on the consolidated financial statements.

3. ***Segments***

Net operating income (segment revenues minus segment expenses) is the measure used by the Company's chief operating decision-maker to assess segment performance. Net operating income is not a measure of operating income or cash flows from operating activities as measured by GAAP and is not indicative of cash available to fund cash needs. As a result, net operating income should not be considered as an alternative to cash flows as a measure of liquidity. Not all companies calculate net operating income in the same manner. The Company considers net operating income to be an appropriate supplemental measure to net income because it assists both investors and management in understanding the core operations of the Company's real estate and construction businesses.

Net operating income of the Company's reportable segments for the years ended December 31, 2022, 2021, and 2020 was as follows (in thousands):

| | Years Ended December 31, | | |
	2022	2021	2020
Office real estate			
Rental revenues	$ 74,036	$ 47,363	$ 43,494
Rental expenses	18,710	12,412	10,799
Real estate taxes	7,625	6,112	5,111
Segment net operating income	47,701	28,839	27,584
Retail real estate			
Rental revenues	86,344	78,572	73,032
Rental expenses	13,769	12,512	11,029
Real estate taxes	8,873	8,416	7,784
Segment net operating income	63,702	57,644	54,219
Multifamily residential real estate			
Rental revenues	58,914	66,205	49,962
Rental expenses	18,263	21,570	17,132
Real estate taxes	5,559	7,324	5,241
Segment net operating income	35,092	37,311	27,589
General contracting and real estate services			
Segment revenues	234,859	91,936	217,146
Segment expenses	227,158	88,100	209,472
Segment gross profit	7,701	3,836	7,674
Net operating income	$ 154,196	$ 127,630	$ 117,066

Rental expenses represent costs directly associated with the operation and management of the Company's real estate properties. Rental expenses include asset management fees, property management fees, repairs and maintenance, insurance, and utilities.

General contracting and real estate services revenues for the years ended December 31, 2022, 2021, and 2020 exclude revenue related to intercompany construction contracts of $58.1 million, $27.8 million, and $26.6 million, respectively, as it is eliminated in consolidation. General contracting and real estate services expenses for the years ended December 31, 2022, 2021, and 2020 exclude expenses related to intercompany construction contracts of $57.5 million, $27.6 million, and $26.3 million, respectively, as it is eliminated in consolidation.

The following table reconciles net operating income to net income for the years ended December 31, 2022, 2021, and 2020 (in thousands):

| | Years Ended December 31, | | |
	2022	2021	2020
Net operating income	$ 154,196	$ 127,630	$ 117,066
Depreciation and amortization	(72,974)	(68,853)	(59,972)
Amortization of right-of-use assets - finance leases	(1,110)	(1,022)	(586)
General and administrative expenses	(15,691)	(14,610)	(12,905)
Acquisition, development and other pursuit costs	(37)	(112)	(584)
Impairment charges	(416)	(21,378)	(666)
Gain on real estate dispositions	53,466	19,040	6,388
Interest income	16,978	18,457	19,841
Interest expense	(39,680)	(33,905)	(31,035)
Loss on extinguishment of debt	(3,374)	(3,810)	—
Change in fair value of derivatives and other	8,698	2,182	(1,130)
Unrealized credit loss release (provision)	(626)	792	(256)
Other income (expense), net	378	302	515
Income tax benefit	145	742	283
Net income	$ 99,953	$ 25,455	$ 36,959

General and administrative expenses represent costs not directly associated with the operation and management of the Company's real estate properties and general contracting and real estate services businesses. General and administrative expenses include corporate office personnel salaries and benefits, bank fees, accounting fees, legal fees, and other corporate office expenses.

4.   *Leases*

Lessee Disclosures

As a lessee, the Company has eight ground leases on seven properties. These ground leases have maximum lease terms (including renewal options) that expire between 2074 and 2117. The exercise of lease renewal options is at the Company's sole discretion. The depreciable life of assets and leasehold improvements are limited by the expected lease term. Five of these leases have been classified as operating leases and three of these leases have been classified as finance leases. The Company's lease agreements do not contain any residual value guarantees or material restrictive covenants.

The components of lease cost for the years ended December 31, 2022, 2021, and 2020 were as follows (in thousands):

| | Years Ended December 31, | | |
	2022	2021	2020
Operating lease cost [(a)]	$ 1,969	$ 2,448	$ 2,626
Finance lease cost:			
Amortization of right-of-use assets [(a)]	1,110	1,022	586
Interest on lease liabilities	2,573	2,251	915

(a) Includes amortization of above & below-market ground lease intangible assets.

The table below presents supplemental cash flow information related to leases during the years ended December 31, 2022, 2021, and 2020 (in thousands):

	Years Ended December 31,		
	2022	**2021**	**2020**
Cash paid for amounts included in the measurement of lease liabilities			
Operating cash flows from operating leases	$ 1,797	$ 2,085	$ 2,113
Operating cash flows from finance leases	2,256	1,986	864

Additional information related to leases as of December 31, 2022 and 2021 were as follows:

	December 31,	
	2022	**2021**
Weighted Average Remaining Lease Term (years)		
Operating leases	35.8	36.7
Finance leases	42.7	43.7
Weighted Average Discount Rate		
Operating leases	5.5 %	5.5 %
Finance leases	5.7 %	5.7 %

The undiscounted cash flows to be paid on an annual basis for the next five years and thereafter are presented below. The total amount of lease payments, on an undiscounted basis, are reconciled to the lease liability, on the consolidated balance sheet by considering the present value discount.

Year Ending December 31,	**Operating Leases**	**Finance Leases**
	(in thousands)	
2023	$ 1,845	$ 2,311
2024	1,881	2,326
2025	1,897	2,363
2026	1,882	2,368
2027	1,890	2,391
Thereafter	66,495	124,293
Total undiscounted cash flows	75,890	136,052
Present value discount	(44,213)	(89,575)
Discounted cash flows	$ 31,677	$ 46,477

Lessor Disclosures

As a lessor, the Company leases its properties under operating leases and recognizes base rents on a straight-line basis over the lease term. The Company also recognizes revenue from tenant recoveries, through which tenants reimburse the Company on an accrual basis for certain expenses such as utilities, janitorial services, repairs and maintenance, security and alarms, parking lot and ground maintenance, administrative services, management fees, insurance, and real estate taxes. Rental revenues are reduced by the amount of any leasing incentives amortized on a straight-line basis over the term of the applicable lease. In addition, the Company recognizes contingent rental revenue (e.g., percentage rents based on tenant sales thresholds) when the sales thresholds are met. Many tenant leases include one or more options to renew, with renewal terms that can extend the lease term from one to 15 years or more. The exercise of lease renewal options is at the tenant's sole discretion. The Company includes a renewal period in the lease term only if it appears at lease inception that the renewal is reasonably certain.

Rental revenue for the years ended December 31, 2022, 2021, and 2020 comprised the following (in thousands):

	Years Ended December 31,		
	2022	**2021**	**2020**
Base rent and tenant charges	$ 212,046	$ 186,137	$ 159,747
Accrued straight-line rental adjustment	6,178	4,938	5,927
Lease incentive amortization	(684)	(660)	(693)
Below/(above) market lease amortization	1,754	1,725	1,507
Total rental revenue	$ 219,294	$ 192,140	$ 166,488

The Company's commercial tenant leases provide for minimum rental payments during each of the next five years and thereafter as follows (in thousands):

Year Ending December 31,	Operating Leases
2023	$ 124,838
2024	120,659
2025	110,981
2026	102,996
2027	91,857
Thereafter	541,166
Total	$ 1,092,497

5.   ***Real Estate Investments and Equity Method Investments***

The Company's real estate investments comprised the following as of December 31, 2022 and 2021 (in thousands):

	December 31, 2022			
	Income producing property	**Held for development**	**Construction in progress**	**Total**
Land	$ 285,030	$ 6,294	$ 5,000	$ 296,324
Land improvements	71,308	—	—	71,308
Buildings and improvements	1,527,876	—	—	1,527,876
Development and construction costs	—	—	48,067	48,067
Real estate investments	$ 1,884,214	$ 6,294	$ 53,067	$ 1,943,575

	December 31, 2021			
	Income producing property	**Held for development**	**Construction in progress**	**Total**
Land	$ 256,728	$ 6,294	$ 12,513	$ 275,535
Land improvements	65,565	—	—	65,565
Buildings and improvements	1,336,316	—	—	1,336,316
Development and construction costs	—	—	60,022	60,022
Real estate investments	$ 1,658,609	$ 6,294	$ 72,535	$ 1,737,438

2022 Operating Property Acquisitions

Constellation Energy Building

On January 14, 2022, the Company acquired a 79% membership interest and an additional 11% economic interest in the partnership that owns the Constellation Energy Building (previously referred to as the "Exelon Building") for a purchase price of approximately $92.2 million in cash and a loan to the seller of $12.8 million. The Constellation Energy Building is a mixed-use structure located in Baltimore's Harbor Point and is comprised of an office building, the Constellation Office, that serves as the headquarters for Constellation Energy Corp., which was spun-off from

Exelon, a Fortune 100 energy company, in February 2022, as well as a multifamily component, 1305 Dock Street. The Constellation Office includes a parking garage and retail space. The Constellation Energy Building was subject to a $156.1 million loan, which the Company immediately refinanced following the acquisition with a new $175.0 million loan. The new loan bears interest at a rate of the Bloomberg Short-Term Bank Yield Index ("BSBY") plus a spread of 1.50% and will mature on November 1, 2026. This loan is hedged by an interest rate derivative of 1.00% and 3.00% as well as an interest rate cap of 4.00%. See Note 9 for further details.

Pembroke Square

On November 4, 2022, the Company acquired a 124,000 square foot grocery-anchored shopping center in Virginia Beach, Virginia for a purchase price of $26.5 million plus capitalized acquisition costs of $0.2 million.

The following table summarizes the purchase price allocation (including acquisition costs) based on the relative fair value of the assets acquired for the three operating properties purchased during the year ended December 31, 2022 (in thousands):

	Constellation Energy Building[1]		Pembroke Square	
Land	$	23,317	$	14,513
Site improvements		141		465
Building		194,916		8,825
In-place leases		53,705		4,445
Above-market leases		306		—
Below-market leases		—		(1,557)
Net assets acquired	$	272,385	$	26,691

_____

(1) The Constellation Energy Building is comprised of two properties which include the Constellation Office and 1305 Dock Street.

2021 Operating Property Acquisitions

On February 26, 2021, the Company acquired Delray Beach Plaza, a Whole Foods-anchored retail property located in Delray Beach, Florida, for a contract price of $27.6 million plus capitalized transaction costs of $0.2 million. The developer of this property repaid the Company's mezzanine note receivable of $14.3 million at the time of the acquisition.

On June 28, 2021, the Company purchased the remaining 7.5% ownership interest in Hoffler Place for a cash payment of $0.3 million.

On June 28, 2021, the Company purchased the remaining 10% ownership interest in Summit Place for a cash payment of $0.5 million.

On July 28, 2021, the Company acquired Overlook Village, a retail center in Asheville, North Carolina, for a contract price of $28.3 million plus capitalized acquisition costs of $0.1 million.

On August 24, 2021, the Company acquired Greenbrier Square, a Kroger-anchored retail center in Chesapeake, Virginia, for total consideration of $36.5 million plus capitalized acquisition costs of $0.3 million. As a part of this acquisition, the Company assumed a note payable of $20.0 million.

The following table summarizes the purchase price allocation (including acquisition costs) based on relative fair value of the assets acquired and intangible liabilities assumed for the three operating properties purchased during the year ended December 31, 2021 (in thousands):

	Delray Beach Plaza	Overlook Village	Greenbrier Square
Land	$ —	$ 6,328	$ 8,549
Site improvements	4,607	1,727	1,974
Building and improvements	22,544	18,375	19,196
In-place leases	7,209	3,997	6,659
Above-market leases	—	81	1,753
Below-market leases	(3,121)	(2,146)	(1,365)
Finance lease liabilities	(27,940)	—	—
Finance lease right-of-use assets	24,466	—	—
Fair value adjustment on acquired debt	—	—	11
Net assets acquired	$ 27,765	$ 28,362	$ 36,777

2020 Operating Property Acquisitions

In June 2020, the Company exercised its option to purchase the remaining 21.0% ownership interest in 1405 Point in exchange for increased ground lease payments to be made over the approximately 42-year remaining lease term. The Company recorded a note payable of $6.1 million, which represents the present value of these payments. The ground lessor is an affiliate of our former joint venture partner.

On September 22, 2020, the Company exercised its option to purchase Nexton Square for $17.9 million cash and the assumption of a note payable of $22.9 million. The Company also incurred capitalized acquisition costs of $0.2 million. The developer of this property repaid the Company's mezzanine note receivable of $16.4 million at the time of the acquisition.

On October 1, 2020, the Company acquired Edison Apartments, a multifamily property located in downtown Richmond, Virginia, for consideration comprised of 633,734 Class A Units (as defined below), the assumption of a $16.4 million loan payable, and the assumption of $1.1 million in other assets and liabilities. The seller of the property was a partnership that includes several members from the Company's management team and board of directors.

On October 30, 2020, the Company acquired 79.0% of the partnership that owns The Residences at Annapolis Junction. As part of this purchase, the Company extinguished its note receivable for this project and made a cash payment of $0.2 million. The Company assumed an $83.4 million senior loan as part of this acquisition, which was immediately refinanced with a new $84.4 million loan. This refinanced loan bore interest at a rate of the Secured Overnight Financing Rate ("SOFR") plus a margin of 2.66% and was scheduled to mature on November 1, 2030. As part of this financing transaction, the partnership also purchased an interest rate cap for $0.1 million with a SOFR strike rate of 1.84%, which was scheduled to expire on November 1, 2023. Due to a preferred return that we received on this investment, no value was assigned to our partner's investment in this property at the time of the acquisition.

The following table summarizes the purchase price allocation (including acquisition costs) based on the relative fair value of the assets acquired and intangible liabilities assumed for the three operating properties acquired during the year ended December 31, 2020 (in thousands):

	Nexton Square	Edison Apartments	The Residences at Annapolis Junction
Land	$ 9,885	$ 3,428	$ 14,774
Site improvements	3,690	—	1,786
Building and improvements	24,070	18,227	101,219
Furniture and fixtures	—	355	1,796
In-place leases	5,239	1,882	4,079
Below-market leases	(1,877)	(140)	—
Fair value adjustment on acquired debt	364	(6)	—
Net assets acquired	$ 41,371	$ 23,746	$ 123,654

Other 2022 Real Estate Transactions

On January 14, 2022, the Company acquired the remaining 20% ownership interest in the entity that is developing the Ten Tryon project in Charlotte, North Carolina for a cash payment of $3.9 million. The Company recorded the amount as an adjustment to additional paid-in-capital.

On April 1, 2022, the Company completed the sale of Hoffler Place for a sale price of $43.1 million. The loss recognized upon sale was $0.8 million.

On April 11, 2022, the Company exercised its option to acquire an additional 16% of the partnership that owns The Residences at Annapolis Junction, increasing its ownership to 95%. In exchange for this increased partnership interest, the terms of the partnership waterfall calculation in the event of a capital event were modified.

On April 25, 2022, the Company completed the sale of Summit Place for a sale price of $37.8 million. The loss recognized upon sale was $0.5 million.

In addition to the losses recognized on the sales of the Hoffler Place and Summit Place student-housing properties during the year ended December 31, 2022 described above, the Company recognized impairment of real estate of $18.3 million to record these properties at their fair values during the three months ended December 31, 2021.

On June 29, 2022, the Company completed the sale of the Home Depot and Costco outparcels at North Pointe for a sale price of $23.9 million. The gain on disposition was $20.9 million.

On July 22, 2022, the Company completed the sale of The Residences at Annapolis Junction for a sale price of $150.0 million. The gain recognized on disposition was $31.5 million, $5.4 million of which was allocated to the Company's noncontrolling interest partner.

On July 26, 2022, the Company completed the sale of the AutoZone and Valvoline outparcels at Sandbridge Commons for a sale price of $3.5 million. The gain recognized on disposition was $2.4 million.

On September 23, 2022, the Company completed the sale of the retail portion of the Gainesville Apartments for a sale price of $1.5 million. There was no gain or loss on the disposition. In conjunction with the sale, the Company paid down the Gainesville Apartments loan by $0.8 million.

In October 2022, the Company acquired the remaining 5% ownership interest in the Gainesville Partnership (as defined below), which developed Gainesville Apartments. During 2022, the Company made earn-out payments totaling $4.2 million to its development partner in addition to development cost savings of $0.8 million paid to the partner.

On December 31, 2022, the Company acquired the remaining 30% of the partnership that owns the Market at Mill Creek shopping center in Mount Pleasant, South Carolina for total consideration of $1.5 million.

Other 2021 Real Estate Transactions

On January 4, 2021, the Company completed the sale of the 7-Eleven outparcel at Hanbury Village for a sales price of $2.9 million. The gain on disposition was $2.4 million.

On January 14, 2021, the Company completed the sale of a land outparcel at Nexton Square for a sale price of $0.9 million. There was no gain or loss on the disposition. In conjunction with the sale, the Company paid down the Nexton Square loan by $0.8 million.

On March 16, 2021, the Company completed the sale of Oakland Marketplace for a sale price of $5.5 million. The gain on disposition was $1.1 million.

On March 18, 2021, the Company completed the sale of easement rights at Courthouse 7-Eleven for a sale price of $0.3 million. The gain on disposition was $0.2 million.

During the three months ended March 31, 2021, the Company recognized impairment of real estate of $3.0 million related to the Socastee Commons shopping center in Myrtle Beach, South Carolina. The Company anticipated a decline in cash flows due to the expiration of the anchor tenant lease. The Company had not re-leased the anchor tenant space and had determined that it was not probable that this space would be leased at rates sufficient to recover the Company's investment in the property. The Company recorded an impairment loss equal to the excess of the book value of the property's assets over the estimated fair value of the property during the first quarter of 2021. On August 25, 2021, the Company completed the sale of Socastee Commons for a price of $3.8 million. The loss on disposition was $0.1 million.

On October 28, 2021 the Company completed the sale of Courthouse 7-Eleven for a sale price of $3.1 million. The gain on disposition was $1.1 million.

On November 16, 2021 the Company completed the sale of Johns Hopkins Village for a sale price of $75.0 million. The gain on disposition was $14.4 million.

On December 15, 2021, the Company completed the sale of a land parcel at Brooks Crossing for a sale price of $0.5 million. The loss recognized upon disposition was immaterial.

Other 2020 Real Estate Transactions

On January 10, 2020, the Company entered into an operating agreement with a partner to develop a mixed-use property in Charlotte, North Carolina. The Company had an 80% interest in 10th and Tryon Partners, LLC (the "Tryon Partnership"). On January 10, 2020, the Tryon Partnership purchased land for a purchase price of $6.3 million for this project. The Company was responsible for funding the equity requirements of this development, including the $6.3 million purchase of the land. Management has concluded that this entity was a VIE as it lacked sufficient equity to fund its operations without additional financial support. The Company was the developer of the project and had the power to direct the activities of the project that most significantly impacted its financial performance. Therefore, the Company was the project's primary beneficiary and consolidated the Tryon Partnership in its consolidated financial statements. On January 14, 2022, the Company acquired the remaining 20% ownership interest in the partnership.

On September 12, 2019, the Company entered into an operating agreement with a partner to develop a mixed-use property in Belmont, North Carolina. The Company has an 85% interest in Chronicle Holdings, LLC (the "Chronicle Partnership"). On March 20, 2020, the Chronicle Partnership purchased land for a purchase price of $2.3 million for this project. The Company is responsible for funding the equity requirements of this development, including the $2.3 million purchase of the land. Management has concluded that this entity is a VIE as it lacks sufficient equity to fund its operations without additional financial support. The Company is the developer of the project and has the power to direct the activities of the project that most significantly impact its financial performance. Therefore, the Company is the project's primary beneficiary and consolidates the Chronicle Partnership in its consolidated financial statements.

On May 29, 2020, the Company sold a portfolio of seven retail properties for $90.0 million. The portfolio consisted of Alexander Pointe, Bermuda Crossroads, Gainsborough Square, Harper Hill Commons, Indian Lakes Crossing, Renaissance Square, and Stone House Square. The gain on sale was $2.8 million. In connection with the sale of this portfolio, the Company repaid $61.9 million on its revolving credit facility, resulting in net proceeds of $25.9 million.

On August 31, 2020, the Company entered into an operating agreement with a partner to develop a mixed-use project in Gainesville, Georgia. The Company initially had a 95% ownership interest in Gainesville Development, LLC (the "Gainesville Partnership"). The Gainesville Partnership acquired undeveloped land on August 31, 2020 for a purchase price of $5.0 million and immediately began development of the site. The Company was responsible for funding the equity requirements of this development. Management has concluded that this entity is a VIE as it lacks sufficient equity to fund its operations without additional financial support. By August 31, 2023, the Company was required to acquire its partner's 5% ownership interest for up to $4.2 million, subject to the initial operating performance of the property. As the Company was required to obtain this ownership interest, the Company consolidates the project in its consolidated financial statements. The Company has recorded a note payable liability of $3.8 million in its consolidated financial statements for the years ended December 31, 2021 and 2020, which was the fair value of the anticipated payments to be made to its partner. As disclosed above, the Company acquired its partner's 5% ownership interest in October 2022.

On September 1, 2020, the Company completed the sale of the Walgreens outparcel at Hanbury Village. Net proceeds after the transaction costs were $7.0 million. The gain on disposition was $3.6 million.

On October 2, 2020, the Company purchased the remaining 20% noncontrolling interest in the Southern Post, a mixed-use development project in Roswell, Georgia in exchange for a cash payment of $3.5 million and future consideration of $1.5 million to be paid in cash upon satisfaction of certain conditions.

Equity Method Investments

Harbor Point Parcel 3

The Company owns a 50% interest in Harbor Point Parcel 3, a joint venture with Beatty Development Group, for purposes of developing T. Rowe Price's new global headquarters office building in Baltimore, Maryland. The Company is a noncontrolling partner in the joint venture and will serve as the project's general contractor. During the year ended December 31, 2022, the Company invested $27.9 million in Harbor Point Parcel 3. The Company has an current estimated total equity commitment of $44.6 million relating to this project. In October 2022, Harbor Point Parcel 3 modified its construction loan, which was increased from $161.7 million to $180.4 million as a result of an increase in the scope of the project. In accordance with a preexisting promissory note secured by the development partner's ownership interest in Harbor Point Parcel 4, the Company advanced $3.8 million to the Harbor Point Parcel 3 development partner to satisfy its additional equity contribution required under the Harbor Point Parcel 3 operating agreement. As of December 31, 2022 and December 31, 2021, the carrying value of the Company's investment in Harbor Point Parcel 3 was $39.8 million and $12.7 million, respectively. As of December 31, 2022, the carrying value of this investment excludes $0.9 million of intra-entity profits. For the years ended December 31, 2022 and 2021, Harbor Point Parcel 3 had no operating activity, and therefore the Company received no allocated income.

Based on the terms of the operating agreement, the Company has concluded that Harbor Point Parcel 3 is a VIE and that the Company holds a variable interest. The Company has significant influence over the project due to its 50% ownership interest; however, the Company does not have the power to direct the activities of the project that most significantly impact its performance. This includes activity as the managing member of the entity, which is a power that is retained by the Company's joint venture partner. Accordingly, the Company is not the project's primary beneficiary and, therefore, does not consolidate Harbor Point Parcel 3 in its consolidated financial statements. The Company's investment in the project is recorded as an equity method investment in the consolidated balance sheets.

Harbor Point Parcel 4

On April 1, 2022, the Company acquired a 78% interest in Harbor Point Parcel 4, a real estate venture with Beatty Development Group, for purposes of developing a mixed-use project, which is planned to include multifamily units, retail space, and a parking garage. The Company holds an option to increase its ownership to 90%. The Company is a noncontrolling partner in the real estate venture and will serve as the project's general contractor. During the year ended December 31, 2022, the Company invested $32.4 million in Harbor Point Parcel 4. The Company has a current estimated total equity commitment of $102.6 million relating to this project. As of December 31, 2022, the carrying value of the Company's investment in Harbor Point Parcel 4 was $32.2 million. As of December 31, 2022, the carrying value of this investment excludes $0.2 million of intra-entity profits. For the year ended December 31, 2022, Harbor Point Parcel 4 had no operating activity, and therefore the Company received no allocated income.

Based on the terms of the operating agreement, the Company has concluded that Harbor Point Parcel 4 is a VIE and that the Company holds a variable interest. The Company has significant influence over the project due to its 78% ownership interest; however, the Company does not have the power to direct the activities of the project that most significantly impact its performance. This includes activity as the managing member of the entity, which is a power that is retained by the Company's partner. Accordingly, the Company is not the project's primary beneficiary and, therefore, does not consolidate Harbor Point Parcel 4 in its consolidated financial statements. The Company's investment in the project is recorded as an equity method investment in the consolidated balance sheets.

6. *Notes Receivable and Current Expected Credit Losses*

Notes Receivable

The Company had the following loans receivable outstanding as of December 31, 2022 and 2021 ($ in thousands):

Development Project	Outstanding loan amount [a] December 31, 2022	Outstanding loan amount [a] December 31, 2021	Maximum loan commitment	Interest rate	Interest compounding
City Park 2	$ 19,062	$ —	$ 20,594	13.0 %	Annually
Solis Gainesville II	6,638	—	19,595	14.0 %	Annually
Interlock Commercial	86,584	95,379	107,000 [b]	15.0 %	None
Nexton Multifamily	—	23,567	22,315	11.0 %	Annually
Total mezzanine	112,284	118,946	$ 169,504		
Constellation Energy Building note receivable	12,834	—			
Other notes receivable	11,512	7,234			
Notes receivable guarantee premium	701	1,243			
Allowance for credit losses[c]	(1,292)	(994)			
Total notes receivable	$ 136,039	$ 126,429			

(a) Outstanding loan amounts include any accrued and unpaid interest, as applicable.
(b) This amount includes interest reserves.
(c) The amounts as of December 31, 2022 and 2021 exclude $0.3 million and less than $0.1 million, respectively, of CECL allowance that relates to the unfunded commitments, which were recorded as a liability under Other liabilities in the consolidated balance sheets.

Interest on the mezzanine loans and preferred equity is accrued and funded utilizing the interest reserves for each loan, which are components of the respective maximum loan commitments, and such accrued interest is added to the loan receivable balances. The Company recognized interest income for the years ended December 31, 2022, 2021, and 2020 as follows (in thousands):

Development Project	Years Ended December 31, 2022	Years Ended December 31, 2021	Years Ended December 31, 2020
The Residences at Annapolis Junction	$ —	$ —	$ 2,468 [a][b]
City Park 2	1,038	—	—
Delray Beach Plaza	—	—	489 [a]
Solis Gainesville II	205	—	—
Nexton Square	—	—	1,177
Interlock Commercial[c]	9,870 [c]	12,769 [c]	12,267 [c]
Nexton Multifamily	5,348 [e]	1,252	—
Solis Apartments at Interlock	—	4,005 [d]	3,382
Total mezzanine	16,461	18,026	19,783
Other interest income	517	431	58
Total interest income	$ 16,978	$ 18,457	$ 19,841

(a) Loan was placed on nonaccrual status effective April 1, 2020.
(b) Includes amortization of the $5.0 million loan modification fee paid by the borrower in November 2018. Additionally, the amount includes $1.5 million of interest income recognition relating to an exit fee that was due upon repayment of the loan.
(c) The amounts of 2022, 2021 and 2020 include $1.1 million, $2.0 million and $2.3 million, respectively, of interest income recognition relating to an exit fee that is due upon repayment of the loan.
(d) Includes prepayment premium of $2.4 million received from the early payoff of the loan.
(e) Includes prepayment premium of $2.7 million received from the early payoff of the loan.

Interlock Commercial

In October 2018, the Company financed a bridge loan with a maximum commitment of $4.0 million to The Interlock, LLC ("Interlock"), the developer of the office and retail components of The Interlock, a new mixed-use public-private partnership with Georgia Tech in West Midtown Atlanta. This loan was subsequently modified as described below.

On December 21, 2018, the Company entered into a mezzanine loan agreement with Interlock for a maximum principal amount of $67.0 million and a total maximum commitment, including accrued interest reserves, of $95.0 million. The previous loan was repaid from proceeds of the mezzanine loan. The mezzanine loan bears interest at a rate of 15.0% per annum and matures at the earlier of (i) 24 months after the original maturity date or earlier termination date of the senior construction loan or (ii) any sale, transfer, or refinancing of the project. In the event that the maturity date is established as being 24 months after the original maturity date or earlier termination date of the senior construction loan, Interlock will have the right to extend the maturity date for 5 years.

On April 19, 2019, the borrower executed its senior construction loan, and the Company's payment guarantee of up to $30.7 million became effective. See Note 15 for additional information. See Note 18 for additional discussion.

In May 2020, the Company modified the Interlock Commercial loan to allow for an additional $8.0 million of loan funding; this additional loan funding may be available for cost overruns as well as the building of townhome units as an additional phase of this development project. The borrower subsequently decided to forego development of these townhome units. The borrower also modified the senior construction loan on the project.

On October 2, 2020, the Interlock Commercial loan was modified to decrease the exit fee, subject to the satisfaction of certain conditions. As a result, the exit fee for this loan may range from $6.5 million to $7.5 million. The Company has reduced its estimate of exit fees to be collected to $6.5 million and prospectively adjusted the recognition of the exit fee in interest income. The Company has recognized $4.9 million of this fee as of December 31, 2021.

In March 2021, the Company loaned an additional $7.5 million as part of the Interlock Commercial loan to fund project costs due to an additional equity requirement to reduce the senior loan. In September 2021, the loan was modified to increase the maximum loan commitment to $107.0 million, including $70.1 million of principal, and to modify and clarify certain rights and responsibilities under the loan.

During February 2022, the Company received $13.5 million as a partial repayment of the Interlock Commercial mezzanine loan, which consisted of $11.1 million of principal and $2.4 million of interest. During March 2022, the company received $0.7 million as an additional repayment, which consisted of $0.2 million of principal and $0.5 million of interest. During September 2022, the Company received $2.7 million as an additional repayment, which consisted of $1.0 million of principal and $1.7 million of interest. During December 2022, the Company received $0.4 million as an additional repayment, which fully consisted of interest.

Management has concluded that this entity is a VIE. Because Interlock is the developer and managing member of The Interlock, the Company does not have the power to direct the activities of the project that most significantly impact its performance. Therefore, the Company is not the project's primary beneficiary and does not consolidate the project in its consolidated financial statements.

Nexton Multifamily

On April 1, 2021, the Company entered into a $22.3 million preferred equity investment for the development of a multifamily property located in Summerville, South Carolina, adjacent to the Company's Nexton Square property. The investment had economic terms consistent with a note receivable, including a mandatory redemption or maturity on October 1, 2026, and it is accounted for as a note receivable. The Company's investment bore interest at a rate of 11%, compounded annually.

Management had concluded that this entity was a VIE. Because the other investor in the project, TP Nexton LLC, was the developer of Nexton Multifamily, the Company did not have the power to direct the activities of the project that most significantly impacted its performance. Accordingly, the Company was not the project's primary beneficiary and did not consolidate the project in its consolidated financial statements.

On December 30, 2022 the Company's preferred equity investment was redeemed in full for total consideration of $28.9 million, including $6.6 million of minimum return consisting of $3.9 million of interest and a $2.7 million prepayment premium.

City Park 2

On March 23, 2022, the Company entered into a $20.6 million preferred equity investment for the development of a multifamily property located in Charlotte, North Carolina. The investment has economic terms consistent with a note receivable, including a mandatory redemption or maturity on April 28, 2026, and it is accounted for as a note receivable. The Company's investment bears interest at a rate of 13%, compounded annually.

Management has concluded that this entity is a VIE. Because the other investor in the project, TP City Park 2 LLC, is the developer of City Park 2 Multifamily, the Company does not have the power to direct the activities of the project that most significantly impact its performance. Accordingly, the Company is not the project's primary beneficiary and does not consolidate the project in its consolidated financial statements.

Solis Gainesville II

On October 3, 2022, the Company entered into a $19.6 million preferred equity investment for the development of a multifamily property located in Gainesville, Georgia (Solis Gainesville II). The investment has economic terms consistent with a note receivable, including a mandatory redemption or maturity on October 3, 2026, and it is accounted for as a note receivable. The Company's investment bears interest at a rate of 14%, compounded annually, with minimum interest of $5.9 million over the life of the investment.

Management has concluded that this entity is a VIE. Because the other investor in the project, TP Gainesville II LLC, is the developer and managing member of Solis Gainesville II, the Company does not have the power to direct the activities of the project that most significantly impact its performance. Accordingly, the Company is not the project's primary beneficiary and does not consolidate the project in its consolidated financial statements.

Guarantee liabilities

As of December 31, 2022, the Company had outstanding payment guarantees for the senior loans on Interlock Commercial and Harbor Point Parcel 4 as described above. As of December 31, 2022 and 2021, the Company has recorded a guarantee liability of $0.9 million and $1.2 million, respectively, representing the unamortized fair value. These guarantees are classified as other liabilities on the Company's consolidated balance sheets, with a corresponding adjustment to the notes receivable balance on the consolidated balance sheets. See Note 18 for additional information on the Company's outstanding guarantees.

Allowance for Loan Losses

The Company is exposed to credit losses primarily through its mezzanine lending activities and preferred equity investments. As of December 31, 2022, the Company had three mezzanine loans, including the City Park 2 and Solis Gainesville II preferred equity investments that are accounted for as notes receivable, each of which are financing development projects in various stages of completion or lease-up. Each of these projects is subject to a loan that is senior to the Company's mezzanine loan. Interest on these loans is paid in kind and is generally not expected to be paid until a sale of the project after completion of the development.

The Company updated the risk ratings for each of its notes receivable as of December 31, 2022 and obtained industry loan loss data relative to these risk ratings. Each of the outstanding loans as of December 31, 2022 was "Pass" rated. The Company's analysis resulted in an allowance for loan losses of approximately $1.6 million as of the year ended December 31, 2022. An allowance related to unfunded commitments of approximately $0.3 million as of December 31, 2022 was recorded as Other liabilities on the consolidated balance sheet.

At December 31, 2022, the Company reported $136.0 million of notes receivable, net of allowances of $1.3 million. At December 31, 2021, the Company reported $126.4 million of notes receivable, net of allowances of $1.0 million.

Changes in the allowance for funded and unfunded commitments for the years ended December 31, 2022 and 2021 were as follows (in thousands):

	Year ended December 31, 2022			Year ended December 31, 2021		
	Funded	Unfunded	Total	Funded	Unfunded	Total
Beginning balance	$ 994	$ 10	$ 1,004	$ 2,584	$ —	$ 2,584
Unrealized credit loss provision (release)	298	328	626	(802)	10	(792)
Extinguishment due to acquisition	—	—	—	(788)	—	(788)
Ending balance	$ 1,292	$ 338	$ 1,630	$ 994	$ 10	$ 1,004

During the year ended December 31, 2020, the Company placed the loans for Delray Beach Plaza and The Residences at Annapolis Junction on non-accrual status with total amortized cost basis of $13.6 million. As a result, there was $5.1 million of interest income not recognized during the twelve months ended December 31, 2020. As of December 31, 2021, there were no loans on non-accrual status. During the year ended December 31, 2022, the Company had the Constellation Energy Building note, which bears interest at 3% per annum, on non-accrual status. The principal balance of the note receivable is adequately secured by the seller's partnership interest. As of December 31, 2022, there were no other loans on non-accrual status.

7.   *Construction Contracts*

Construction contract costs and estimated earnings in excess of billings represent reimbursable costs and amounts earned under contracts in progress as of the balance sheet date. Such amounts become billable according to contract terms, which usually consider the passage of time, achievement of certain milestones, or completion of the project. The Company expects to bill and collect substantially all construction contract costs and estimated earnings in excess of billings as of December 31, 2022 during the year ending December 31, 2023.

Billings in excess of construction contract costs and estimated earnings represent billings or collections on contracts made in advance of revenue recognized.

The following table summarizes the changes to the balances in the Company's construction contract costs and estimated earnings in excess of billings account and the billings in excess of construction contract costs and estimated earnings account for the years ended December 31, 2022 and 2021 (in thousands):

	Year ended December 31, 2022		Year ended December 31, 2021	
	Construction contract costs and estimated earnings in excess of billings	Billings in excess of construction contract costs and estimated earnings	Construction contract costs and estimated earnings in excess of billings	Billings in excess of construction contract costs and estimated earnings
Beginning balance	$ 243	$ 4,881	$ 138	$ 6,088
Revenue recognized that was included in the balance at the beginning of the period	—	(4,881)	—	(6,088)
Increases due to new billings, excluding amounts recognized as revenue during the period	—	18,238	—	6,237
Transferred to receivables	(965)	—	(714)	—
Construction contract costs and estimated earnings not billed during the period	342	—	243	—
Changes due to cumulative catch-up adjustment arising from changes in the estimate of the stage of completion	722	(723)	576	(1,356)
Ending balance	$ 342	$ 17,515	$ 243	$ 4,881

The Company defers pre-contract costs when such costs are directly associated with specific anticipated contracts and their recovery is probable. Pre-contract costs of $1.3 million and $2.2 million were deferred as of December 31, 2022 and 2021, respectively. Amortization of pre-contract costs for the years ended December 31, 2022 and 2021 was $1.1 million and $0.3 million, respectively.

Construction receivables and payables include retentions, which are amounts that are generally withheld until the completion of the contract or the satisfaction of certain restrictive conditions such as fulfillment guarantees. As of

December 31, 2022 and 2021, construction receivables included retentions of $8.3 million and $3.1 million, respectively. The Company expects to collect substantially all construction receivables as of December 31, 2022 during the year ending December 31, 2023. As of December 31, 2022 and 2021, construction payables included retentions of $24.7 million and $4.2 million, respectively. The Company expects to pay substantially all construction payables as of December 31, 2022 during the year ending December 31, 2023.

The Company's net position on uncompleted construction contracts comprised the following as of December 31, 2022 and 2021 (in thousands):

	December 31,			
		2022		2021
Costs incurred on uncompleted construction contracts	$	571,465	$	379,993
Estimated earnings		22,162		15,115
Billings		(610,800)		(399,746)
Net position	$	(17,173)	$	(4,638)
Construction contract costs and estimated earnings in excess of billings	$	342	$	243
Billings in excess of construction contract costs and estimated earnings		(17,515)		(4,881)
Net position	$	(17,173)	$	(4,638)

The Company's balances and changes in construction contract price allocated to unsatisfied performance obligations (backlog) for each of the three years ended December 31, 2022, 2021 and 2020 were as follows (in thousands):

	Years Ended December 31,					
		2022		2021		2020
Beginning backlog	$	215,519	$	71,258	$	242,622
New contracts/change orders		685,753		236,077		45,882
Work performed		(235,707)		(91,816)		(217,246)
Ending backlog	$	665,565	$	215,519	$	71,258

The Company expects to complete a majority of the uncompleted contracts as of December 31, 2022 during the next 12 to 18 months.

8. Indebtedness

The Company's indebtedness comprised the following as of December 31, 2022 and 2021 (dollars in thousands):

	Principal Balance		Interest Rate [a]	Maturity Date
	December 31,		December 31,	
	2022	2021	2022	
Secured Debt				
Delray Beach Plaza[b]	$ —	$ 14,039	N/A	N/A
Red Mill West[c]	—	10,386	N/A	N/A
Hoffler Place[d][e]	—	18,400	N/A	N/A
Summit Place[d][e]	—	23,100	N/A	N/A
North Pointe Center Note 2[f]	—	1,942	N/A	N/A
The Residences at Annapolis Junction[g]	—	84,375	N/A	N/A
Marketplace at Hilltop[h]	—	9,706	N/A	N/A
1405 Point[i]	—	52,286	N/A	N/A
Brooks Crossing Office[i]	—	14,882	N/A	N/A
One City Center[i]	—	24,084	N/A	N/A
Wills Wharf[j]	—	64,288	N/A	N/A
249 Central Park Retail[j][k]	—	16,352	N/A	N/A
Fountain Plaza Retail[j][k]	—	9,841	N/A	N/A
South Retail[j][k]	—	7,179	N/A	N/A
Chronicle Mill	27,630	—	LIBOR+ 3.00%	May 5, 2024
Red Mill Central	2,013	2,188	4.80%	June 17, 2024
Premier Apartments[l]	16,269	16,508	LIBOR+ 1.55%	October 31, 2024
Premier Retail[l]	8,013	8,131	LIBOR+ 1.55%	October 31, 2024
Red Mill South	5,191	5,518	3.57%	May 1, 2025
Market at Mill Creek	12,494	13,142	LIBOR+ 1.55%	July 12, 2025
Gainesville Apartments	30,000	18,114	SOFR+ 1.50%	December 20, 2025
Encore Apartments[m]	23,980	24,523	2.93%	February 10, 2026
4525 Main Street[m]	30,785	31,476	2.93%	February 10, 2026
Southern Post[n]	—	—	SOFR+ 2.25%	August 25, 2026
Thames Street Wharf	69,327	70,761	BSBY+ 1.30% [o]	September 30, 2026
Constellation Energy Building	175,000	—	BSBY+ 1.50%	November 1, 2026
Southgate Square	26,195	27,060	LIBOR+ 1.90%	December 21, 2026
Nexton Square	22,195	20,107	SOFR+ 1.95%	June 30, 2027
Liberty Apartments	20,926	13,572	SOFR+ 1.50%	September 27, 2027
Greenbrier Square	19,940	20,000	3.74%	October 10, 2027
Lexington Square	13,892	14,172	4.50%	September 1, 2028
Red Mill North	4,079	4,189	4.73%	December 31, 2028
Greenside Apartments	31,862	32,598	3.17%	December 15, 2029
Smith's Landing	15,535	16,452	4.05%	June 1, 2035
Edison Apartments	15,563	15,926	5.30%	December 1, 2044
The Cosmopolitan	41,243	42,090	3.35%	July 1, 2051
Total secured debt	**$ 612,132**	**$ 747,387**		
Unsecured Debt				
Senior unsecured revolving credit facility	$ 61,000	$ 5,000	SOFR+ 1.30%-1.85%	January 22, 2027
M&T unsecured term loan	100,000	—	SOFR+ 1.25%-1.80% [o]	March 8, 2027
Senior unsecured term loan	31,658	19,500	SOFR+ 1.25%-1.80%	January 21, 2028
Senior unsecured term loan	268,342	185,500	SOFR+ 1.25%-1.80% [o]	January 21, 2028
Total unsecured debt	**461,000**	**210,000**		
Total principal balances	**1,073,132**	**957,387**		
Other note payable[p]	6,131	10,144 [q]		
Unamortized GAAP adjustments	(11,002)	(8,621)		
Loans reclassified to liabilities related to assets held for sale, net	—	(41,354)		
Indebtedness, net	**$ 1,068,261**	**$ 917,556**		

(a) London Inter-Bank Offered Rate ("LIBOR"), SOFR, and BSBY rates are determined by individual lenders.

(b) On January 19, 2022 the Delray Beach Plaza note was paid off.
(c) On March 3, 2022 the Red Mill West note was paid off.
(d) Cross collateralized.
(e) The loans secured by Hoffler Place and Summit Place were paid off on April 1, 2022 and April 25, 2022, respectively, in conjunction with the sales of the properties. Both properties were held for sale as of December 31, 2021.
(f) On June 29, 2022 the note associated with North Pointe Phase II was paid off in conjunction with the sale of the property.
(g) On July 22, 2022 the note associated with The Residences at Annapolis Junction was paid off in conjunction with the sale of the property.
(h) On August 15, 2022 the Marketplace at Hilltop note was paid off.
(i) On August 25, 2022 the notes secured by the 1405 Point, Brooks Crossing Office, and One City Center properties were paid off.
(j) On December 6, 2022 these notes were paid off with the proceeds of the M&T unsecured term loan.
(k) Cross collateralized.
(l) Cross collateralized.
(m) Cross collateralized.
(n) No funding on the construction loan as of December 31, 2022.
(o) Includes debt subject to interest rate swap agreements.
(p) Represents the fair value of additional ground lease payments at 1405 Point over the approximately 40-year remaining lease term.
(q) Includes an earn-out liability for the Gainesville Apartments development project as of December 31, 2021, which was paid in October 2022.

The Company's indebtedness was comprised of the following fixed and variable-rate debt as of December 31, 2022 and 2021 (in thousands):

| | December 31, | | | |
	2022		2021	
Fixed-rate debt	$	641,752	$	534,371
Variable-rate debt		431,380		423,016
Total principal balance	$	1,073,132	$	957,387

Certain loans require the Company to comply with various financial and other covenants, including the maintenance of minimum debt coverage ratios. As of December 31, 2022, the Company was in compliance with all loan covenants.

Scheduled principal repayments and maturities during each of the next five years and thereafter are as follows (in thousands):

Year [1]	Scheduled Principal Payments		Maturities		Total Payments	
2023	$	9,770	$	—	$	9,770
2024		10,376		53,022		63,398
2025		10,736		45,259		55,995
2026		8,150		309,376		317,526
2027		4,796		217,779		222,575
Thereafter		61,763		342,105		403,868
Total [1]	$	105,591	$	967,541	$	1,073,132

_____

[1] Debt principal payments and maturities exclude increased ground lease payments at 1405 Point which are classified as a note payable in the Company's consolidated balance sheets.

Amended Credit Facility

On August 23, 2022, the Company, as parent guarantor, and the Operating Partnership, as borrower, entered into an amended and restated credit agreement (the "Credit Agreement"), which provides for a $550.0 million credit facility comprised of a $250.0 million senior unsecured revolving credit facility (the "revolving credit facility") and a $300.0 million senior unsecured term loan facility (the "term loan facility" and, together with the revolving credit facility, the "amended credit facility"), with a syndicate of banks. The amended credit facility replaces the prior $150.0 million revolving credit facility, which was scheduled to mature on January 24, 2024, and the prior $205.0 million term loan facility, which was scheduled to mature on January 24, 2025.

The amended credit facility includes an accordion feature that allows the total commitments to be increased to $1.0 billion, subject to certain conditions, including obtaining commitments from any one or more lenders. The revolving credit facility has a scheduled maturity date of January 22, 2027, with two six-month extension options, subject to the Company's satisfaction of certain conditions, including payment of a 0.075% extension fee at each extension. The term loan facility has a scheduled maturity date of January 21, 2028.

The revolving credit facility bears interest at SOFR plus a margin ranging from 1.30% to 1.85%, and the term loan facility bears interest at SOFR plus a margin ranging from 1.25% to 1.80%, in each case depending on the Company's total leverage. The Company is also obligated to pay an unused commitment fee of 15 or 25 basis points on the unused portions of the commitments under the revolving credit facility, depending on the amount of borrowings under the revolving credit facility. If the Company or the Operating Partnership attains investment grade credit ratings from both S&P Global Ratings and Moody's Investors Service, Inc., the Operating Partnership may elect to have borrowings become subject to interest rates based on such credit ratings. The Company may, at any time, voluntarily prepay any loan under the amended credit facility in whole or in part without premium or penalty.

The Operating Partnership is the borrower under the amended credit facility, and its obligations under the amended credit facility are guaranteed by the Company and certain of its subsidiaries that are not otherwise prohibited from providing such guaranty. The Credit Agreement contains customary representations and warranties and financial and other affirmative and negative covenants. The Company's ability to borrow under the amended credit facility is subject to ongoing compliance with a number of financial covenants, affirmative covenants, and other restrictions. The Credit Agreement includes customary events of default, in certain cases subject to customary cure periods. The occurrence of an event of default, if not cured within the applicable cure period, would permit the lenders to, among other things, declare the unpaid principal, accrued and unpaid interest, and all other amounts payable under the amended credit facility to be immediately due and payable.

On January 7, 2021, the Operating Partnership entered into a $15.0 million standby letter of credit using the available capacity under the prior credit facility to guarantee the funding of its investment in the Harbor Point Parcel 3 joint venture, which is the developer of T. Rowe Price's new global headquarters. This letter of credit was available for draw down on the prior revolving credit facility in the event the Company did not meet its equity requirement. The letter of credit expired on January 4, 2022 and was not required to be renewed.

The Company is currently in compliance with all covenants under the Credit Agreement.

M&T Term Loan Facility

On December 6, 2022, the Company, as parent guarantor, and the Operating Partnership, as borrower, entered into a term loan agreement (the "M&T term loan agreement") with Manufacturers and Traders Trust Company, as lender and administrative agent, which provides a $100.0 million senior unsecured term loan facility (the "M&T term loan facility"), with the option to increase the total capacity to $200.0 million, subject to the Company's satisfaction of certain conditions. The proceeds from the M&T term loan facility were used to repay the loans secured by the Wills Wharf, 249 Central Park Retail, Fountain Plaza Retail, and South Retail properties. The M&T term loan facility has a scheduled maturity date of March 8, 2027, with a one-year extension option, subject to the Company's satisfaction of certain conditions, including payment of a 0.075% extension fee.

The M&T term loan facility bears interest at a rate elected by the Operating Partnership based on term SOFR, Daily Simple SOFR, or the Base Rate (as defined below), and in each case plus a margin. The margin under each interest rate election depends on the Company's total leverage. The "Base Rate" is equal to the highest of: (a) the rate of interest in effect for such day as publicly announced from time to time by M&T Bank as its "prime rate" for such day, (b) the Federal Funds Rate for such day, plus 0.50%, (c) one month term SOFR for such day plus 100 basis points and (d) 1.00%. For the year ended December 31, 2022, the Operating Partnership has elected for the loan to bear interest at term SOFR plus margin. If the Company or the Operating Partnership attains investment grade credit ratings from both S&P Global Ratings and Moody's Investor Service, Inc., the Operating Partnership may elect to have borrowings become subject to interest rates based on such credit ratings. The Company may, at any time, voluntarily prepay the M&T term loan facility in whole or in part without premium or penalty, provided certain conditions are met.

The Operating Partnership is the borrower under the M&T term loan facility, and its obligations under the M&T term loan facility are guaranteed by the Company and certain of its subsidiaries that are not otherwise prohibited from providing such guaranty. The M&T term loan agreement contains customary representations and warranties and financial and other affirmative and negative covenants. The Company's ability to borrow under the M&T term loan facility is subject to ongoing compliance with a number of financial covenants, affirmative covenants, and other restrictions. The term loan agreement includes customary events of default, in certain cases subject to customary cure periods. The occurrence of an event of default, if not cured within the applicable cure period, would permit the lenders to, among other things, declare the unpaid principal, accrued and unpaid interest, and all other amounts payable under the M&T term loan facility to be immediately due and payable.

The Company is currently in compliance with all covenants under the M&T term loan agreement.

Other 2022 Financing Activity

On January 5, 2022, the Company contributed $2.6 million to the Harbor Point Parcel 3 joint venture in order to meet the lender's equity funding requirement since the $15.0 million standby letter of credit discussed above expired on January 4, 2022.

On January 14, 2022, the Company acquired a 79% membership interest and an additional 11% economic interest in the partnership that owns the mixed-use property known as the Constellation Energy Building. The property was subject to a $156.1 million loan, which the Company immediately refinanced following the acquisition with a new $175.0 million loan. The new loan bears interest at a rate of BSBY plus a spread of 1.50% and will mature on November 1, 2026.

On January 19, 2022, the Company paid off the $14.1 million balance of the loan secured by the Delray Beach Plaza shopping center.

On March 3, 2022, the Company paid off the $10.3 million balance of the loan secured by the Red Mill West Commons shopping center.

On April 25, 2022, Harbor Point Parcel 3, a joint venture to which the Company is party, entered into a construction loan agreement for $161.5 million.

On April 1, 2022, the Company paid off the $18.4 million loan secured by Hoffler Place in conjunction with the sale of the property.

On April 25, 2022, the Company paid off the $23.1 million loan secured by Summit Place in conjunction with the sale of the property.

On April 25, 2022, Harbor Point Parcel 4, a real estate venture to which the Company is party, entered into a construction loan agreement for $109.7 million.

On June 29, 2022, the Company paid off the $1.9 million loan balance associated with North Pointe Phase II in conjunction with the sale of the property leased and occupied by Costco.

On June 30, 2022, the Company refinanced the $20.1 million loan secured by Nexton Square. The new $22.5 million loan bears interest at a rate of SOFR plus a spread of 1.95% (SOFR has a 0.30% floor) and will mature on June 30, 2027.

On July 22, 2022, the Company paid off the $84.4 million loan secured by The Residences at Annapolis Junction in conjunction with the sale of the property.

On August 15, 2022, the Company paid off the $9.4 million balance of the loan secured by the Marketplace at Hilltop shopping center.

On August 25, 2022, the Company paid off the $51.8 million, $14.6 million, and $23.6 million balances of the loans secured by the 1405 Point, Brooks Crossing Office, and One City Center properties, respectively.

On August 25, 2022, the Company entered into a $73.6 million construction loan agreement for the Southern Post development project. The loan bears interest at a rate of SOFR plus a spread of 2.25%. The loan matures on August 25, 2026 and has two 12-month extension options. There was no balance outstanding on the loan as of December 31, 2022.

On September 27, 2022, the Company refinanced the $13.4 million loan secured by Liberty Apartments. The new $21.0 million loan bears interest at a rate of SOFR plus a spread of 1.50% and will mature on September 27, 2027.

On December 6, 2022, the Company paid off the $64.3 million, $16.1 million, $9.7 million, and $7.1 million balances of the loans secured by the Wills Wharf, 249 Central Park Retail, Fountain Plaza Retail, and South Retail properties, respectively.

On December 20, 2022, the Company refinanced the $29.6 million loan secured by Gainesville Apartments. The new $30.0 million loan bears interest at a rate of SOFR plus a spread of 1.50%. The loan matures on December 20, 2025 and has two 12-month extension options, subject to certain conditions.

During the year ended December 31, 2022, the Company borrowed $39.8 million under its existing construction loans to fund new development and construction.

2021 Financing Activity

On January 15, 2021, the Company refinanced the loan secured by 4525 Main Street and Encore Apartments. The Company increased the balance by $1.5 million, bringing the total balance of the loan to $57.0 million. The new loan bears interest at a rate of 2.93% and will mature on February 10, 2026.

On January 28, 2021, the Company refinanced the Nexton Square loan and paid the balance down by $2.0 million, bringing the balance to $20.1 million. The loan bore interest at a rate of LIBOR plus a spread of 2.25% (LIBOR has a 0.25% floor) and was scheduled to mature on February 1, 2023. This loan was subsequently refinanced prior to its original maturity date. See "Other 2022 Financing Activity" above.

On March 8, 2021, the Company obtained a loan secured by Delray Beach Plaza in the amount of $14.5 million. The loan bore interest at a rate of LIBOR plus a spread of 3.00% and was scheduled to mature on March 8, 2026. This loan was subsequently paid off prior to its original maturity date. See "Other 2022 Financing Activity" above.

On May 5, 2021, the Company entered into a $35.1 million construction loan agreement for the Chronicle Mill development project. The loan bears interest at a rate of LIBOR plus a spread of 3.00% (LIBOR has a 0.25% floor). The loan matures on May 5, 2024 and has two 12-month extension options.

On August 24, 2021, as a part of the Greenbrier Square acquisition, the Company assumed a note payable of $20.0 million. The loan bears interest at a fixed rate of 3.74% and will mature on October 10, 2027.

On September 30, 2021, the Company refinanced the loan secured by Thames Street Wharf. The new $71.0 million loan bears interest at a rate of BSBY plus a spread of 1.30% and will mature on September 30, 2026. The Company simultaneously entered into an interest rate swap agreement that effectively fixes the interest rate at 2.35% for the term of the loan.

On April 15, 2021, the Company refinanced the $19.5 million Southgate Square loan. On December 21, 2021, the Company refinanced the loan with a new $27.1 million loan. The new loan bears interest at a rate of LIBOR plus a spread of 1.90% (LIBOR has a 0.20% floor) and will mature on December 21, 2026.

During the year ended December 31, 2021, the Company borrowed $23.4 million under its existing construction loans to fund new development and construction.

9. Derivative Financial Instruments

As of December 31, 2022, the Company had the following interest rate caps ($ in thousands):

Effective Date	Maturity Date	Notional Amount		Strike Rate	Premium Paid	
2/2/2021	2/1/2023	$	100,000	0.50% (LIBOR)	$	45
3/4/2021	4/1/2023		14,479	2.50% (LIBOR)		4
11/1/2020	11/1/2023		84,375 [a]	1.84% (SOFR)		91
7/1/2022	1/1/2024		50,000 [a]	1.00%-3.00% (SOFR) [b]		143 [c]
7/5/2022	1/1/2024		35,100 [a]	1.00%-3.00% (SOFR) [b]		120 [c]
1/11/2022	2/1/2024		175,000	4.00% (BSBY)		154
4/7/2022	2/1/2024		175,000 [a]	1.00%-3.00% (BSBY) [b]		3,595
7/6/2022	3/1/2024		200,000 [a]	1.00%-3.00% (SOFR) [b]		352 [c]
9/1/2022	9/1/2024		73,562 [a][d]	1.00%-3.00% (SOFR) [b]		1,370
		$	907,516		$	5,874

_____

(a) Designated as a cash flow hedge.
(b) The Company purchased interest rate caps at 1.00% and sold interest rate caps at 3.00%, resulting in interest rate cap corridors of 1.00% and 3.00%. The intended goal of these corridors is to provide a level of protection from the effect of rising interest rates and reduce the all-in cost of the derivative instrument.
(c) This amount represents the sum of the premiums paid on the original instruments. The caps were blended and extended during the year ended December 31, 2022.
(d) The notional amount represents the maximum notional amount that will eventually be in effect. The notional amount is scheduled to increase over the term of the corridor in accordance with projected borrowings on the associated loan.

As of December 31, 2022, the Company held the following floating-to-fixed interest rate swaps ($ in thousands):

Related Debt	Notional Amount		Index	Swap Fixed Rate	Debt effective rate	Effective Date	Expiration Date
Senior unsecured term loan	$	50,000	1-month LIBOR	2.78 %	4.08 %	5/1/2018	5/1/2023
Senior unsecured term loan		32,842 [a]	1-month LIBOR	2.25 %	3.55 %	4/1/2019	8/10/2023
Senior unsecured term loan		10,500 [a]	1-month LIBOR	3.02 %	4.32 %	10/12/2018	10/12/2023
Senior unsecured term loan		25,000 [a]	1-month LIBOR	0.50 %	1.80 %	4/1/2020	4/1/2024
Senior unsecured term loan		25,000 [a]	1-month LIBOR	0.50 %	1.80 %	4/1/2020	4/1/2024
Senior unsecured term loan		25,000 [a]	1-month LIBOR	0.55 %	1.85 %	4/1/2020	4/1/2024
Thames Street Wharf		69,328 [a]	1-month BSBY	1.05 %	2.35 %	9/30/2021	9/30/2026
M&T unsecured term loan		100,000	1-month SOFR	3.50 %	4.80 %	12/6/2022	12/6/2027
Senior unsecured term loan		100,000	1-month SOFR	3.43 %	4.73 %	12/13/2022	1/21/2028
Total	$	437,670					

_____

(a) Designated as a cash flow hedge.

For the interest rate swaps and caps designated as cash flow hedges, realized gains and losses are reclassified out of accumulated other comprehensive gain (loss) to interest expense in the consolidated statements of comprehensive income due to payments received from and paid to the counterparty. During the next 12 months, the Company anticipates reclassifying approximately $11.7 million of net hedging gains as reductions to interest expense. These amounts will be reclassified from accumulated other comprehensive gain into earnings to offset the variability of the hedged items during this period.

The Company's derivatives comprised the following as of December 31, 2022 and 2021 (in thousands):

| | December 31, 2022 | | | December 31, 2021 | | |
| | | Fair Value | | | Fair Value | |
	Notional Amount	Asset	Liability	Notional Amount	Asset	Liability
Derivatives not designated as accounting hedges						
Interest rate swaps	$ 250,000	$ 2,201	$ —	$ 50,000	$ —	$ (1,454)
Interest rate caps	289,479	2,102	—	399,579	1,019	—
Total derivatives not designated as accounting hedges	539,479	4,303	—	449,579	1,019	(1,454)
Derivatives designated as accounting hedges						
Interest rate swaps	187,670	11,247	—	239,633	1,317	(2,013)
Interest rate caps	561,200	13,565	—	384,375	590	—
Total derivatives	$ 1,288,349	$ 29,115	$ —	$ 1,073,587	$ 2,926	$ (3,467)

The changes in the fair value of the Company's derivatives during the years ended December 31, 2022, 2021, and 2020 was as follows (in thousands):

| | Years Ended December 31, | | |
	2022	2021	2020
Interest rate swaps	$ 16,210	$ 4,775	$ (10,318)
Interest rate caps	12,841	1,222	(518)
Total change in fair value of interest rate derivatives	$ 29,051	$ 5,997	$ (10,836)
Comprehensive income statement presentation:			
Change in fair value of derivatives and other	$ 8,886	$ 2,319	$ (1,085)
Unrealized cash flow hedge gains (losses)	20,165	3,678	(9,751)
Total change in fair value of interest rate derivatives	$ 29,051	$ 5,997	$ (10,836)

10. ***Equity***

Stockholders' Equity

As of December 31, 2022 and 2021, the Company's authorized capital was 500 million shares of common stock and 100 million shares of preferred stock. The Company had 67.7 million and 63.0 million shares of common stock issued and outstanding as of December 31, 2022 and 2021, respectively. The Company had 6.8 million shares of its Series A Preferred Stock (as defined below) issued and outstanding as of December 31, 2022 and 2021.

Common Stock

On February 26, 2018, the Company commenced an at-the-market continuous equity offering program (the "2018 ATM Program") through which the Company may, from time to time, issue and sell shares of its common stock. Upon commencing the 2018 ATM Program, the Company simultaneously terminated the 2016 ATM Program. On August 6, 2019, the Company entered into amendments to the separate sales agreements related to the 2018 ATM Program, which, among other things, increased the aggregate offering price of shares of the Company's common stock under the ATM Program from $125.0 million to $180.7 million. During the year ended December 31, 2020, the Company issued and sold 92,577 shares of common stock at a weighted average price of $18.23 per share under the 2018 ATM Program, receiving net proceeds after offering costs and commissions of $1.7 million.

On March 10, 2020, the Company commenced a new at-the-market continuous equity offering program (the "ATM Program") through which the Company may, from time to time, issue and sell shares of its common stock and shares of its 6.75% Series A Cumulative Redeemable Perpetual Preferred Stock (the "Series A Preferred Stock") having an aggregate offering price of up to $300.0 million, to or through its sales agents and, with respect to shares of its common stock, may enter into separate forward sales agreements to or through the forward purchaser. Upon commencing the ATM Program, the Company simultaneously terminated the 2018 ATM Program. During the years ended December 31, 2022 and 2021, the Company issued and sold 475,074 and 3,801,731 shares of common stock at a weighted average price of $15.21 and $13.87 per share under the ATM Program, receiving net proceeds, after offering costs and commissions, of $7.1 million and $51.7 million, respectively. During the years ended December 31, 2022 and 2021, the Company did not issue any shares of the Series A Preferred Stock under the ATM Program. During the year ended December 31, 2020, the Company issued and sold 713,418 shares of the Series A Preferred Stock at a weighted average price of $22.88 per share (inclusive of accrued dividends) under the ATM Program, receiving net proceeds, after offering costs and commissions, of $16.1 million.

On January 11, 2022, the Company completed an underwritten public offering of 4,025,000 shares of common stock, which were pre-purchased from the Company by the underwriter at a purchase price of $14.45 per share of common stock including fees, resulting in net proceeds after offering costs of $58.0 million.

Preferred Stock

On June 18, 2019, the Company issued 2,530,000 shares of its Series A Preferred Stock, with a liquidation preference of $25.00 per share, which included 330,000 shares issued upon the underwriters' full exercise of their option to purchase additional shares. Net proceeds from the offering, after the underwriting discount but before offering expenses payable by the Company, were approximately $61.3 million. The Company used the net proceeds to fund a portion of the purchase price of Thames Street Wharf, a 263,426 square foot office building located in the Harbor Point neighborhood of Baltimore, Maryland. The balance of the net proceeds was used to repay a portion of the outstanding borrowings under the Company's unsecured revolving credit facility and for general corporate purposes.

In connection with the issuance of the Series A Preferred Stock, on June 18, 2019, the Operating Partnership issued to the Company 2,530,000 6.75% Series A Cumulative Redeemable Perpetual Preferred Units (the "Series A Preferred Units"), which have economic terms that are identical to the Company's Series A Preferred Stock. The Series A Preferred Units were issued in exchange for the Company's contribution of the net proceeds from the offering of the Series A Preferred Stock to the Operating Partnership.

On August 20, 2020, the Company sold 3,600,000 shares of its Series A Preferred Stock at a public offering price of $24.75 per share (inclusive of accrued dividends), for net proceeds, after the underwriting discount and offering expenses payable by the Company, of approximately $86.1 million, pursuant to a prospectus supplement, dated August 13, 2020, and a base prospectus dated March 9, 2020. The offering was a re-opening of the Company's previous issuances of Series A Preferred Stock. The additional shares of Series A Preferred Stock sold in the offering form a single series, and are fully fungible, with the other outstanding shares of Series A Preferred Stock. The Company used the net proceeds to repay a portion of the outstanding borrowings under the Company's unsecured revolving credit facility and for general corporate purposes.

In connection with the issuance of the Series A Preferred Stock, on August 20, 2020, the Operating Partnership issued to the Company 3,600,000 Series A Preferred Units, which have economic terms that are identical to the Series A Preferred Stock. The Series A Preferred Units were issued in exchange for the Company's contribution of the net proceeds from the offering of the Series A Preferred Stock to the Operating Partnership.

Dividends on the Series A Preferred Stock are payable quarterly in arrears on or about the 15th day of each January, April, July and October. The first dividend on the Series A Preferred Stock was paid on October 15, 2019. The Series A Preferred Stock does not have a stated maturity date and is not subject to any sinking fund or mandatory redemption provisions. Upon liquidation, dissolution or winding up, the Series A Preferred Stock will rank senior to the Company's common stock with respect to the payment of distributions and other amounts. Except in instances relating to preservation of the Company's qualification as a REIT or pursuant to the Company's special optional redemption right, the Series A Preferred Stock is not redeemable prior to June 18, 2024. On and after June 18, 2024, the Company may, at its option, redeem the Series A Preferred Stock, in whole, at any time, or in part, from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but excluding, the redemption date.

Upon the occurrence of a change of control (as defined in the articles supplementary designating the terms of the Series A Preferred Stock), the Company has a special optional redemption right that enables it to redeem the Series A Preferred Stock, in whole or in part and within 120 days after the first date on which a change of control has occurred resulting in neither the Company nor the surviving entity having a class of common stock listed on the New York

Stock Exchange, NYSE American, or NASDAQ or the acquisition of beneficial ownership of its stock entitling a person to exercise more than 50% of the total voting power of all our stock entitled to vote generally in election of directors. The special optional redemption price is $25.00 per share, plus any accrued and unpaid dividends (whether or not declared) to, but excluding, the date of redemption.

Upon the occurrence of a change of control, holders will have the right (unless the Company has elected to exercise its special optional redemption right to redeem their Series A Preferred Stock) to convert some or all of such holder's Series A Preferred Stock into a number of shares of the Company's common stock equal to the lesser of:

- the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid distributions to, but not including, the change of control conversion date (unless the change of control conversion date is after a record date for a Series A Preferred Stock distribution payment and prior to the corresponding Series A Preferred Stock distribution payment date, in which case no additional amount for such accrued and unpaid distribution will be included in this sum) by (ii) the Common Stock Price (as defined in the articles supplementary designating the terms of the Series A Preferred Stock); and

- 2.97796 (i.e., the Share Cap), subject to certain adjustments;

subject, in each case, to certain adjustments and provisions for the receipt of alternative consideration of equivalent value as described in the articles supplementary designating the terms of the Series A Preferred Stock.

Noncontrolling Interests

As of December 31, 2022 and 2021, the Company held a 76.7% and 75.3% common interest in the Operating Partnership, respectively. As of December 31, 2022, the Company also held a preferred interest in the Operating Partnership in the form of preferred units with a liquidation preference of $171.1 million. The Company is the primary beneficiary of the Operating Partnership as it has the power to direct the activities of the Operating Partnership and the rights to absorb 76.7% of the net income of the Operating Partnership. As the primary beneficiary, the Company consolidates the financial position and results of operations of the Operating Partnership. Noncontrolling interests in the Company represent units of limited partnership interest in the Operating Partnership not held by the Company. As of December 31, 2022, there were 20,611,190 Class A Units of limited partnership interest in the Operating partnership not held by the Company. The Company's financial position and results of operations are the same as those of the Operating Partnership.

Additionally, the Operating Partnership owns a majority interest in certain non-wholly-owned operating and development properties. The noncontrolling interest for investment entities of $24.1 million relates to the minority partners' interest in certain joint venture entities as of December 31, 2022. The noncontrolling interest for consolidated real estate entities was $0.6 million as of December 31, 2021.

On January 1, 2022, in connection with the tender by holders of Class A Units of 12,149 Class A Units for redemption by the Operating Partnership, the Company elected to satisfy the redemption requests through the issuance of an equal number of shares of common stock.

On July 1, 2022, in connection with the tender by a limited partner in the Operating Partnership of 10,146 Class A Units for redemption by the Operating Partnership, the Company elected to satisfy the redemption request with a cash payment of $0.1 million.

Holders of OP Units may not transfer their units without the Company's prior consent as general partner of the Operating Partnership. Subject to the satisfaction of certain conditions, holders of Class A Units may tender their units for redemption by the Operating Partnership in exchange for cash equal to the market price of shares of the Company's common stock at the time of redemption or, at the Company's option and sole discretion, for unregistered or registered shares of common stock on a one-for-one basis. Accordingly, the Company presents OP Units of the Operating Partnership not held by the Company as noncontrolling interests within equity in the consolidated balance sheets.

Dividends and Class A Unit Distributions

During the years ended December 31, 2022, 2021, and 2020, the Company declared dividends per common share and distributions per unit of $0.72, $0.64, and $0.44, respectively. During the years ended December 31, 2022, 2021, and

2020, these common stock dividends totaled $48.7 million, $39.3 million, and $25.3 million, respectively, and these Operating Partnership distributions totaled $14.8 million, $13.3 million, and $9.2 million, respectively.

The tax treatment of dividends paid to common stockholders during the years ended December 31, 2022, 2021, and 2020 was as follows (unaudited):

	Years ended December 31,		
	2022	**2021**	**2020**
Capital gains	— %	8.98 %	— %
Ordinary income	65.64 %	66.71 %	59.09 %
Return of capital	34.36 %	24.31 %	40.91 %
Total	100.00 %	100.00 %	100.00 %

During the years ended December 31, 2022, 2021, and 2020 the Company declared dividends of $1.687500 per share to holders of Series A Preferred Stock. During the years ended December 31, 2022, 2021, and 2020, these preferred stock dividends totaled $11.5 million, $11.5 million, and $7.3 million, respectively.

The tax treatment of dividends paid to preferred stockholders during the years ended December 31, 2022, 2021, and 2020 was as follows (unaudited):

	Years ended December 31,		
	2022	**2021**	**2020**
Capital gains	— %	11.96 %	— %
Ordinary income	100.00 %	88.04 %	100.00 %
Total	100.00 %	100.00 %	100.00 %

11. *Stock-Based Compensation*

The Company's Amended and Restated 2013 Equity Incentive Plan (the "Equity Plan") permits the grant of restricted stock awards, stock options, stock appreciation rights, performance units, and other equity-based awards up to an aggregate of 1,700,000 shares of common stock. As of December 31, 2022, the Company had 398,110 shares of common stock available for issuance under the Equity Plan.

During the years ended December 31, 2022, 2021, and 2020, the Company granted an aggregate of 288,677, 166,768 and 176,382 shares of restricted stock to employees and nonemployee directors, respectively. The grant date fair value of the restricted stock awards granted during the years ended December 31, 2022, 2021, and 2020 was $4.2 million, $2.1 million and $2.8 million, respectively. Employee restricted stock awards generally vest over a period of two years: one-third immediately on the grant date and the remaining two-thirds in equal amounts on the first two anniversaries following the grant date, subject to continued service to the Company. Beginning with grants made in 2021, executive officers' restricted shares generally vest over a period of three years: two-fifths immediately on the grant date and the remaining three-fifths in equal amounts on the first three anniversaries following the grant date, subject to continued service to the Company. Non-employee director restricted stock awards vest either immediately upon grant or over a period of one year, subject to continued service to the Company. Unvested restricted stock awards are entitled to receive dividends from their grant date.

During the years ended December 31, 2022, 2021, and 2020, the Company issued performance-based awards in the form of restricted stock units to certain employees. The performance period for these awards is three years, with a required two-year service period immediately following the expiration of the performance period in order to fully vest. There were no performance-based awards issued or vested in 2022. During the three months ended December 31, 2021, 5,760 shares were issued with a grant date fair value of $15.19 per share due to the partial vesting of performance units awarded to certain employees in 2017. Of those shares, 1,926 were surrendered by the employees for income tax withholdings. During the three months ended December 31, 2020, 10,842 shares were issued with a grant date fair value of $11.11 per share due to the partial vesting of performance units awarded to certain employees in 2016 and 2017. Of those shares, 3,165 were surrendered by the employees for income tax withholdings. During the three months ended March 31, 2020, 10,600 shares were issued with a grant date fair value of $18.08 per share due to the partial vesting of performance units awarded to certain employees in 2017. Of those shares, 3,677 were surrendered by the employees for income tax withholdings.

During the years ended December 31, 2022, 2021, and 2020, the Company recognized $3.8 million, $2.6 million and $2.9 million of stock-based compensation, respectively. As of December 31, 2022, the total unrecognized compensation cost related to unvested restricted shares was $1.1 million, substantially all of which the Company expects to recognize over the next 27 months.

Compensation cost relating to stock-based compensation for the years ended December 31, 2022, 2021, and 2020 was recorded as follows (in thousands):

	Years Ended December 31,					
	2022		**2021**		**2020**	
General and administrative expense	$	1,905	$	1,505	$	1,615
General contracting and real estate services expenses		1,342		738		763
Capitalized in conjunction with development projects		530		329		483
Total stock-based compensation cost	$	3,777	$	2,572	$	2,861

The following table summarizes the changes in the Company's unvested restricted stock awards during the year ended December 31, 2022:

	Restricted Stock Awards		Weighted Average Grant Date Fair Value Per Share
Unvested as of January 1, 2022	151,812	$	14.24
Granted	288,677		14.60
Vested	(190,525)		14.90
Forfeited	(30,658)		14.23
Unvested as of December 31, 2022	219,306	$	14.15

Restricted stock awards granted and vested during the year ended December 31, 2022 include 52,088 shares tendered by employees to satisfy minimum statutory tax withholding obligations.

12. **Fair Value of Financial Instruments**

Fair value measurements are based on assumptions that market participants would use in pricing an asset or a liability. The hierarchy for inputs used in measuring fair value is as follows:

Level 1 Inputs — quoted prices in active markets for identical assets or liabilities
Level 2 Inputs — observable inputs other than quoted prices in active markets for identical assets and liabilities
Level 3 Inputs — unobservable inputs

Except as disclosed below, the carrying amounts of the Company's financial instruments approximate their fair values. Financial assets and liabilities whose fair values are measured on a recurring basis using Level 2 inputs consist of interest rate swaps and caps. The Company measures the fair values of these assets and liabilities based on prices provided by independent market participants that are based on observable inputs using market-based valuation techniques.

Financial assets and liabilities whose fair values are not measured at fair value but for which the fair value is disclosed include the Company's notes receivable and indebtedness. The fair value is estimated by discounting the future cash flows of each instrument at estimated market rates consistent with the maturity, credit characteristics, and other terms of the arrangements, which are Level 3 inputs under the fair value hierarchy.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. For disclosure purposes, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Considerable judgment is used to estimate the fair value of financial instruments. The estimates of fair value presented herein are not necessarily indicative of the amounts that could be realized upon disposition of the financial instruments.

The carrying amounts and fair values of the Company's financial instruments as of December 31, 2022 and 2021 were as follows (in thousands):

	December 31,							
	2022				**2021**			
	Carrying Value		**Fair Value**		**Carrying Value**		**Fair Value**	
Indebtedness, net [(a)(b)]	$	1,079,233	$	1,058,530	$	966,253	$	983,863
Notes receivable		136,039		136,039		126,429		126,429
Interest rate swap liabilities		—		—		3,467		3,467
Interest rate swap and cap assets		29,115		29,115		2,926		2,926

_____

(a) The values as of December 31, 2021 include loans reclassified to liabilities related to assets held for sale.
(b) Excludes $11.0 million and $7.3 million of deferred financing costs as of December 31, 2022 and 2021, respectively.

13.   *Income Taxes*

The income tax benefit (provision) for the years ended December 31, 2022, 2021, and 2020 comprised the following (in thousands):

	Years Ended December 31,					
	2022		**2021**		**2020**	
Federal income taxes:						
Current	$	—	$	722	$	290
Deferred		122		(100)		(18)
State income taxes:						
Current		—		139		14
Deferred		23		(19)		(3)
Income tax benefit	$	145	$	742	$	283

As of December 31, 2022 and 2021, the Company had $1.4 million and $1.3 million, respectively, of net deferred tax assets representing net operating losses of the TRS that are being carried forward and basis differences in the assets of the TRS. The deferred tax assets are presented within other assets in the consolidated balance sheets.

Management has evaluated the Company's income tax positions and concluded that the Company has no uncertain income tax positions as of December 31, 2022 and 2021. The Company is generally subject to examination by the applicable taxing authorities for the tax years 2019 through 2022. The Company does not currently have any ongoing tax examinations by taxing authorities.

14. Other Assets

Other assets were comprised of the following as of December 31, 2022 and 2021 (in thousands):

	December 31,		
	2022		2021
Leasing costs, net	$ 15,005	$	13,043
Leasing incentives, net	2,697		3,330
Interest rate swaps and caps	29,115		2,926
Prepaid expenses and other	30,516		18,345
Pre-acquisition and pre-development costs	8,030		8,283
Other assets	$ 85,363	$	45,927

15. Other Liabilities

Other liabilities were comprised of the following as of December 31, 2022 and 2021 (in thousands):

	December 31,		
	2022		2021
Dividends and distributions payable	$ 19,777	$	17,245
Acquired lease intangibles, net	18,418		19,256
Prepaid rent and other	10,935		11,294
Security deposits	4,026		3,371
Interest rate swaps	—		3,467
Guarantee liability	899		1,243
Other liabilities	$ 54,055	$	55,876

16. Acquired Lease Intangibles

The following table summarizes the Company's acquired lease intangibles as of December 31, 2022 (in thousands):

	December 31, 2022					
	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	
In-place lease assets	$	180,598	$	79,320	$	101,278
Above-market lease assets		7,748		5,156		2,592
Above/Below-market ground lease assets		5,075		948		4,127
Below-market lease liabilities		32,355		13,937		18,418

The following table summarizes the Company's acquired lease intangibles as of December 31, 2021 (in thousands):

	December 31, 2021					
	Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount	
In-place lease assets	$	126,528	$	67,486	$	59,042
Above-market lease assets		7,442		4,446		2,996
Above/Below-market ground lease assets		5,075		810		4,265
Below-market lease liabilities		30,798		11,542		19,256

During the years ended December 31, 2022, 2021, and 2020, the Company recognized the following amortization of intangible lease assets and liabilities (in thousands):

| | Years Ended December 31, | | |
	2022	2021	2020
Intangible lease assets			
In-place lease assets	$ 15,767	$ 13,210	$ 6,935
Above-market lease assets	641	595	300
Above/Below-market ground lease assets	138	144	213
Intangible lease liabilities			
Below-market lease liabilities	2,395	2,148	1,119

As of December 31, 2022, the weighted-average remaining lives of in-place lease assets, above-market lease assets, above/below-market ground lease assets, and below-market lease liabilities were 9.8 years, 5.0 years, 42.2 years and 11.3 years, respectively. As of December 31, 2022, the weighted-average remaining life of below-market lease renewal options was 9.6 years.

Estimated amortization of acquired lease intangibles for each of the five succeeding years is as follows (in thousands):

	Rental Revenues	Depreciation and Amortization
Year ending December 31,		
2023	$ 1,709	$ 13,495
2024	1,712	11,592
2025	1,639	10,582
2026	1,646	9,898
2027	1,426	9,263

17. *Related Party Transactions*

The Company provides general contracting and real estate services to certain related party entities that are included in these consolidated financial statements. Revenue and Gross Profits from construction contracts with related party entities of the Company were not material for the year ended December 31, 2022. Revenue from construction contracts with related party entities of the Company were $23.6 million and $52.2 million for the years ended December 31, 2021, and 2020, respectively. Gross profits from such contracts were $1.7 million and $2.0 million for the years ended December 31, 2021, and 2020, respectively. As of December 31, 2022 there were no outstanding balance from related parties of the Company. As of December 31, 2021 there was $4.1 million outstanding from related parties of the Company included in net construction receivables. Real estate services fees from affiliated entities of the Company were not material for any of the years ended December 31, 2022, 2021, and 2020. In addition, affiliated entities also reimburse the Company for monthly maintenance and facilities management services provided to the properties. Cost reimbursements earned by the Company from affiliated entities were not material for any of the years ended December 31, 2022, 2021, and 2020.

The general contracting services described above include contracts with an aggregate price of $81.6 million with the developer of a mixed-use project, including an apartment building, retail space, and a parking garage located in Virginia Beach, Virginia. The developer is owned in part by executives and nonindependent directors of the Company, not including the Chief Executive Officer and Chief Financial Officer. These contracts were executed in October and December 2019 and as of December 31, 2022 were completed and resulted in aggregate gross profit of $3.9 million to the Company, representing a gross profit margin of 5.1%. As part of these contracts and per the requirements of the lender for this project, the Company issued a letter of credit for $9.5 million to secure certain performances of the Company's subsidiary construction company under the contracts, of which $1.9 million remains outstanding as of December 31, 2022 and is projected to expire in May 2023.

The Company provides general contracting services to the Harbor Point Parcel 3 and Harbor Point Parcel 4 ventures. See Note 5 for more information. During the year ended December 31, 2022, the Company recognized gross profit of $0.9 million relating to these construction contracts.

On October 1, 2020, the Company acquired Edison Apartments, a multifamily property located in downtown Richmond, Virginia, for consideration comprised of 633,734 Class A Units, the assumption of a $16.4 million loan payable, and the assumption of $1.1 million in other assets and liabilities. The seller of the project is comprised in part by members of the Company's management and board of directors. Additionally, a development fee of $1.8 million, which was included in the assumed assets and liabilities, was paid to the development group partially owned by members of the Company's management and board of directors.

18.   *Commitments and Contingencies*

Legal Proceedings

The Company is from time to time involved in various disputes, lawsuits, warranty claims, environmental and other matters arising in the ordinary course of its business. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters.

The Company currently is a party to various legal proceedings, none of which management expects will have a material adverse effect on the Company's financial position, results of operations, or liquidity. Management accrues a liability for litigation if an unfavorable outcome is determined to be probable and the amount of loss can be reasonably estimated. If an unfavorable outcome is determined by management to be probable and a range of loss can be reasonably estimated, management accrues the best estimate within the range; however, if no amount within the range is a better estimate than any other, the minimum amount within the range is accrued. Legal fees related to litigation are expensed as incurred. Management does not believe that the ultimate outcome of these matters, either individually or in the aggregate, could have a material adverse effect on the Company's financial position or results of operations; however, litigation is subject to inherent uncertainties.

Under the Company's leases, tenants are typically obligated to indemnify the Company from and against all liabilities, costs, and expenses imposed upon or asserted against it as owner of the properties due to certain matters relating to the operation of the properties by the tenant.

Guarantees

In connection with the Company's mezzanine lending activities and equity method investments, the Company has made guarantees to pay portions of certain senior loans of third parties associated with the development projects. The following table summarizes the outstanding guarantees made by the Company as of December 31, 2022 (in thousands):

Development project	Payment guarantee amount		Guarantee liability	
Interlock Commercial	$	37,450	$	701
Harbor Point Parcel 4 [a]		32,910		198
Total	$	70,360	$	899

_____

(a) As of December 31, 2022, no amounts have been funded on this senior loan.

Commitments

The Company has a bonding line of credit for its general contracting construction business and is contingently liable under performance and payment bonds, bonds for cancellation of mechanics liens, and defect bonds. Such bonds collectively totaled $8.5 million and $2.1 million as of December 31, 2022 and 2021, respectively. In addition, during the year ended December 31, 2019, the Company issued a letter of credit for $9.5 million to secure certain performances of the Company's subsidiary construction company under a related party project, which was still in effect at December 31, 2022.

On January 7, 2021, the Operating Partnership entered into a $15.0 million standby letter of credit using the available capacity under the credit facility to guarantee the funding of its investment in the Harbor Point Parcel 3 joint venture, which is the developer of T. Rowe Price's new global headquarters. This letter of credit was available for draw down on the revolving credit facility in the event the Company did not meet its equity requirement. The letter of credit expired on January 4, 2022 and was not required to be renewed.

Unfunded Loan Commitments

The Company has certain commitments related to its notes receivable investments that it may be required to fund in the future. The Company is generally obligated to fund these commitments at the request of the borrower or upon the occurrence of events outside of the Company's direct control. As of December 31, 2022, the Company had three notes receivable with a total of $18.2 million of unfunded commitments. If commitments are funded in the future, interest will be charged at rates consistent with the existing investments. As of December 31, 2022, the Company has recorded a $0.3 million CECL allowance that relates to the unfunded commitments, which was recorded as a liability in Other liabilities in the consolidated balance sheet. See Note 6 for more information.

The Operating Partnership has entered into standby letters of credit related to the guarantee of future performance on certain of the Company's construction contracts. Letters of credit generally are available for draw down in the event the Company does not perform. As of both December 31, 2022 and 2021, the Operating Partnership had outstanding letters of credit totaling $9.5 million, as noted above.

Concentrations of Credit Risk

The majority of the Company's properties are located in Hampton Roads, Virginia. For the years ended December 31, 2022, 2021, and 2020, rental revenues from Hampton Roads properties represented 38%, 40% and 44%, respectively, of the Company's rental revenues. Many of the Company's Hampton Roads properties are located in the Town Center of Virginia Beach. For the years ended December 31, 2022, 2021, and 2020, rental revenues from Town Center properties represented 25%, 26% and 27%, respectively, of the Company's rental revenues.

The Company also has a concentration of properties at Harbor Point in Baltimore, Maryland. For the years ended December 31, 2022, 2021, and 2020, rental revenues from Harbor Point properties represented 26%, 14% and 14%, respectively, of the Company's rental revenues.

A group of three construction customers comprised 89%, 58%, and 65% of the Company's general contracting and real estate services revenues for the years ended December 31, 2022, 2021, and 2020, respectively.

19. *Subsequent Events*

The Company has evaluated subsequent events through the date on which this Form 10-K was filed, the date on which these financial statements were issued, and identified the items below for discussion.

Real Estate

On January 14, 2023, the Company acquired the additional 11% membership interest in the Constellation Energy Building in exchange for full satisfaction of the $12.8 million loan that was extended to the seller upon the acquisition of the property in January 2022.

Indebtedness

Borrowings under the revolving credit facility were $94.0 million on February 17, 2023.

Equity

On January 5, 2023, the Company paid cash dividends of $12.8 million to common stockholders and the Operating Partnership paid cash distributions of $3.9 million to holders of Class A Units. These dividends and distributions were declared and accrued as of December 31, 2022.

On January 13, 2023, the Company paid cash dividends of $2.9 million to the holders of the Series A Preferred Stock. These dividends were declared and accrued as of December 31, 2022.

SCHEDULE III—Consolidated Real Estate Investments and Accumulated Depreciation
December 31, 2022

	Encumbrances	Initial Cost Land	Initial Cost Building and Improvements	Cost Capitalized Subsequent to Acquisition	Gross Carrying Amount Land	Gross Carrying Amount Building and Improvements	Gross Carrying Amount Total	Accumulated Depreciation	Net Carrying Amount [1]	Year of Construction/ Acquisition
Office										
4525 Main Street	$ 30,785	$ 982	$ —	$ 46,959	$ 982	$ 46,959	$ 47,941	$ 13,831	$ 34,110	2014
Armada Hoffler Tower	— (2)	1,976	—	70,034	1,976	70,034	72,010	43,265	28,745	2002
Brooks Crossing Office	— (2)	295	—	19,509	295	19,509	19,804	2,456	17,348	2016/2019
Constellation Office	175,000	21,152	176,943	1,692	21,152	178,635	199,787	4,583	195,204	2016/2022
One City Center	— (2)	2,911	28,202	6,302	2,911	34,504	37,415	3,978	33,437	2019
One Columbus	— (2)	960	10,269	14,907	960	25,176	26,136	14,929	11,207	1984
Thames Street Wharf	69,327	15,861	64,689	577	15,861	65,266	81,127	5,957	75,170	2010/2019
Two Columbus	— (2)	53	—	21,739	53	21,739	21,792	10,951	10,841	2009
Wills Wharf	— (2)	—	—	112,182	—	112,182	112,182	7,810	104,372	2020
Total office	$ 275,112	$ 44,190	$ 280,103	$ 293,901	$ 44,190	$ 574,004	$ 618,194	$ 107,760	$ 510,434	
Retail										
249 Central Park Retail	$ — (2)	$ 713	$ —	$ 17,092	$ 713	$ 17,092	$ 17,805	$ 10,043	$ 7,762	2004
Apex Entertainment	— (2)	67	—	17,903	67	17,903	17,970	7,425	10,545	2002
Broad Creek Shopping Center	— (2)	—	—	9,658	—	9,658	9,658	5,152	4,506	1997-2001
Broadmoor Plaza	— (2)	2,410	9,010	1,535	2,410	10,545	12,955	3,313	9,642	1980/2016
Brooks Crossing Retail	— (2)	117	—	2,421	117	2,421	2,538	455	2,083	2016
Columbus Village	— (2)	7,631	10,135	8,533	7,631	18,668	26,299	5,115	21,184	1980/2015
Columbus Village II	— (2)	14,536	10,922	100	14,536	11,022	25,558	2,648	22,910	1995/2016
Commerce Street Retail	— (2)	118	—	3,323	118	3,323	3,441	2,086	1,355	2008
Delray Beach Plaza	— (2)	—	27,151	351	—	27,502	27,502	1,764	25,738	2021
Dimmock Square	— (2)	5,100	13,126	762	5,100	13,888	18,988	3,305	15,683	1998/2014
Fountain Plaza Retail	— (2)	425	—	8,049	425	8,049	8,474	4,265	4,209	2004
Greenbrier Square	19,940	8,549	21,170	29	8,549	21,199	29,748	982	28,766	2017/2021
Greentree Shopping Center	— (2)	1,103	—	4,174	1,103	4,174	5,277	1,477	3,800	2014
Hanbury Village	— (2)	2,566	—	16,512	2,566	16,512	19,078	8,048	11,030	2006
Harrisonburg Regal	—	1,554	—	4,148	1,554	4,148	5,702	2,522	3,180	1999
Lexington Square	13,892	3,035	20,581	338	3,035	20,919	23,954	3,188	20,766	2017/2018
Market at Mill Creek	12,494	2,261	—	21,040	2,261	21,040	23,301	2,695	20,606	2018
Marketplace at Hilltop	— (2)	2,023	19,886	433	2,023	20,319	22,342	2,132	20,210	2000/2019
Nexton Square	22,195	9,086	27,760	5,250	9,086	33,010	42,096	2,607	39,489	2020/2020
North Hampton Market	— (2)	7,250	10,210	975	7,250	11,185	18,435	2,993	15,442	2004/2016
North Pointe Center	— (3)	1,276	—	23,084	1,276	23,084	24,360	11,609	12,751	1998
Overlook Village	— (2)	6,328	20,101	271	6,328	20,372	26,700	1,044	25,656	1990/2021
Parkway Centre	— (2)	1,372	7,864	138	1,372	8,002	9,374	1,217	8,157	2017/2018
Parkway Marketplace	— (2)	1,150	—	4,137	1,150	4,137	5,287	2,388	2,899	1998
Patterson Place	— (2)	15,060	20,180	1,088	15,060	21,268	36,328	4,499	31,829	2004/2016

	Encumbrances	Initial Cost: Land	Initial Cost: Building and Improvements	Cost Capitalized Subsequent to Acquisition	Gross Carrying Amount: Land	Gross Carrying Amount: Building and Improvements	Gross Carrying Amount: Total	Accumulated Depreciation	Net Carrying Amount [(1)]	Year of Construction/ Acquisition
Pembroke Square	— [(2)]	14,513	9,290	1	14,513	9,291	23,804	111	23,693	1966/2015/2022
Perry Hall Marketplace	— [(2)]	3,240	8,316	593	3,240	8,909	12,149	2,616	9,533	2001/2015
Premier Retail	8,013	318	—	15,339	318	15,339	15,657	2,147	13,510	2018
Providence Plaza	— [(2)]	9,950	12,369	2,057	9,950	14,426	24,376	3,623	20,753	2007/2015
Red Mill Commons	11,283 [(3)]	44,252	30,348	4,550	44,252	34,898	79,150	6,343	72,807	2000/2019
Sandbridge Commons	— [(2)]	4,118	—	7,508	4,118	7,508	11,626	2,512	9,114	2015
South Retail	— [(2)]	190	—	8,300	190	8,300	8,490	5,382	3,108	2002
South Square	— [(2)]	14,130	12,670	1,129	14,130	13,799	27,929	3,296	24,633	1977/2016
Southgate Square	26,195	10,238	25,950	5,607	10,238	31,557	41,795	6,660	35,135	1991/2016
Southshore Shops	— [(2)]	1,770	6,509	443	1,770	6,952	8,722	1,429	7,293	2006/2016
Studio 56 Retail	— [(2)]	76	—	2,601	76	2,601	2,677	1,270	1,407	2007
Tyre Neck Harris Teeter	— [(2)]	—	—	3,306	—	3,306	3,306	1,754	1,552	2011
Wendover Village	— [(2)]	19,893	22,638	961	19,893	23,599	43,492	4,513	38,979	2004/2016-2019
Total retail	**$ 114,012**	**$ 216,418**	**$ 346,186**	**$ 203,739**	**$ 216,418**	**$ 549,925**	**$ 766,343**	**$ 134,628**	**$ 631,715**	
Multifamily										
1305 Dock Street	$ —	$ 2,164	$ 18,113	$ 172	$ 2,164	$ 18,285	$ 20,449	$ 472	$ 19,977	2016/2022
1405 Point	— [(2)]	—	95,466	3,812	—	99,278	99,278	11,762	87,516	2018/2019
Chronicle Mill	27,630	1,780	533	54,079	1,780	54,612	56,392	361	56,031	2021
Edison Apartments	15,563	3,428	18,582	1,490	3,428	20,072	23,500	1,912	21,588	1919/ 2014/2020
Encore Apartments	23,980	1,293	—	31,562	1,293	31,562	32,855	7,984	24,871	2014
Gainesville Apartments	30,000	4,834	—	45,314	4,834	45,314	50,148	1,039	49,109	2020
Greenside Apartments	31,862	5,711	—	45,622	5,711	45,622	51,333	6,411	44,922	2018
Liberty Apartments	20,926	3,580	23,494	2,516	3,580	26,010	29,590	7,627	21,963	2013/2014
Premier Apartments	16,269	647	—	29,348	647	29,348	29,995	3,876	26,119	2018
Smith's Landing	15,535	—	35,105	4,477	—	39,582	39,582	11,605	27,977	2009/2013
Southern Post	—	5,000	—	37,496	5,000	37,496	42,496	—	42,496	2021 [(4)]
The Cosmopolitan	41,243	985	—	76,141	985	76,141	77,126	34,526	42,600	2006
Total multifamily	**$ 223,008**	**$ 29,422**	**$ 191,293**	**$ 332,029**	**$ 29,422**	**$ 523,322**	**$ 552,744**	**$ 87,575**	**$ 465,169**	
Held for development	**$ —**	**$ 6,294**	**$ —**	**$ —**	**$ 6,294**	**$ —**	**$ 6,294**	**$ —**	**$ 6,294**	
Real estate investments	**$ 612,132**	**$ 296,324**	**$ 817,582**	**$ 829,669**	**$ 296,324**	**$ 1,647,251**	**$1,943,575**	**$ 329,963**	**$ 1,613,612**	

(1) The net carrying amount of real estate for federal income tax purposes was $1,464.5 million as of December 31, 2022.
(2) Borrowing base collateral for the credit facility as of December 31, 2022.
(3) A portion of this property is borrowing base collateral for the credit facility as of December 31, 2022.
(4) Construction in progress as of December 31, 2022.

Income producing property is depreciated on a straight-line basis over the following estimated useful lives:

Buildings	39 years
Capital improvements	5—20 years
Equipment	3—7 years
Tenant improvements	Term of the related lease (or estimated useful life, if shorter)

	Real Estate Investments		Accumulated Depreciation	
	December 31,			
	2022	2021	2022	2021
Balance at beginning of the year	$ 1,737,438	$ 1,757,917	$ 285,814	$ 253,965
Construction costs and improvements	93,467	86,325	—	—
Acquisitions	242,423	83,723	—	—
Dispositions	(129,342)	(83,848)	(10,396)	(14,809)
Reclassifications	(411)	(106,679)	—	(5,010)
Depreciation	—	—	54,545	51,668
Balance at end of the year	$ 1,943,575	$ 1,737,438	$ 329,963	$ 285,814

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CORPORATE INFORMATION

BOARD OF DIRECTORS

Daniel A. Hoffler
Executive Chairman of the Board

Louis S. Haddad
President and Chief Executive Officer

Eva S. Hardy
Lead Independent Director

James C. Cherry
Independent Director

George F. Allen
Independent Director

James A. Carroll
Independent Director

Dennis H. Gartman
Independent Director

A. Russell Kirk
Director

John W. Snow
Independent Director

EXECUTIVE MANAGEMENT

Louis S. Haddad
President and Chief Executive Officer

Matthew T. Barnes-Smith
Chief Financial Officer and Treasurer/Secretary

Shawn J. Tibbetts
Chief Operating Officer

Eric E. Apperson
President of Construction and Development

Shelly R. Hampton
President of Asset Management

SHAREHOLDER INFORMATION

Corporate Office
Armada Hoffler
222 Central Park Avenue
Suite 2100
Virginia Beach, VA 23462
757.366.4000

Independent Registered Public Accounting Firm
Ernst & Young LLP
The Edgeworth Building
2100 East Cary Street, Suite 201
Richmond, VA 23223
804.344.6000

Transfer Agent
Broadridge Corporate
    Issuer Solutions
51 Mercedes Way
Brentwood, NY 11717

Investor Services
For questions regarding security ownership or to request printed information, please contact **investorrelations@ armadahoffler.com** or visit **ir.armadahoffler.com**.